UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2019

Commission File Number: 1-13368

POSCO

(Translation of registrant’s name into English)

POSCO Center, 440 Teheran-ro, Gangnam-gu, Seoul, Korea, 06194

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

POSCO is furnishing under cover of Form 6-K:

Exhibit 99.1: An English translated documents of POSCO’s INTERIM REPORT of the year 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO
(Registrant)

Date: September 6, 2019	By	/s/ Lim, Seung-Kyu
(Signature)
Name : Lim, Seung-Kyu
Title : Executive Vice President

Exhibit 99.1

INTERIM REPORT

(From January 1, 2019 to June 30, 2019)

THIS IS AN ENGLISH TRANSLATION OF THE QUARTERLY REPORT ORIGINALLY PREPARED IN THE KOREAN LANGUAGE (IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SERVICES COMMISSION). THIS ENGLISH TRANSLATION IS NOT OFFICIAL AND IS PROVIDED FOR INFORMATION PURPOSES ONLY.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON BOTH CONSOLIDATED AND NONCONSOLIDATED BASIS IN ACCORDANCE WITH THE KOREAN-INTERNATIONAL FINANCIAL REPORTING STANDARDS (K-IFRS) WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES.

INTERIM REPORT

(From January 1, 2019 to June 30, 2019)

To:        Korean Financial Services Commission and Korea Exchange

/s/ Chang, In-Hwa
Chang, In-Hwa
President and Representative Director
POSCO

6261 Donghaean-ro (Goedong-dong), Pohang-si, Nam-gu, Gyungsangbuk-do, Korea

Telephone: +82-54-220-0114

/s/ Lim , Seung-Kyu
Lim, Seung Kyu
Executive Vice President
POSCO

6261 Donghaean-ro (Goedong-dong), Pohang-si, Nam-gu, Gyungsangbuk-do, Korea

Telephone: +82-2-3457-0114

2

Attachment:	Independent Auditors’ Review Report (Consolidated and Separate)

3

I. OVERVIEW

1. Scope of Business

A. POSCO (the “Company”, as of June, 2019)

As of June 2019, the Company’s business scope is as follows:

Business

(1) To manufacture, market, promote, sell and distribute iron, steel and rolled products;

(2) To engage in harbor loading and unloading, transportation and warehousing businesses;

(3) To engage in the management of professional athletic organizations;

(4) To engage in the supply of gas and power generation as well as in the distribution business thereof and in the resources development business;

(5) To engage in leasing of real estate and distribution businesses;

(6) To engage in the supply of district heating business;

(7) To engage in marine transportation, processing and sales of minerals within or outside of Korea;

(8) To engage in educational service and other services related to business;

(9) To engage in manufacture, process and sale of non-ferrous metal;

(10) To engage in technology license sales and engineering business; and

(11) To engage in all other conducts, activities or businesses which are related, directly or indirectly, to the attainment and continuation of the foregoing purposes

B. POSCO Business Group

(1)	Name of the Business Group: POSCO

(2)	Companies Belonging to the Business Group

POSCO, POSCO CHEMICAL CO., LTD, POSCO INTERNATIONAL Corporation, POSCO COATED & COLOR STEEL Co., Ltd., POSCO ICT, POSCO M-TECH, Busan E&E Co., Ltd., Suncheon Eco Trans Co., Ltd., SNNC, eNtoB Corporation, UITrans LRT Co. Ltd., POSCO O&M Co., Ltd., POSCO Humans, POSCO ENGINEERING & CONSTRUCTION., LTD., POSCO Research Institute, POSCO A&C, TANCHEON E&E, Pohang Scrap Recycling Distribution Center Co., Ltd., POSCO NIPPON STEEL RHF JOINT VENTURE CO., Ltd., POSCO-Terminal Co., Ltd., POSCO ENERGY CO., LTD., PSC Energy Global Co., Ltd., Gale International Korea, LLC, POSCO Venture Capital Co., Ltd., Pohang Special Welding Co., Ltd., POSCO MITSUBISHI CARBON TECHNOLOGY, POSPower Co., Ltd, Songdo Posco family Housing, HOTEL LAONZENA, POSCO Group University, POSCO PLANTEC Co., Ltd., POSCO e&c Songdo International Building, POSCO Research & Technology, Pohang Techno Valley PFV Corporation, Songdo Development PMC (Project Management Company) LLC.

4

(a)	Changes in Companies Belonging to the Business Group

•	Exclusion of the Business Group:

POSCO Processing&Service (February 25, 2019)

BLUE O&M Co., Ltd. (February 25, 2019)

MegaAsset Co., Ltd. (February 25, 2019)

POSCO ES MATERIALS (April 9, 2019)

•	Name of the Business Group:

From POSMATE to POSCO O&M Co., Ltd. (February 1, 2019)

From POSCO Daewoo Corporation to POSCO INTERNATIONAL Corporation (March 18, 2019)

From POSCO CHEMTECH to POSCO CHEMICAL CO., LTD (March 18, 2019)

From Poscoene to TANCHEON E&E (March 29, 2019)

(3)	Related Laws and Regulations

The Korea Fair Trade Commission has designated POSCO as a company subject to the limitations on Cross Shareholding and Debt Guarantee for Affiliates under the Monopoly Regulation and Fair Trade Act (the “MRFTA”).

Details

(a)	Prohibition on Cross Shareholdings (Article 9 (1) of the MRFTA)

(b)	Prohibition on Debt Guarantees for Affiliated Corporations (Article 10-2 of the MRFTA)

(c)	Prohibition on Shareholding of Venture Capitals for Subsidiaries (Article 9 (3) of the MRFTA)

(d)	Limitation of Voting Rights of Financial or Insurance Companies (Article 11 of the MRFTA)

(e)	Resolution of the Board of Directors and Publication on Large-Scale Intra-Group Transaction (Article11-2 of the MRFTA)

(f)	Disclosure of Important Facts such as Unlisted Shares (Article 11-3 of the MRFTA)

(g)	Disclosure of a corporate group (Article 11-4 of the MRFTA)

(h)	Report on Status of Shareholding (Article 13 of the MRFTA)

2. Business Organization

A. Highlights of the Company’s Business Organization

(1)	Location of the Headquarters: 6261 Donghaean-ro (Goedong-dong), Nam-gu, Pohang-si, Gyeongsangbuk -do, Korea

5

(2)	Steel Works and Offices

(a)	Pohang Steel Works: 6262 Donghaean-ro (Dongchon-dong), Nam-gu, Pohang-si, Gyeongsangbuk-do, Korea

(b)	Gwangyang Steel Works: 20-26 Pokposarang-gil (Geumho-dong), Gwangyang-si, Jeollanam-do, Korea

(c)	Seoul Office: POSCO Center, 440 Teheran-ro (Daechi-dong), Gangnam-gu, Seoul, Korea

(d)	Overseas Offices: For the purpose of supporting international business transactions, the Company operates six overseas offices as follows:

United Arab Emirates(Dubai), Iran(Teheran), European Union(Dusseldorf, Germany), Brazil(Rio de Janeiro), Argentina(Jujuy), and Australia(Perth).

(3)	Major Changes in the Board of Directors (as of June 30, 2019)

(a)	Inside Directors

•	New members : Jeong, Tak (Senior Executive Vice President) and Kim, Hag-Dong (Senior Executive Vice President)

(b)	Outside Directors

•	New member : Pahk, Heui-Jae

(c)	Representative Directors

•	Choi, Jeong-Woo (CEO) and Chang, In-Hwa (President)

(4)	Changes of the Major Shareholders of POSCO

(a)	National Pension Service holds the largest number of shares of POSCO.

(b)	Date of Disclosure: January 30, 2007

(For further reference, please refer to the public disclosures regarding the change of the major shareholders on January 30, 2007, July 27, 2007, January 29, 2008, July 25, 2008, January 21, 2009, March 2, 2009, July 22, 2009, October 9, 2009, January 26, 2010, July 20, 2010, January 28, 2011, July 22, 2011, January 31, 2012, August 1, 2012, February 1, 2013, August 1, 2013, January 14, 2014, January 23, 2014, July 29, 2014,January 23, 2015, August 5, 2015, January 6, 2016, January 26, 2016, March 15, 2016, April 12, 2016, July 4, 2016, July 5, 2016, July 21, 2016, October 7, 2016, October 11, 2016, January 10, 2017, April 10, 2017, July 12, 2017, October 13, 2017, January 10, 2018, April 11, 2018, July 9, 2018, October 10, 2018, January 8, 2019, April 8, 2019, July 8, 2019)

B. Merger, Acquisition and Handover of Businesses

(1)	Small scale merger of POSHIMETAL Co., Ltd into POSCO was completed on March 15, 2016

•	Date of merger : March 1, 2016

(2)	Small scale merger of POSCO Green Gas Technology into POSCO was completed on May 16, 2016

•	Date of merger : May 1, 2016

6

(3)	Small scale merger of POSCO Processing & Service into POSCO was completed on Februrary 1, 2019

•	Date of merger : January 1, 2019

(4)	Small scale merger contract of By-Product Hydrogen Generation Business from POSCO ENERGY into POSCO after spin-off was entered on April 16, 2019

The purpose of mergers above is to enhance the shareholders’ value by increasing operational efficiency and creating synergies between businesses.

POSCO holds a 100% stake in POSHIMETAL Co., Ltd. and a 100% stake in POSCO Green Gas Technology. For the first two small scale mergers, the merger ratio is 1:0 and POSCO did not issue new shares. On the completion of mergers, POSCO remains as a surviving company.

For the POSCO P&S merger, the merger ratio is 1:0.1456475 and POSCO did not issue new shares. On the completion of mergers, POSCO remains as a surviving company.

C. Major Changes in Production Facilities

Refer to the ‘II. Business (5. Production and Facilities)’

3. Equity Capital

A. New Issuance of Registered Common Stock

There was no new issuance of registered common stock in the last five years.

B. Convertible Bonds

[None]

C. Bonds with Warrant

[None]

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4. Other Information Regarding Shares

A. Total Number of Shares

(As of June 30, 2019)
Authorized Shares	Outstanding Shares
200,000,000	87,186,835

Currency of the Republic of Korea is Korean Won (“KRW”).

Par Value: KRW 5,000 per share

B. Treasury Stock Holding and Cancellation

					(As of June 30, 2019)
Method of Purchase	Type	Beginning*	Increased	Decreased	Cancelled	Balance
Direct	Registered	7,185,703	—	114,509	—	7,071,194
Special Money Trust	Common	—	—	—	—	—

Total		7,185,703	—	114,509	—	7,071,194

*	Beginning Balance: as of December 31, 2018

•	On November 11, 2018, the Executive Management Committee resolved its plan to distribute the treasury stocks and the actual disposal of 114,509 treasury stocks was completed on January 7, 2019.

5. Voting Rights

		(As of June 30, 2019)
Classification of Shares	Number of Shares	Remarks
(1) Number of Outstanding Shares	87,186,835	—
(2) Shares without Voting Rights *	7,071,194	*Treasury Stock 7,071,194 shares
(3) Shares with Voting Rights	80,115,641	—

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6. Earnings and Dividend

			(In millions of KRW)
	2019.1H	2018	2017
(Consolidated) Net Profit	1,353,539	1,690,612	2,790,106
(Separate) Net Profit	1,216,555	1,072,592	2,545,685
Earnings per Share (Consolidated, KRW)	16,854	20,911	34,464
Cash Dividend Paid	320,463	800,009	639,991
Pay-out Ratio (Consolidated,%)	23.7	47.3	22.9
Dividend per Share (KRW)	4,000	10,000	8,000
Dividend Yield (%)	1.6	4.1	2.4

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II. BUSINESS

1. Overview

A. Classification of Business

We classify our business into four segments:

Steel, Trading, Engineering & Construction, and Others.

B. Segment Results

					(In millions of KRW)
Category	2019.1H		2018		2017
	Sales	Operating Income (Loss)	Sales	Operating Income (Loss)	Sales	Operating Income (Loss)
Steel	16,254,629	1,766,581	32,358,009	4,536,318	30,230,368	3,628,314
Trading	11,202,364	298,899	22,407,717	383,934	20,802,207	315,201
Engineering & Construction	3,250,562	110,978	6,769,410	411,489	6,886,606	414,988
Others	1,628,018	95,001	3,442,641	210,859	2,735,919	263,331
Total	32,335,573	2,271,459	64,977,777	5,542,600	60,655,100	4,621,834

2. Current Situation

1) Steel

A. Domestic Market Share

					(Millions of Tons, %)
Category	2019. 1H		2018		2017
	Production	Market share	Production	Market share	Production	Market share
Crude Steel Production	36.5	100	72.5	100	71.1	100
POSCO	18.8	51.5	37.7	52.0	37.2	52.3
Others	17.7	48.5	34.8	48.0	33.9	47.7

Source: world steel association (www.worldsteel.org)

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B. Summary and Prospect of New Businesses

(1)	Establishment of the Steelworks in Brazil

(a)	Board of Directors resolved to invest a 20% interest in CSP Joint Venture established by POSCO, VALE S.A. and DONGKUK STEEL MILL CO., LTD. (May, 2011)

(b)	CSP Joint Venture entered into an Engineering Procurement Construction contract with POSCO E&C. (December, 2011)

(c)	Construction of a steelwork with an annual capacity of 3 million tons initiated. (September, 2012)

(d)	Build 4 pillars sustaining the furnace (March, 2014)

(e)	Receiving electrical power (July, 2015)

(f)	Production of slabs commenced (June, 2016)

(g)	Construction completed (August, 2016)

(2)	Establishment of a Continuous Galvanizing Line in Thailand

(a)	Approval of the Board of Directors (November, 2013)

(b)	Contract of the Site Sales (March, 2014)

(c)	Construction of a steelwork with an annual capacity of 0.45 million tons commenced (September, 2014)

(d)	Construction of Continuous Galvanizing Line completed (June, 2016)

(3)	Establishment of No.7 Continuous Galvanizing Line at Gwangyang Works

(a)	Board of Directors resolved to construct a Continuous Galvanizing Line at Gwangyang Works (December, 2014)

(b)	Construction of a steelwork with an annual capacity of 0.5 million tons commenced (September, 2015)

(c)	Construction of No.7 Continuous Galvanizing Line completed (April, 2017)

(4)	Increase in production capability of non-oriented electrical steel at Pohang Works

(a)	Board of Directors resolved to increase production capability of non-oriented electrical steel at Pohang Works (May, 2015)

(b)	Construction of a steelwork with an annual capacity of 0.1 million tons commenced (March, 2016)

(c)	Construction completed (February, 2017)

(5)	Joint venture with Chongqing Iron and Steel (Group) Company Limited in China

(a)	Board of Directors resolved to invest in JV with Chongqing Iron and Steel (January, 2016)

(b)	Execution of JV Agreements (April, 2016) – Construction of Steel mills for 1) cold rolled steel products and 2) plated steel products (June, 2016)

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(c)	Termination of JV Agreements (September, 2017)

(d)	Liquidation of Steel mills set off (November, 2017)

(e)	Completion of liquidation (June, 2018)

2) Trading

A. Market Share

			(Millions of US Dollars)
Category	2019.1H	2018.1H	Growth rate
All Trading Companies in Korea	271,336	296,672	-8.5%
POSCO International Corp.	3,265	3,902	-16.3%

Source: Korea International Trade Association

B. Summary and Prospect of New Businesses

POSCO International and its subsidiaries engage in three major business segments; trading, overseas infra-project implementation and resource development. First, it engages in the trading of a wide range of products from steel, automotive and components, machinery and industrial electronics to non-ferrous metal, food resources, chemicals, commodities and textiles, with both local and international customers. Second, it also actively leads the implementation of overseas projects such as the EPC project and the independent power project (IPP) as a project organizer. Third, it has engaged in overseas resource development projects in oil, gas, mineral and food resources, Furthermore, POSCO International is actively expanding its business spectrum into manufacturing, logistics and real estates development for further growth.

3) Engineering & Construction

A. Summary and Prospect of New Businesses

POSCO E&C is one of the leading engineering and construction companies in Korea, primarily engaged in the planning, design and construction of industrial plants and architectural works and civil engineering projects. In particular, POSCO E&C has established itself as one of the premier engineering and construction companies in Korea through its strong and stable customer base and its cutting-edge technological expertise obtained from construction of advanced integrated steel plants, as well as participation in numerous modernization and rationalization projects at our Pohang Works and Gwangyang Works.

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4) Others

A. POSCO ENERGY CO., LTD

POSCO ENERGY CO., LTD. (“POSCO ENERGY”) started its commercial operation in February, 1972 as the only privately-owned power plant in Korea. Since the early 90’s, POSCO ENERGY continuously remodeled and built additional power plants meeting the increased demand of electricity in Korea. POSCO ENERGY started its fuel cell business in 2007 and continuously develops, manufactures and provides the operation and management services for fuel cell plants.

B. POSCO ICT

POSCO ICT is established for the purpose of providing services in software development, data processing, and info-communications business. It has an expertise in IT and engineering, which was made in an effort to lead the trend of green growth and convergence. POSCO ICT has provided total solution to overseas existing steel mills and other solution systems through application of optimal information technology. Currently, POSCO ICT applies its developed ICT technology at Smart Factory by applying the industrial IoT and big data at industrial sites. Based on its key technologies, POSCO ICT has been putting efforts to enhance competitiveness of the industries, in areas such as smart factory, smart IT, energy, SOC (railroad/transportation), and environment. POSCO ICT will continue to support to strengthen the core business of POSCO Group and enhance its business competency globally.

C. POSCO CHEMICAL

POSCO CHEMICAL, specializes in manufacturing of refractories, lime used in steel manufacturing processes as well as a wide range of chemical and environmentally friendly products. POSCO CHEMICAL provides refractories to a wide range of industries including steel, cement, and glass companies. POSCO CHEMICAL is currently expanding its comprehensive chemical and carbon material business in the secondary cell, anode materials and needle coke graphites.

D. POSCO M-TECH

POSCO M-TECH is a specialized supplier of steel supplementary materials, including aluminum deoxidizers and steel products packaging. POSCO M-TECH makes its utmost efforts to stronghold its ground as a steel packaging and up-stream material-specialized company.

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3. Key Products

A. Sales of Key Products

			(In hundred millions of KRW, %)
Business Area	Item	Specific Use	Total Sales	Ratio
Steel	Hot-rolled Product (HR)	Steel pipe, Shipbuilding, etc.	42,571	16.98
	Cold-rolled Product (CR)	Automobile , Home appliances, etc.	83,887	33.47
	Stainless Steel Products	Western tableware, etc.	48,881	19.50
	Others	Plates, Wire rods, etc.	75,317	30.05
	Gross Sum		250,656	100.00
	Deduction of Internal Trade		(88,110)

	Sub Total		162,546

Trading	Steel, Metal		150,180	77.73
	Chemical, Strategic Item, Energy		3,781	1.96
	Others		39,249	20.31
	Gross Sum		193,210	100.00
	Deduction of Internal Trade		(81,186)

	Sub Total		112,024

Engineering & Construction	Domestic Construction	Architecture	21,943	62.31
		Plant	3,729	10.59
		Civil Engineering	2,748	7.80
		Others	539	1.53
	Overseas Construction		2,512	7.13
	Owned Construction		2,927	8.31
	Others		818	2.32
	Gross Sum		35,216	100.00
	Deduction of Internal Trade		(2,711)

	Sub Total		32,506

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Business Area	Item	Specific Use	Total Sales	Ratio
Others	Electricity Sales, etc.		29,411
	Deduction of Internal Trade		(13,131)

	Sub Total		16,280

Total Sum			323,356

B. Price Movement Trend of Key Products

			(In thousands of KRW/ Tons, KRW/kWh)
Business Area	Products	2019.1H	2018	2017
Steel	Hot-rolled Product (HR)	709	707	641
	Cold-rolled Product (CR)	799	807	791
Others	Electric Power	102	100	93
	Lime	110	108	106

Figures for the Trade and Engineering & Construction businesses are not reflected on the table due to difficulties in measuring the price fluctuation trend.

[Steel]

(1) Criteria for Calculation

(a)	Subjects for Calculation: Unit prices of the standard hot-rolled product and cold-rolled product

(b)	Calculation Method and Unit: The average price of each product based on its total sales including the freight during the given period.

(2) Factors of Price Changes

From 2016 to 2018, the price of the steel products has continuously increased due to changes in supply and demand of steel market and the reflection of increased raw material price into the cost. The price of steel products in 2019.1H has been similar level of last year due to continuous slowdown in demand for steel products.

[Others]

(1) Criteria for Calculation

(a)	Electric Power = Price of electric power / Total amount of generated power

(b)	Lime: Average sales price including shipping cost

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4. Major Raw Materials

A. Current Status of Major Raw Materials

(In hundred millions of KRW)
Business Area	Type of Purchase	Item	Specific Use	Purchase Amount (Portion)	Remarks
Steel	Raw Materials	Materials for Iron-making,	Iron Ore for Blast Furnaces	36,220 (37.3%)	Iron Ore, Coal
		Sub-materials	Sub-materials for Iron-making, Steelmaking	25,341 (26.1%)	Iron Material, Alloy Iron, Non-ferrous Metal, Limestone, etc.
		Stainless Steel Materials	Key Materials for STS Production	19,155 (19.7%)	Nickel, Ferrochrome, STS Scrap Iron, etc.
		Others	Other Sub-materials	16,471 (16.9%)	—

Engineering & Construction	Raw Materials	Ready-mixed Concrete	Construction of Structure	1,199 (19.2%)
		Steel Reinforcement	Strengthening Concrete	1,136 (18.2%)
		Cable	Electricity Transfer	65 (1.0%)
		Steel Pile	Foundation of Structure	105 (1.7%)
		Others	Construction of Pipe and Structure etc.	3,750 (60.0%)

Others	Raw Materials	LNG	Material for Power Generation	5,653 (43.6%)
		Limestone	Production of Lime	506 (3.9%)
		Others	Engineering business etc.	6,802 (52.5%)

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B. Price Movement Trend of Major Raw Materials

			(In thousands of KRW)
Business Area	Category	2019.1H	2018	2017
Steel	Iron Ore(per ton)	99	76	81
	Coal(per ton)	235	228	246
	Scrap Iron(per ton)	365	395	344
	Nickel(per ton)	14,105	15,074	11,763
Engineering & Construction	Ready-mixed Concrete (per m3)	63	63	61
	Steel Pile (per m)	136	146	50
	Steel Reinforcement (per kg)	1.0	1.0	1.0
	Cable (per m)	1.0	1.0	1.0
Others	LNG (per ton)	728	768	661
	Lime (per ton)	20	19	19

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[Steel]

Price Movement Trend of Major Raw Materials

(1) Iron Ore

										(In US Dollars/ Tons)
	’19.2Q	’19.1Q	’18.4Q	’18.3Q	’18.2Q	’18.1Q	’17.4Q	’17.3Q	’17.2Q	’17.1Q	’16.4Q	’16.3Q
Trend of International Benchmark Price (Free On Board, “FOB”)	94	77	64	57	58	68	57	64	57	79	65	53

(2) Coal

										(In US Dollars/ Tons)
	’19.2Q	’19.1Q	’18.4Q	’18.3Q	’18.2Q	’18.1Q	’17.4Q	’17.3Q	’17.2Q	’17.1Q	‘16 4Q	’16.3Q
Trend of International Benchmark Price (FOB)	203	206	221	188	190	229	204	189	191	285	200	92.5

(3) Scrap Iron

										(In US Dollars/ Tons)
	’19.2Q	’19.1Q	’18.4Q	’18.3Q	’18.2Q	’18.1Q	’17.4Q	’17.3Q	’17.2Q	’17.1Q	‘16 4Q	’16.3Q
Trend of Purchase Price (Cost and Freight, “CFR”)	312	325	343	350	364	379	344	322	268	284	253	227

(4) Nickel

	’19.2Q	’19.1Q	’18.4Q	’18.3Q	’18.2Q	’18.1Q	’17.4Q	’17.3Q	’17.2Q	’17.1Q	‘16 4Q	’16.3Q
Trend of London Metal Exchange (“LME”) Cash Price	USD 5.56 /lb USD 12,258/ton	USD 5.61 /lb USD 12,369/ton	USD 5.22 /lb USD 11,516/ton	USD 6.02 /lb USD 13,266/ton	USD 6.56 /lb USD 14,467/ton	USD 6.02 /lb USD 13,276/ton	USD 5.25/lb USD 11,584/ton	USD 4.78/lb USD 10,528/ton	USD 4.18/lb USD 9,225/ton	USD 4.66/lb USD 10,271/ton	USD 4.90/lb USD 10,810/ton	USD 4.66/lb USD 10,265/ton

LME : London Metal Exchange

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[Engineering and Construction]

(1) Criteria for Calculation

Products	Criteria for Calculation

Ready-mixed Concrete	Standard 25-210-15

Steel Pile	SPIRAL, 609.6, 12T, STP275, KS F 4602

Steel Reinforcement	High Tensile Deformed Bar SD400 D10mm

Cable	TFR-CV, 0.6/1KV, 2.5SQ, 2core

[Others]

(1)	Criteria for Calculation

(a)	Electric Power: Purchase price of LNG from Korea Gas Corporation

(b)	Lime: Purchase price of lime and transportation fees

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5. Production and Facilities

A. Production Capacity

[Steel]

			(Thousands of Tons)
Business Area	Products	2019.1H	2018	2017
Steel	Crude Steel	23,550	47,590	47,590

[Others]

	(Electric Power-MW per year, Lime-Thousands of Tons per year)
Business Area	Products		2019.1H	2018	2017
		Incheon	3,412	3,412	3,412
Power Generation	Electric Power	Gwangyang	284	284	284
		Pohang	290	290	290
Lime	Lime		2,190	2,190	2,190

B. Production Result and Capacity Utilization Rate

[Steel]

(1) Production

			(Thousands of Tons)
Products		2019.1H	2018	2017
Crude Steel		21,370	42,867	42,193
Products	Hot-Rolled Steel	4,397	8,716	8,372
	Plate	3,637	7,432	6,512
	Wire Rod	1,409	2,867	2,830
	Pickled-Oiled Steel	1,489	2,946	3,005
	Cold-Rolled Products	3,665	8,551	7,563
	Coated Steel	3,243	7,163	6,249
	Electrical Steel	415	1,078	1,028
	Stainless Steel	1,912	3,978	3,863
	Others	2,973	5,903	6,359
	Total	23,140	48,634	45,781

The amount of products is the aggregate amount of POSCO’s production and production of POSCO subsidiaries, which may include interested parties’ transactions.

20

(2) Capacity Utilization Rate

				(Thousands of Tons, %)
	Company	Capacity	Production	Utilization Rate
Crude Steel Production	POSCO	21,021	18,850	89.7%
	Zhangjiagang Pohang Stainless Steel Co., Ltd	550	570	103.6%
	PT.KRAKATAU POSCO	1,429	1,495	104.6%
	POSCO SS-VINA Co., Ltd.	550	455	82.7%

	Total	23,550	21,370	90.7%

Trade and Engineering & Construction businesses are not reflected on the table due to difficulties in measuring capacity, production and utilization rate of such businesses.

[Others]

(1) Production Result

			(Gwh, Thousands of Tons)
Business Area	Products	2019. 1H	2018	2017
Power Generation	Electric Power	8,087	15,297	13,774
Lime	Lime	1,254	2,511	2,406

(2) Capacity Utilization Rate

			(Electric Power-hr, Lime-Thousands of Tons)
Business Area	Products		2019. 1H Capacity	2019. 1H Production	Utilization Rate
Power Generation	Electric Power	Incheon	4,344	2,331	54%
		Gwangyang	4,344	3,875	89%
		Pohang	4,344	3,650	84%
Lime	Lime		1,086	1,254	115%

C. Production Facilities

[Land]				(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	1,936,973	56,556	(29,690)	—	1,963,839
Trade	170,115	1,127	1	—	171,243
Engineering & Construction	25,463	6,804	(6,727)	—	25,540
Others	415,451	1,049	(3,643)	—	412,857

21

[Buildings]				(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	3,474,584	169,208	(77,665)	(165,238)	3,400,889
Trade	430,863	64,262	5,795	(5,921)	494,999
Engineering & Construction	79,363	21,596	96	(21,381)	79,674
Others	417,642	(79,512)	63,547	13,116	414,793

[Structures]				(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	2,637,523	69,413	(20,615)	(113,039)	2,573,282
Trade	22,036	1,465	(22)	(750)	22,729
Engineering & Construction	14,708	213	(4)	(872)	14,045
Others	243,657	2,986	(1)	(8,326)	238,316

[Machinery and Equipments]				(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	15,916,598	906,605	(357,191)	(1,141,819)	15,324,193
Trade	386,081	31,079	(22,003)	(19,542)	375,615
Engineering & Construction	7,139	1,932	3,196	(5,460)	6,807
Others	2,208,311	46,487	(5,963)	(73,706)	2,175,129

[Vehicles]				(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	19,958	9,242	(4,133)	(5,385)	19,682
Trade	5,677	2,571	(1,135)	(892)	6,221
Engineering & Construction	1,158	1,132	(917)	(438)	935
Others	4,548	2,814	(1,838)	(901)	4,623

22

[Tools and Fixtures]				(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	47,852	5,157	1,316	(9,688)	44,637
Trade	10,677	4,751	(844)	(2,777)	11,807
Engineering & Construction	617	495	(363)	(156)	593
Others	7,018	29,021	(27,435)	(1,448)	7,156

[Equipment]				(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	66,924	7,144	826	(11,315)	63,579
Trade	30,238	7,115	(1,784)	(4,858)	30,711
Engineering & Construction	3,304	5,324	(4,454)	(694)	3,480
Others	35,821	134,449	(129,143)	(2,288)	38,839

[Financial Lease Assets]				(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	91,928	374,048	25,928	(46,425)	445,479
Trade	548	64,405	5,402	(5,642)	64,713
Engineering & Construction	2,957	247,751	1	(18,421)	232,288
Others	42,131	5,033	4,814	(4,850)	47,128

[Biological Assets]				(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	—	—	—	—	—
Trade	80,771	23,026	—	(2,589)	101,208
Engineering & Construction	—	—	—	—	—
Others	—	—	—	—	—

23

[Assets under Construction]				(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	943,260	691,557	(453,297)	—	1,181,520
Trade	118,315	24,546	(25,253)	—	117,608
Engineering & Construction	25,943	464	(1)	—	26,406
Others	92,121	125,473	(19,961)	—	197,633

24

(2) Major Capital Expenditures

(a) Investments under Construction

[Steel]				(In hundred millions of KRW)
Company		Date	Project	Total Investment	Invested Amount	Amount to Be Invested
POSCO	Expansion/ Establishment	June, 2011 ~December, 2021	P) Establishment of by-product gas Power Plant G) Expansion of high strength steel facilities	5,023	1,130	3,893
		September, 2011 ~ November, 2021	G) The renovation of #3 furnace P) Establishment of NOx removal equipment for sintering factories	22,073	6,398	15,676
POSCO-CSPC	Establishment	January, 2015 ~December, 2019	Establishment of a 2,500 tonnage press machine	107	56	51
PT. KRAKATAU POSCO	Establishment	April, 2017 ~ June, 2019	Establishment of by-product gas facilities	242	152	90

P stands for Pohang Steel Works.

G stands for Gwangyang Steel Works.

[Trade]				(In hundred millions of KRW)
Company		Date	Project	Total Investment	Invested Amount	Amount to Be Invested
PT. BIO INTI AGRINDO	Establishment	December, 2014 ~June, 2022	CPO MILL	571	281	290

The investments over KRW 10 billion are listed on the table while equity investments are not reflected thereon.

[Others]				(In hundred millions of KRW)
Company		Date	Project	Total Investment	Invested Amount	Amount to Be Invested
POSCO ICT	Expansion	January, 2019 ~ December, 2019	Expansion of smart management server for operation efficiency	315	78	237
		January, 2019 ~ December, 2019	Investment for new IT solutions development	152	45	107
POSCO CHEMICAL	Expansion	November, 2018 ~ November, 2019	Expansion of product lines #1~#8 for the second factory of anode materials	1,598	543	1,055
		March, 2019 ~March, 2020	Expansion of product lines for cathode materials	2,250	116	2,134

The investments over KRW 10 billion are listed on the table while equity investment is not reflected thereon.

25

(b) Future Investment Plans

			(In hundred millions of KRW)
Business	Company	Project	Investment effects	Planned Investments
				2019	2020	2021
Steel	POSCO	Expansion, Renovation and Replacement of Existing Facilities, etc.	Maintenance of existing facilities, etc.	997	6,170	10,669
			Advancement of products	584	1,018	5,124
	POSCO SS VINA CO., LTD.	Expansion, Renovation and Replacement of Existing Facilities, etc.	Enhancing production efficiency, cost reduction, etc.	7	49	55
Trading	PT. BIO INTI AGRINDO	Expansion, Renovation and Replacement of Existing Facilities, etc.	Realization of profits by selling CPO	116	55	119
Others	POSCO CHEMICAL	Expansion of production facilities	Production increase of anode materials	1,055	—	—
			Production increase of cathode materials	1,684	450	—
	POSCO ICT	Expansion, Renovation and Replacement of Existing Facilities, etc.	AI, RPA, etc.	62	276	402
			Investment in POSCO IT Infra, etc.	320	267	284
			Improving of workplaces, etc.	64	64	78
			Improving energy efficiency, etc.	9	43	50
	POSCO O&M	Expansion, Renovation and Replacement of Existing Facilities, etc.	Renovation of Existing Facilities	65	99	110

The investments over KRW 10 billion are listed on the table

26

6. Product Sales

[Steel]				(In hundred millions of KRW)
Items		2019.1H	2018	2017
Domestic	Hot-Rolled Products	22,548	48,879	42,950
	Cold-Rolled Products	19,843	39,901	38,298
	Stainless Steel	10,158	21,281	24,798
	Others	40,015	77,230	66,555
Export	Hot-Rolled Products	20,023	35,231	34,277
	Cold-Rolled Products	64,043	124,449	125,622
	Stainless Steel	38,723	79,931	74,880
	Others	35,303	77,311	68,734
Total	Gross Sum	250,656	504,212	476,114
	Internal Transaction	(88,110)	(180,632)	(173,810)

	Total	162,546	323,580	302,304

[Trading]				(In hundred millions of KRW)
Items		2019.1H	2018	2017
Domestic	Merchandise	19,214	33,706	24,210
	Product	2,365	4,702	4,079
	Others	706	1,483	1,421
Export	Merchandise	36,722	87,124	87,116
	Product	125	768	938
	Others	108	736	1,107
Trades among the 3 countries		133,970	254,670	229,911
Gross Sum		193,210	383,189	348,782
Internal Transaction		(81,186)	(159,112)	(140,760)

Total		112,024	224,077	208,022

27

[Engineering & Construction]			(In hundred millions of KRW)
Items		2019.1H	2018	2017
Domestic	Building	21,943	37,363	32,375
	Plant	3,729	10,238	6,874
	Civil Engineering	2,748	5,129	6,418
	Others	539	337	—
Overseas		2,512	9,471	15,056
Own Construction		2,927	7,568	7,654
Other Subsidiary company sales		818	3,101	4,478
Gross Sum		35,217	73,207	72,855
Internal Transaction		(2,711)	(5,513)	(3,989)

Total		32,506	67,694	68,866

[Others]			(In hundred millions of KRW)
Items		2019.1H	2018	2017
Electric Power Sales		16,280	34,426	27,359

7. Derivatives

We purchased forward exchange contracts to hedge the exchange rate risk for foreign currency loans.

As of June 30, 2019, we assessed the fair value of our forward exchange contracts to be USD 0.7 billion (expiring October, 2020), USD 0.55 billion (expiring April, 2021), and a currency swap contract to be USD 0.5 billion (expiring July, 2023). We recognized KRW 66,736 million of gain on valuations of forward exchange contracts. Also, we recognized KRW 36,051 million of gain on valuation, and KRW 19 million of gain on transaction of a currency swap contract.

8. Significant Contracts

Company	Contract	Date	Remarks
POSCO	Small scale merger with POSHIMETAL Co., Ltd.	December, 2015

1) Purpose: Enhancing the shareholders’ value by increasing operational efficiency and creating synergies between businesses

2) Information: POSCO holds 100% a stake in POSHIMETAL Co., Ltd. The merger ratio is 1:0, and POSCO will not be issuing new shares

3) Conclusion of a contract: December 23, 2015

4) Date of merger: March 1, 2016

5) Registration of merger: March 15, 2016

28

	Small scale merger with POSCO GREEN GAS TECHNOLOGY	February, 2016

1) Purpose: Enhancing the shareholders’ value by increasing operational efficiency and creating synergies between businesses

2) Information: POSCO holds a 100% stake in POSCO GREEN GAS TECHNOLOGY. The merger ratio is 1:0, and POSCO will not be issuing new shares

3) Conclusion of a contract: February 26, 2016

4) Date of merger: May 1, 2016

5) Registration of merger: May 16, 2016

	JV Agreement for construction of steel mills for cold rolled steel products and plated steel products	April, 2016

1) Purpose: Expansion of sales of automotive steel in Southwest province of China

2) Information: POSCO signed JV contracts with Chongqing Iron and Steel by holding 10% stake in Chongqing CISL High Strength Cold Rolling Steel Co. Ltd, and 51% stake in Chongqing POSCO CISL Automotive Steel Co., Ltd

3) Execution of JV Agreements: April 6, 2016

4) Termination JV Agreements: September, 2017

5) Liquidation of Steel mills set off: November 13, 2017

6) Completion of liquidation: June 28, 2018

	Small scale merger of POSCO Processing & Service	August, 2018

1) Purpose: To increase operational efficiency

2) Information: POSCO Processing & Service (POSCO P&S) is merged into POSCO

•  The merger ratio is 1 : 0.1456475 (POSCO : POSCO P&S)

•  POSCO will distribute its treasury shares to the shareholders of POSCO P&S, and new shares will not be issued.

3) Conclusion of a contract: August 23, 2018

4) Date of merger: January 1, 2019

5) Registration of merger: February 2, 2019

	Small scale merger with By-product Hydrogen Generation Business after spin-off from POSCO ENERGY	April, 2019

1) Purpose: To increase operational efficiency

2) Information: By-product Hydrogen Generation Business of POSCO ENERGY will be merged into POSCO

•  The merger ratio is 1 : 0.1145836 (POSCO : POSCO ENERGY)

3) Conclusion of a contract: April 16, 2019

4) Date of merger: September 1, 2019

5) Registration of merger: September 9, 2019

	LNG Terminal Business Transfer Agreement	April, 2019

1) Business transferee: POSCO ENERGY

2) Conclusion of a contract: April 16, 2019

3) Date of transfer: September 1, 2019

4) Transfer amount : KRW 608,019 million

5) Information: LNG Terminal Business of POSCO in Gwangyang will be transferred to POSCO ENERGY

POSCO International Corporation	Investment on the 2nd stage development of A-1 / A-3 block in Myanmar gas field	June, 2018

1) Investment amount: KRW 511,709,005,500 (USD 473,235,000)

2) Development period: August 1, 2017 ~ December 31, 2022

3) Gas production schedule: By additionally developing Shwe gasfield and newly developing Shwe Phyu gasfield, production will start in 2021 from Shwe and 2022 from Shwe Phyu

4) Other Information

•  Location: North-west offshore, Myanmar

•  This investment is the 2nd stage of development, which consists of 3 stages in Myanmar gas field development. The purpose of investment is to maintain current gas production level by completing more drilling and adding more production wells to current Shwe platform.

•  In July 2018, facility design and construction began, and production is scheduled to start in 2021 in Shwe and in 2022 in She Phyu. But the development period includes the duration of feasibility test and basic design from August 2017 to May 2018.

•  POSCO International Corporation : 51.0%

•  ONGC VIDESH (Oil and Natural Gas Corporation Videsh Limited) : 17.0%

•  MOGE (Myanmar Oil and Gas Enterprise): 15.0%

29

•  GAIL (India) Limited : 8.5%

•  KOGAS (Korea Gas Corporation): 8.5%

•  Investment size of USD 473,235 thousand, applying the exchange rate of 1USD=1,081.30 KRW, was disclosed on the date of the BOD resolution (May 31, 2018).

•  Detailed information and future timeline on this resource development investment is subject to change.

Disclosure date : May 31, 2018 (Decision on natural resources investment)

	Small scale merger with Steel segment after spinoff from POSCO Processing & Service	November, 2016

1) Purpose: Expanding the company’s capabilities in steel trading business and enhancing global competitiveness of the company’s steel business

2) Information: POSCO International merges with the steel segment and others of POSCO P&S at the merger ratio of 1: 0.4387662, after the spin off from POSCO P&S

3) Conclusion of a contract: November 4, 2016

4) Date of merger: March 1, 2017

5) Registration of merger: March 2, 2017

POSCO ENGINEERING & CONSTRUCTION	Small scale merger with POSCO ENGINEERING CO., LTD.	November, 2016

1) Purpose: Achieving sustainable profit and growth by enhancing competitiveness

2) Information: POSCO E&C merges with POSCO Engineering at the merger ratio of 1:0, and POSCO E&C will not be issuing new shares

3) Conclusion of a contract: November 23, 2016

4) Date of merger: February 1, 2017

5) Registration of merger: February 14, 2017

POSCO O&M	Small scale merger with Blue O&M and MegaAsset	February, 2019

1) Purpose: Enhancing foundation of growth by improving management efficiency and creating synergies among businesses

2) Information: POSCO O&M merges with Blue O&M and MegaAsset

3) Date of merger: February 1, 2019

4) Registration of merger: February 11, 2019

POSCO ENERGY	Contract of Shares Transfer	July, 2018

1) Contract Parties: Nonghyup Bank (The third agent of KIAMCO PowerEnergy Private Special Assets Investment Trust), Doosan Heavy Industries & Construction, POSCO E&C, Industrial Bank of Korea (The first agent of Multi Asset POS Power Samcheok coal-fired private investment trust)

2) Signed Date: July, August, 2018

3) Contract Amount : KRW 343,706 million

4) Information: Contract of shares transfer for disposal of 68.5% (July) and 2.5% (August) POS Power shares

	Spin-off By-product Hydrogen Generation Business for merger into POSCO	April, 2019

1) Contract counterpart: POSCO

2) Conclusion of a contract: April 16, 2019

3) Date of merger: September 1, 2019

4) Merger payment : KRW 1,163,692 million (No issuance of new shares from POSCO)

5) Information : POSCO merges with Hydrogen Generation Business of POSCO ENERGY at the merger ratio of 1:0.1145836

	LNG Terminal Business Transfer Agreement	April, 2019

1) Business transferor: POSCO

2) Conclusion of a contract: April 16, 2019

3) Date of transfer: September 1, 2019

4) Transfer amount : KRW 608,019 million

5) Information: LNG Terminal Business of POSCO in Gwangyang will be transferred to POSCO ENERGY

30

9. Research and Development

A. Research and Development (“R&D”) Organization

Business Area	Company	Organization
Steel	POSCO	Technology Strategy Office
Technical Research Laboratories
Steel Product Research Lab
Process and Engineering Research Lab
Automotive Steel Research Lab
Steel Solution Research Lab
	POSCO COATED & COLOR STEEL Co,. Ltd.	R&D Center
	Zhangjiagang Pohang Stainless Steel Co., Ltd.	R&D Center
	POSCO Thainox Public Company Ltd.	Product Testing Laboratory(LAB) Team
Trading	POSCO International Corporation	Molding R&D Center
Stainless Quality Technology Group
Engineering & Construction	POSCO Engineering & Construction,. LTD.	R&D Center
	POSCO A&C	Smart Construction R&D Center
Others	POSCO ENERGY Co,. LTD	Gas & Renewable Energy Business Development Office
	POSCO ICT	R&D Center
	POSCO CHEMICAL	R&D Center
	POSCO M-TECH	R&D Center
	POSCO NIPPON STEEL RHF JOINT VENTURE.CO., Ltd.	Quality Innovation Department

B. R&D Expenses in 2019.1H (In millions of KRW)

Category	Business Area
	Steel	Trade	Engineering & Construction	Others	Total
Selling and Administrative Cost	42,683	1,340	1,574	11,351	56,949
Manufacturing Cost	184,631	119	267	1,138	186,155
R&D Cost (Intangible Assets)	11,319	—	1	3,913	15,233
Total*	238,633	1,459	1,842	16,402	258,337
Government Subsidy	—	—	245	21	267
R&D/Sales Ratio	1.47%	0.01%	0.06%	1.01%	0.80%

*	This total expenses include government subsidy amount

31

III. Financial Statements

1. Consolidated Financial Statements

A. Summary of Fiscal Years of 2017, 2018 and 2019.1H

			(In millions of KRW)
Account	2019.1H (2019.1.1~2019.6.30)	2018	2017
[Total current assets]	34,057,840	33,651,002	31,127,418
Cash and cash equivalents	2,553,246	2,643,865	2,612,530
Other receivables, net	1,591,074	1,385,629	1,636,006
Other short-term financial assets	7,502,959	8,081,096	7,045,880
Trade accounts and notes receivable, net	9,938,458	9,282,609	8,950,548
Inventories	11,708,185	11,499,928	9,950,955
Other current assets	763,918	757,875	931,499
[Total non-current assets]	44,933,189	44,597,263	47,897,541
Other receivables, net	880,321	863,240	879,176
Other long-term financial assets	1,717,207	1,647,898	1,911,684
Investments in associates and joint ventures	3,787,410	3,650,003	3,557,932
Property, plant and equipment, net	30,340,196	30,018,273	31,883,535
Intangible assets, net	5,166,218	5,170,825	5,952,269
Other non-current assets	3,041,837	3,247,024	3,712,945
Total assets	78,991,029	78,248,265	79,024,959
[Total current liabilities]	17,684,377	18,937,985	18,946,016
[Total non-current liabilities]	13,432,681	12,550,729	12,614,935
Total liabilities	31,117,058	31,488,714	31,560,951
[Equity attributable to owners of the controlling company]	44,457,030	43,371,260	43,732,877
Share capital	482,403	482,403	482,403

32

Capital surplus	1,374,938	1,410,551	1,412,565
Hybrid bonds	199,384	199,384	996,919
Retained earnings	45,020,873	44,216,018	43,056,600
Other equity attributable to owners of the controlling company	(2,620,568)	(2,937,096)	(2,215,610)
[Non-controlling Interests]	3,416,941	3,388,291	3,731,131
Total equity	47,873,971	46,759,551	47,464,008
Revenue	32,335,573	64,977,777	60,655,100
Operating profit	2,271,459	5,542,600	4,621,834
Profit	1,459,863	1,892,064	2,973,469
[Profit attributable to owners of the controlling company]	1,353,539	1,690,612	2,790,106
[Profit attributable to non-controlling interests]	106,324	201,452	183,363
Total comprehensive Income	1,749,227	1,463,535	2,412,311
[Total comprehensive income attributable to owners of the controlling company]	1,654,770	1,271,495	2,218,278
[Total comprehensive income attributable to non-controlling interests]	94,457	192,040	194,033
Earnings per share(KRW)	16,854	20,911	34,464
Number of Consolidated Companies	167	173	180

B. The Standards Used for Reporting the Financial Statements

The Company prepared its financial statements in accordance with the Korean-International Financial Reporting Standards (the “K-IFRS”) and applied it to each Company’s final financial statements.

C. Consolidated Financial Statements

Refer to the attached Condensed Consolidated Financial Statements for the Condensed Consolidated Statements of Financial Position as of June 30, 2019, Condensed Consolidated Statements of Comprehensive Income (loss), Condensed Consolidated Statements of Changes in Equity, Condensed Consolidated Statements of Cash Flows for the six-month period ended June 30, 2019, and Notes

33

2. Separate Financial Statements

A. Summary of Fiscal Years of 2017, 2018 and 2019.1H

	(In millions of KRW)
Account	2019.1H (2019.1.1~2019.6.30)	2018	2017
[Total current assets]	17,599,358	16,796,400	14,840,421
Cash and Cash equivalents	556,441	259,219	332,405
Trade accounts and notes receivable, net	4,280,539	3,968,372	3,867,714
Other receivables, net	295,752	206,432	210,230
Other short-term financial assets	6,553,316	7,025,143	5,824,087
Inventories	5,384,738	5,288,009	4,543,533
Other current assets	528,572	49,225	62,452
[Total non-current assets]	37,038,220	37,329,580	38,851,837
Other receivables, net	56,953	57,767	62,421
Other long-term financial assets	1,268,866	1,176,757	1,393,316
Investments in Subsidiaries, associates, and joint ventures	15,477,397	15,121,339	15,098,856
Property, plant and equipment, net	19,321,085	20,154,334	21,561,270
Intangible assets, net	665,898	645,222	528,074
Other non-current assets	248,021	174,161	207,900
Total assets	54,637,578	54,125,980	53,692,258
[Total current liabilities]	3,105,705	3,895,973	3,570,148
[Total non-current Liabilities]	5,138,816	4,957,905	4,180,655
Total liabilities	8,244,521	8,853,878	7,750,803
[Share capital]	482,403	482,403	482,403
[Capital surplus]	1,575,841	1,154,775	1,156,429

34

Account	2019.1H (2019.1.1~2019.6.30)	2018	2017
[Hybrid bonds]	199,384	199,384	996,919
[Retained earnings]	45,819,332	45,175,459	44,605,368
[Other equity]	(1,683,903)	(1,739,919)	(1,299,664)
Total equity	46,393,057	45,272,102	45,941,455
Revenue	15,292,325	30,659,425	28,553,815
Operating profit	1,556,765	3,809,376	2,902,453
Profit	1,216,555	1,072,592	2,545,685
Earnings per share(KRW)	15,144	13,186	31,409

B. The Standards Used for Reporting the Financial Statements

The company prepared its financial statements and its Certified Public Accountant’s audit opinions on financial statements in accordance with the Korean - International Financial Reporting Standards (the “K-IFRS”).

C. Separate Financial Statements

Refer to the attached Condensed Separate Financial Statements for the Condensed Separate Statements of Financial Position as of June 30, 2019, Condensed Separate Statements of Comprehensive Income (loss), Condensed Separate Statements of Changes in Equity, Condensed Separate Statements of Cash Flows for the six-month period ended June 30, 2019, and Notes.

35

IV. CORPORATE GOVERNANCE AND COMPANY AFFILIATES

1. Overview of Corporate Governance

A. Board of Directors

(1)	Board of Directors (as of August 14, 2019)

Our Board of Directors consists of five inside directors (i.e. Choi, Jeong-Woo; Chang, In-Hwa; Chon, Jung-Son; Kim, Hag-Dong; Jeong, Tak) and seven outside directors (i.e. Kim, Shin-Bae; Bahk, Byong-Won; Chung, Moon-Ki; Kim, Joo-Hyun; Chang, Seung-Wha; Kim, Sung-Jin; Pahk, Heui-Jae).

Our Board of Directors manages the following five sub-committees:

(a)	Director Candidate Recommendation and Management Committee;

(b)	Evaluation and Compensation Committee;

(c)	Finance and Related Party Transactions Committee;

(d)	Executive Management Committee; and

(e)	Audit Committee.

Composition of the Special Committees under the Board of Directors and their Functions (as of August 14, 2019)

Category	Composition	Directors	Major Functions
Director Candidate Recommendation and Management Committee	3 Outside Directors; 1 Inside Director	Bahk, Byong-Won (Chairman) Kim, Joo-Hyun Pahk, Heui-Jae Chon, Jung-Son

•  Reviews the qualifications of potential candidates for Directors

•  Proposes nominees for the Outside Directors

•  Advances the nomination process for the CEO among the Inside Directors and the members of the special committees

•  Reviews operational matters of our board of directors

Evaluation and Compensation Committee	4 Outside Directors	Jang, Seung-Wha (Chairman) Kim, Shin-Bae Chung, Moon-Ki Kim, Sung-Jin	• Executes management succession and development plans • Establishes evaluation procedures of directors • Reviews the retirement procedures and distribution of the allowance for directors

Finance and Related Party Transactions Committee	3 Outside Directors; 1 Inside Director	Kim, Joo-Hyun (Chairman) Kim, Sung-Jin Pahk, Heui-Jae Chang, In-Hwa

•  Advances deliberation of new investments in other companies

•  Deliberates financial matters and donations from the range of KRW 100 million and KRW 1 billion

•  Reviews related party and other internal transactions and ensures compliance with the Monopoly Regulation and Fair Trade Act

36

Audit Committee	3 Outside Directors	Chung, Moon-Ki (Chairman) Bahk, Byong-Won Chang, Seung-Wha

•  Audits the accounting system and business operations

•  Examines the agenda for financial statements and other reports to be submitted by the Board of Directors at each general meeting of shareholders

Executive Management Committee	5 Inside Directors	Choi, Jeong-Woo (Chairman) Chang, In-Hwa Chon, Jung-Son Kim, Hag-Dong Jeong, Tak

•  Oversees decisions with respect to our operational and management matters

•  Reviews management’s proposal for new strategic initiatives

•  Reviews deliberation over critical internal matters related to the organization structure and development of personnel

•  Reviews and revises work and welfare policies

(2)	List of Outside Directors (As of June 30, 2019)

Name	Experience	Relation with Majority Shareholder	Remarks
Kim, Shin-Bae

•  Vice Chairman, SK Group (‘10.1~‘13.2)

•  President, Korea IoT (Internet of Things) Association (‘05.3~‘12.3)

•  President and CEO, SK Telecom (‘04.3~‘08.12)

•  M.B.A., Wharton School, University of Pennsylvania (‘85)

		None	Chairman of Board of Directors

Bahk, Byong-Won

•  Honorary Chairman of Korea Employers Federation (‘18.3~Present)

•  Chairman of Korea Employers Federation (‘15.2 ~‘18.2)

•  Chairman of The Korea Federation of Banks (‘11.11~‘14.11)

•  Chairman & CEO Woori Financial Group (‘07.3~‘08.6)

•  MA in Economics, University of Washington (‘85)

None

Kim, Joo-Hyun

•  President & CEO, The financial news (‘17.4~Present)

•  President, Future Korea Institute, Kookmin University (‘16.5~‘17.3)

•  President & CEO, Hyundai Research Institute (‘04.1~‘14.4)

•  Ph.D. in Department of Finance, College of Business

Arizona State University (‘89)

None

Chung, Moon-Ki

•  Professor in Accounting, Sungkyunkwan University (‘16~Present)

•  Partner and Chief Quality Officer, Samil PwC (‘81~‘12)

•  Committee Member, Accounting Review Committee of Financial Supervisory Service

•  Ph.D. in Accounting, Sungkyunkwan University

None

Chang, Seung-Wha

•  Dean of Seoul National University School of Law (‘18.6~Present)

•  Professor of Law, Seoul National University (‘95~Present)

•  World Trade Organization(WTO) as the Appellate Body Member (‘12.5~‘16.9)

•  Member, International Chamber of Commerce(ICC) Court of Arbitration (‘00~‘13)

•  LL.M and Doctorate in International Trade Law from Harvard Law School (‘94)

None

Kim, Sung-Jin

•  Adjunct Professor at Department of Economics, Seoul National University (‘11~Present)

•  The Minister of Maritime Affairs and Fisheries (‘06~‘07)

•  Administrator of the Small and Medium Business Administration (‘04~‘06)

•  Ph.D. in Economics Kansas State University (‘91)

None

37

Name	Experience	Relation with Majority Shareholder	Remarks
Pahk, Heui-Jae

•  Professor in Mechanical & Aerospace Engineering, Seoul National University (‘93.3~Present)

•  Chairman of the Board, Korea Youth Foundation (’16.5~Present)

•  Head of R&D Strategic Planning, Ministry of Trade, Industry and Energy (‘13.4~‘16.4)

•  SNU Precision CEO (‘98.2~‘16.12)

•  Ph.D in Mechanical Engineering, Seoul National University (‘90)

None

(3)	List of Key Activities of the Board of Directors (January 1, 2019 ~ August 14, 2019)

Session	Date	Agenda	Approval
2019-1	January 30

•  Deliberation Agenda

1. Approval of the financial statements for the 51st fiscal year and the convocation schedule for the 51st General Meeting of Shareholders

2. Announcement of closing POSCO P&S merge

3. Appointment of Legal Affairs Office head

4. Contribution of donation to Indonesia for the recovery of damage caused by Tsunami

•  Report Agenda

1. The management result for the fiscal year of 2018

2. Report on the operation of the internal accounting control system for the fiscal year of 2018

All 4 Cases Approved

2019-2	February 20	• Deliberation Agenda 1. Agenda for the 51st General Meeting of Shareholders 2. Recommendation of candidates for the Inside Director position (Excluding the candidate for the Chief Executive Officer)	All 2 Cases Approved

2019-3	March 15

•  Deliberation Agenda

1. Appointment of the Chairman of the Board of Directors

2. Appointment of the Special Committee Members

3. Designation of Representative Directors and presenting positions to Inside Directors

All 3 Cases Approved

2019-4	April 12

•  Deliberation Agenda

1. Business restructuring plan for LNG Terminal and By-product Hydrogen Generation
Business

2. Contribution of donation for the recovery of damage caused by forest fire in Gangwon Province.

All 2 Cases Approved

2019-5	May 10

•  Deliberation Agenda

1. Declaration of the first quarter dividend for the fiscal year of 2019

2. Plan for financing for the fiscal year of 2019

3. Increase of capital and extension of the payment guarantee period for Brazil CSP

4. FY2019 Transaction Plans with affiliates

•  Report Agenda

1. The business performance of the first quarter of 2019

2. The performance and assessment of Board of Directors for 2018

3. Standard for selecting domain and the possible list of domains for new business

4. Establishment of venture platform for exploring new business

5.The result of publicizing commemorative project and its future plan

All 4 Cases Approved

2019-6	June 14	1.Approval on spin-off and small scale merger of By-product Hydrogen Generation Business • Report Agenda 1. Charter of Corporate Citizenship	All 1 Case Approved

38

2019-7	July 29

1. Declaration of the second quarter dividend for the fiscal year of 2019

•  Report Agenda

1. The progress on resolution agendas of Board of Directors and sub-committiees for the fiscal year of 2019

2. The business performance of the first half and the outlook of the fiscal year of 2019

3. POSCO Group’s business in China

4. Changes in global trade circumstance

5. Employee safety report

All 1 Case Approved

Major Activities of the Outside Directors on the Board of Directors (January 1, 2019 ~ August 14, 2019)

Session	Date	Participation of the Outside Directors (the Number of total members)	Remarks
2019-1	January 30	7 (7)	—
2019-2	February 20	7 (7)	—
2019-3	March 15	7 (7)	—
2019-4	April 12	7 (7)	—
2019-5	May 10	7 (7)	—
2019-6	June 14	7 (7)	—
2019-7	July 29	7 (7)	—

(4)	Composition of the Sub-committees and their Activities

•	Major Activities of Director Candidate Recommendation Committee (January 1, 2019~March 15, 2019)

Date	Agenda	Approval
February 13, February 20, 2019	• Deliberation Agenda
	1. Qualification Assessment and Recommendation of Outside Director Candidates	Approved
	• Preliminary Review Agenda	—
1. Qualification Assessment of Inside Director Candidates(Excluding the candidate for the CEO)k

March 15, 2019	• Preliminary Review Agenda
	1. Appointment of the Sub-committee Members	—
2. Appointment of the Representative Director

•	Major Activities of Evaluation and Compensation Committee (January 1, 2019~March 14, 2019)

Date	Agenda	Approval
January 28, 2019	1. Evaluation of the business performance for the fiscal year of 2018	Approved

•	Major Activities of Finance and Related Party Transaction Committee (January 1, 2018~March 14, 2019)

Date	Agenda	Approval
January 30, 2019	• Deliberation Agenda
1. Contribution to Labor Welfare Fund
	2. Appointment of Director for voluntary compliance of Fair Trade	Approved
• Report Agenda
1. Review of and plan for the operation of the Fair Trading Program

39

•	Major Activities of Finance and Related Party Transaction Committee(March 15, 2019~August 14, 2019)

Date	Agenda	Approval
April 12, 2019	• Preliminary Review Agenda	—
1. Restructuring of by-product gas power plant and LNG terminal business
May 8, 2019	• Preliminary Review Agenda
	1. Plan for financing in FY2019	—
• Deliberation Agenda
	1. Myanmar POSCO sales of stake	Approved
	2. Plan for Payment Guarantee to POSCO-Mexico	Approved

•	Major Activities of Executive Management Committee (January 1, 2019 ~ March 14, 2019)

Date	Agenda	Approval
January 30	• Deliberation Agenda
	1. Sales of stake for Guangdong Shunde Pohang Steel Co., Ltd.	Approved
February 19	• Deliberation Agenda
	1, Rationalization of Gwangyang # 1 power plant	Approved
	2. Improvement on Gwangyang Works’s working environment	Approved
	3. Disposal of #1 Finex’s melting furnace and induction furnace assets	Hold*

* Decided to hold the agenda about #1finex to amend partially and will submit to the committee again

•	Major Activities of Executive Management Committee (March 15, 2019 ~ August 14, 2019)

Date	Agenda	Approval
March 19	• Deliberation Agenda	Approved
1. Replacement of Gwangyang #1 and #2 blast furnace’s old wind passing equipment
April 23	• Preliminary Review Agenda
	1. Increase of capital and extension of the period for payment guarantee of Brazil CSP	—
• Deliberation Agenda
	1. R&D investment on STS 3HAPL alternating electrolytic aid pickling machine	Approved
	2. Plan for remodeling of Pohang Dongchon Plaza	Approved
	3. Plan for construction and operation of workplace nursery	Approved
	4. Disposal of 1 Finex tangible assets	Approved
May 21	• Deliberation Agenda
	Sales plan for Certified Emission Reduction	Hold*
June 18	• Deliberation Agenda
	1. By-product gas and heat collection facility establishment on #1 Hot Rolled Mill in Gwangyang Works	Approved
	2. Expansion of dust collection facility capability in sintering factory in Gwangyang Works	Approved
July 16	• Deliberation Agenda
	1. Replacement of 1RH facilities in #2 Steelmaking Plant in Pohang Works	Approved
	2. Replacement of #5 and #6 Oxygen Making Plant and establishment of #17 plant	Approved
	3. Construction of brine-based PosLX upstream demo plant	Approved
	4. R&D facilities of cathode materials for lithium ion batteries	Approved
	5. Construction plan of employee dormitory in Gwangyang Works	Approved
	6. Sales of investment stocks	Approved

* Decided to re-submit after the government’s additional regulation announcement

40

B. Audit Committee

(1)	Composition of the Audit Committee

Name	Qualifications	Remarks
Chung, Moon-Ki Bahk, Byong-Won Chang, Seung-Wha	Satisfies the requirements stipulated in the Korean Commercial Act and the Articles of Incorporation	Chairman — —

(2)	Major Activities of the Audit Committee (January 1, 2019 ~ August 14, 2019)

Session	Date	Agenda	Approval

1	January 29

•  Deliberation Agenda

•  Approval on the appointment of the internal audit department head

•  Assessment of the Audit Committee for the fiscal year of 2018

•  Approval of audit and non-audit services for POSCO and its subsidiaries

•  Report Agenda

•  Report on the operation of the internal accounting control system for the fiscal year of 2018

•  The result of internal audit for the fiscal year of 2018 and audit plans for the fiscal year of 2019

•  The assessment on the employees’ conformity to the code of ethics

All 3 Cases Approved

2	February 19

•  Deliberation Agenda

•  Internal audit result for the fiscal year of 2018

•  Assessment of the operation of the internal accounting control system for the fiscal year of 2018

•  Approval of audit and non-audit services for POSCO’s Subsidiaries abroad

•  Report Agenda

•  External audit result for the fiscal year of 2018

All 3 Cases Approved

3	February 20	• Deliberation Agenda • Review of agenda for general meeting of shareholders	Approved

4	April 26

•  Deliberation Agenda

•  Appointment of the Chairman of the Audit Committee

•  Report Agenda

•  Consolidated internal audit operation report for the fiscal year of 2018

•  The appraisal on the consolidated internal audit operation report for the fiscal year of 2018

•  External audit result on 20-F for the fiscal year of 2018

Approved

5	May 9

•  Deliberation Agenda

•  Approval on the non-audit service for POSCO

•  Report Agenda

•  Internal audit result on the Consolidated Financial Statements for the first quarter of 2019

•  External auditors’ review result on the Consolidated Financial Statements for the first quarter of 2019

Approved

6	July 26

•  Deliberation Agenda

•  Amendment of internal accounting control regulation

•  Approval of audit and non-audit services for POSCO and its subsidiaries

•  Report Agenda

•  Internal audit result on the Consolidated Financial Statements for the first half of 2019

•  External auditors’ review result on the Consolidated Financial Statements for the first half of 2019

•  Assessment on external auditors’ conduct for the fiscal year of 2018

•  The result of internal audit for the first half of 2019 and audit plans for the second half of 2019

Approved Approved

41

C. Voting Rights of Shareholders

(1)	The Cumulative Voting System: The cumulative voting system was introduced at the 36th general meeting of shareholders on March 12, 2004.

(2)	Voting by Mail: The voting-by-mail system was introduced at the thirty sixth general meeting of shareholders on March 12, 2004.

(3)	The Electronic Voting System: The electronic voting system was introduced at the 51st general meeting of shareholders on February 20, 2019.

D. Compensation of Directors and Officers

(1)	Directors’ (including Outside Directors) and the Audit Committee members’ (Auditors’) Salaries

					(In millions KRW)
Category	Total Numbers	Total Payment	Average Payment	Ceiling Amount Approved at the Shareholders Meeting	Remarks
Inside Director	5	3,377	466		—
Outside Director	4	146	32	10,000	—
Members of the Audit Committee	3	105	35		—
Total	12	3,628	533		—

Payment Period: January 1, 2019 ~June 30, 2019

Outside Directors also serving as the members of the Audit Committee are excluded in the count for the Outside Directors.

Average Remuneration Amount per Capita: Average remuneration amount is calculated based on the paid amount to the current directors as of June 30, 2019.

(2)	Individual remuneration amount (January 1, 2019 ~June 30, 2019)

(In millions KRW)
Name	Experience	Total Payment
Choi, Jeong-Woo	Chief Executive Officer and Representative Director	815
Chang, In-Hwa	President and Representative Director	615
Chon, Jung-Son	Senior Executive Vice President	513

42

Oh, In-Hwan*	President and Representative Director	1,450
Yu, Seong*	Senior Executive Vice President	2,143

*	Total payment includes the severance pay of the director who retired in March 2019.

(3)	List of Stock Options Presented to the Executives

•	Exercise of the stock option ended on the final day of the stock options exercise period (April 28, 2012).

43

POSCO

and Subsidiaries

Condensed Consolidated Interim Financial Statements

(Unaudited)

June 30, 2019

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

The Board of Directors and Shareholders

POSCO:

Reviewed financial statements

We have reviewed the accompanying condensed consolidated interim financial statements of POSCO and its subsidiaries (the “Company”), which comprise the condensed consolidated interim statement of financial position as of June 30, 2019, the condensed consolidated interim statements of comprehensive income for the three-month and six-month periods ended June 30, 2019 and 2018, the condensed consolidated interim statements of changes in equity and cash flows for the six-month periods ended June 30, 2019 and 2018, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s responsibility

Management is responsible for the preparation and fair presentation of these condensed consolidated interim financial statements in accordance with Korean International Financial Reporting Standard (“K-IFRS”) No. 1034 “Interim Financial Reporting”. The Company’s management is also responsible for the internal controls determined necessary to prepare condensed consolidated interim financial statements free of material misstatements due to error or fraud.

Auditor’s review responsibility

Our responsibility is to issue a report on the condensed consolidated interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial statements consists of making inquiries primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial statements referred to above are not prepared, in all material respects, in accordance with K-IFRS No. 1034 “Interim Financial Reporting”.

Other matters

The procedures and practices utilized in the Republic of Korea to review such condensed consolidated interim financial statements may differ from those generally accepted and applied in other countries.

The consolidated statement of financial position of the Company as of December 31, 2018, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by us in accordance with Korean Standards on Auditing and our report thereon, dated March 7, 2019, expressed an unqualified opinion. The accompanying condensed consolidated statement of financial position of the Company as of December 31, 2018, presented for comparative purposes, is consistent, in all material respects, with the audited consolidated financial statements from which it has been derived.

Seoul, Korea

August 14, 2019

This report is effective as of August 14, 2019, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed consolidated interim financial statements. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

POSCO and Subsidiaries

Condensed Consolidated Interim Statements of Financial Position

As of June 30, 2019 and December 31, 2018

(Unaudited)

(in millions of Won)	Notes	June 30, 2019		December 31, 2018
Assets

Cash and cash equivalents	21	~~W~~	2,553,246	2,643,865
Trade accounts and notes receivable, net	4,21,26,27,34		9,938,458	9,282,609
Other receivables, net	5,21,34		1,591,074	1,385,629
Other short-term financial assets	6,21		7,502,959	8,081,096
Inventories	7		11,708,185	11,499,928
Current income tax assets			39,185	51,557
Assets held for sale	8		21,819	21,854
Other current assets	14		702,913	684,464

Total current assets			34,057,839	33,651,002

Long-term trade accounts and notes receivable, net	4,21		469,644	427,125
Other receivables, net	5,21		880,321	863,240
Other long-term financial assets	6,21		1,717,207	1,647,898
Investments in associates and joint ventures	9		3,787,410	3,650,003
Investment property, net	11		933,313	928,615
Property, plant and equipment, net	12		30,340,196	30,018,273
Intangible assets, net	13		5,166,218	5,170,825
Defined benefit assets, net	19		—	1,489
Deferred tax assets			1,321,305	1,381,031
Other non-current assets	14		317,576	508,764

Total non-current assets			44,933,190	44,597,263

Total assets		~~W~~	78,991,029	78,248,265

See accompanying notes to the condensed consolidated interim financial statements.

POSCO and Subsidiaries

Condensed Consolidated Interim Statements of Financial Position, Continued

As of June 30, 2019 and December 31, 2018

(Unaudited)

(in millions of Won)	Notes	June 30, 2019		December 31, 2018
Liabilities

Trade accounts and notes payable	21,34	~~W~~	4,022,626	4,006,135
Short-term borrowings and current installments of long-term borrowings	4,15,21		8,958,133	10,289,619
Other payables	16,21,34		1,822,987	1,720,097
Other short-term financial liabilities	17,21		91,900	77,800
Current income tax liabilities			649,293	948,166
Provisions	18,35		329,327	301,280
Other current liabilities	20,26,27		1,810,111	1,594,888

Total current liabilities			17,684,377	18,937,985

Long-term trade accounts and notes payable	21		35,097	29,825
Long-term borrowings, excluding current installments	15,21		10,241,226	9,919,651
Other payables	16,21		620,344	148,868
Other long-term financial liabilities	17,21		10,979	64,162
Defined benefit liabilities, net	19		247,454	140,933
Deferred tax liabilities			1,713,484	1,688,893
Long-term provisions	18,35		472,351	431,036
Other non-current liabilities	20,26		91,746	127,361

Total non-current liabilities			13,432,681	12,550,729

Total liabilities			31,117,058	31,488,714

Equity

Share capital	22		482,403	482,403
Capital surplus	22		1,374,938	1,410,551
Hybrid bonds	23		199,384	199,384
Reserves	24		(1,112,264)	(1,404,368)
Treasury shares	25		(1,508,303)	(1,532,728)
Retained earnings			45,020,871	44,216,018

Equity attributable to owners of the controlling company			44,457,029	43,371,260
Non-controlling interests	23		3,416,942	3,388,291

Total equity			47,873,971	46,759,551

Total liabilities and equity		~~W~~	78,991,029	78,248,265

See accompanying notes to the condensed consolidated interim financial statements.

POSCO and Subsidiaries

Condensed Consolidated Interim Statements of Comprehensive Income

For the three-month and six-month periods ended June 30, 2019 and 2018

(Unaudited)

(in millions of Won, except per share information)		For the three-month periods ended June 30			For the six-month periods ended June 30
	Notes	2019		2018	2019	2018
Revenue	26, 27, 34, 37	~~W~~	16,321,335	16,083,296	32,335,573	31,945,579
Cost of sales	7, 27, 31, 34		(14,707,162)	(14,226,274)	(28,908,029)	(27,993,810)

Gross profit			1,614,173	1,857,022	3,427,544	3,951,769

Selling and administrative expenses	31, 34
Reversal of (impairment loss) on trade accounts and notes receivable			21,129	(23,420)	7,998	(36,974)
Other administrative expenses	28		(476,537)	(497,252)	(982,620)	(1,015,343)
Selling expenses	28		(90,203)	(84,062)	(181,463)	(159,460)

Operating profit			1,068,562	1,252,288	2,271,459	2,739,992

Share of profit (loss) of equity-accounted investees, net	9		74,670	(55,737)	141,529	31,651

Finance income and costs	21, 29
Finance income			532,862	633,632	1,026,876	1,090,119
Finance costs			(609,932)	(807,514)	(1,160,525)	(1,326,803)

Other non-operating income and expenses	34
Impairment loss on other receivables			(12,026)	(7,690)	(15,416)	(3,035)
Other non-operating income	30		83,024	266,129	157,368	327,085
Other non-operating expenses	30, 31		(166,679)	(351,677)	(303,869)	(446,565)

Profit before income tax	37		970,481	929,431	2,117,422	2,412,444
Income tax expense	32, 37		(289,063)	(349,093)	(657,559)	(748,564)

Profit			681,418	580,338	1,459,863	1,663,880

Other comprehensive income (loss)
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit plans	19		(11,175)	(5,379)	(20,881)	(31,935)
Net changes in fair value of equity investments at fair value through other comprehensive income	21		23,383	(16,385)	17,844	(61,141)
Items that are or may be reclassified subsequently to profit or loss:
Capital adjustment arising from investments in equity-accounted investees			24,000	37,877	72,838	26,751
Foreign currency translation differences			98,502	52,011	219,663	73,829
Gains or Losses on valuation of derivatives	21		(132)	(80)	(100)	(238)

Other comprehensive income, net of tax			134,578	68,044	289,364	7,266

Total comprehensive income		~~W~~	815,996	648,382	1,749,227	1,671,146

Profit attributable to:
Owners of the controlling company		~~W~~	612,286	545,018	1,353,539	1,538,534
Non-controlling interests			69,132	35,320	106,324	125,346

Profit		~~W~~	681,418	580,338	1,459,863	1,663,880

Total comprehensive income attributable to :
Owners of the controlling company		~~W~~	742,367	601,645	1,654,770	1,533,839
Non-controlling interests			73,629	46,737	94,457	137,307

Total comprehensive income		~~W~~	815,996	648,382	1,749,227	1,671,146

Basic and diluted earnings per share (in Won)	33		7,622	6,730	16,854	19,052

See accompanying notes to the condensed consolidated interim financial statements.

POSCO and Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity

For the six-month periods ended June 30, 2019 and 2018

(Unaudited)

(in millions of Won)	Attributable to owners of the controlling company								Non-
	Share		Capital	Hybrid		Treasury	Retained		controlling
	capital		surplus	bonds	Reserves	shares	earnings	Subtotal	interests	Total
Balance as of January 1, 2018	~~W~~	482,403	1,412,565	996,919	(682,556)	(1,533,054)	43,056,600	43,732,877	3,731,131	47,464,008
Adjustment on initial application of K-IFRS No. 1115, net of tax		—	—	—	—	—	(76,359)	(76,359)	(63,792)	(140,151)
Adjustment on initial application of K-IFRS No. 1109, net of tax		—	—	—	(412,102)	—	379,370	(32,732)	(19,544)	(52,276)

Adjusted balance as of January 1, 2018		482,403	1,412,565	996,919	(1,094,658)	(1,533,054)	43,359,611	43,623,786	3,647,795	47,271,581
Comprehensive income:
Profit		—	—	—	—	—	1,538,534	1,538,534	125,346	1,663,880
Other comprehensive income (loss)
Remeasurements of defined benefit plans, net of tax		—	—	—	—	—	(19,682)	(19,682)	(12,253)	(31,935)
Capital adjustment arising from investments in equity-accounted investees, net of tax		—	—	—	13,493	—	—	13,493	13,258	26,751
Net changes in fair value of equity investments at fair value through other comprehensive income, net of tax		—	—	—	(63,726)	—	3,463	(60,263)	(878)	(61,141)
Foreign currency translation differences, net of tax		—	—	—	61,998	—	—	61,998	11,831	73,829
Gains or losses on valuation of derivatives, net of tax		—	—	—	(241)	—	—	(241)	3	(238)

Total comprehensive income		—	—	—	11,524	—	1,522,315	1,533,839	137,307	1,671,146

Transactions with owners of the controlling company, recognized directly in equity:
Year-end dividends		—	—	—	—	—	(279,999)	(279,999)	(48,786)	(328,785)
Interim dividends		—	—	—	—	—	(119,999)	(119,999)	—	(119,999)
Changes in subsidiaries		—	—	—	—	—	—	—	(224)	(224)
Changes in ownership interest in subsidiaries		—	(1,822)	—	—	—	—	(1,822)	10,990	9,168
Repayment of hybrid bonds		—	(2,465)	(797,535)	—	—	—	(800,000)	—	(800,000)
Interest of hybrid bonds		—	—	—	—	—	(19,805)	(19,805)	(11,994)	(31,799)
Disposal of treasury shares		—	113	—	—	270	—	383	—	383
Others		—	(456)	—	953	—	(3,649)	(3,152)	642	(2,510)

Total transactions with owners of the controlling company		—	(4,630)	(797,535)	953	270	(423,452)	(1,224,394)	(49,372)	(1,273,766)

Balance as of June 30, 2018	~~W~~	482,403	1,407,935	199,384	(1,082,181)	(1,532,784)	44,458,474	43,933,231	3,735,730	47,668,961

See accompanying notes to the condensed consolidated interim financial statements.

POSCO and Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity, Continued

For the six-month periods ended June 30, 2019 and 2018

(Unaudited)

(in millions of Won)	Attributable to owners of the controlling company								Non-
	Share		Capital	Hybrid		Treasury	Retained		controlling
	capital		surplus	bonds	Reserves	shares	earnings	Subtotal	interests	Total
Balance as of January 1, 2019	~~W~~	482,403	1,410,551	199,384	(1,404,368)	(1,532,728)	44,216,018	43,371,260	3,388,291	46,759,551
Comprehensive income:
Profit		—	—	—	—	—	1,353,539	1,353,539	106,324	1,459,863
Other comprehensive income (loss)
Remeasurements of defined benefit plans, net of tax		—	—	—	—	—	(10,624)	(10,624)	(10,257)	(20,881)
Capital adjustment arising from investments in equity-accounted investees, net of tax		—	—	—	66,589	—	—	66,589	6,249	72,838
Net changes in fair value of equity investments at fair value through other comprehensive income, net of tax		—	—	—	36,311	—	(18,467)	17,844	—	17,844
Foreign currency translation differences, net of tax		—	—	—	227,517	—	—	227,517	(7,854)	219,663
Gains or losses on valuation of derivatives, net of tax		—	—	—	(95)	—	—	(95)	(5)	(100)

Total comprehensive income		—	—	—	330,322	—	1,324,448	1,654,770	94,457	1,749,227

Transactions with owners of the controlling company, recognized directly in equity:
Year-end dividends		—	—	—	—	—	(400,006)	(400,006)	(60,202)	(460,208)
Interim dividends		—	—	—	—	—	(160,231)	(160,231)	—	(160,231)
Changes in subsidiaries		—	—	—	—	—	—	—	(874)	(874)
Changes in ownership interest in subsidiaries		—	(49,889)	—	—	—	—	(49,889)	7,172	(42,717)
Interest of hybrid bonds		—	—	—	—	—	(4,562)	(4,562)	(3,617)	(8,179)
Disposal of treasury shares		—	12,576	—	—	24,425	—	37,001	—	37,001
Others		—	1,700	—	(38,218)	—	45,204	8,686	(8,285)	401

Total transactions with owners of the controlling company		—	(35,613)	—	(38,218)	24,425	(519,595)	(569,001)	(65,806)	(634,807)

Balance as of June 30, 2019	~~W~~	482,403	1,374,938	199,384	(1,112,264)	(1,508,303)	45,020,871	44,457,029	3,416,942	47,873,971

See accompanying notes to the condensed consolidated interim financial statements.

POSCO and Subsidiaries

Condensed Consolidated Interim Statements of Cash Flows

For the six-month periods ended June 30, 2019 and 2018

(Unaudited)

(in millions of Won)	Notes	June 30, 2019		June 30, 2018
Cash flows from operating activities
Profit		~~W~~	1,459,863	1,663,880
Adjustments for:
Depreciation			1,523,108	1,436,644
Amortization			203,733	204,435
Finance income			(562,510)	(666,211)
Finance costs			712,547	878,785
Income tax expense			657,559	748,564
Impairment loss on property, plant and equipment			149,659	18,870
Gain on disposal of property, plant and equipment			(16,362)	(21,089)
Loss on disposal of property, plant and equipment			37,396	59,072
Impairment loss on intangible assets			1,171	1,763
Gain on disposal of intangible assets			(526)	(101,383)
Gain on disposal of investments in subsidiaries, associates and joint ventures			(15,821)	(44,399)
Loss on disposal of investments in subsidiaries, associates and joint ventures			5,586	3,405
Share of profit of equity-accounted investees			(141,529)	(31,651)
Impairment loss on assets held for sale			3,346	46,896
Gain on disposal of assets held for sale			(8,536)	(103)
Expenses related to post-employment benefit			117,226	108,622
Impairment loss on trade and other receivables			7,418	40,009
Loss on valuation of inventories			73,600	42,633
Increase to provisions			82,759	216,205
Others, net			(22,910)	(5,644)

			2,806,914	2,935,423

Changes in operating assets and liabilities	36		(553,728)	(1,694,016)

Interest received			188,096	139,831
Interest paid			(389,714)	(332,002)
Dividends received			156,730	138,151
Income taxes paid			(973,112)	(592,876)

Net cash provided by operating activities		~~W~~	2,695,049	2,258,391

See accompanying notes to the condensed consolidated interim financial statements.

POSCO and Subsidiaries

Condensed Consolidated Interim Statements of Cash Flows, Continued

For the six-month periods ended June 30, 2019 and 2018

(Unaudited)

(in millions of Won)	Notes	June 30, 2019		June 30, 2018
Cash flows from investing activities
Acquisitions of short-term financial instruments		~~W~~	(15,440,039)	(14,513,106)
Proceeds from disposal of short-term financial instruments			16,213,040	14,491,664
Increase in loans			(164,574)	(246,383)
Collection of loans			190,831	283,418
Acquisitions of securities			(370,458)	(161,250)
Proceeds from disposal of securities			165,242	103,886
Acquisitions of investment in associates and joint ventures			(45,980)	(15,030)
Proceeds from disposal of investment in associates and joint ventures			3,598	84,791
Acquisitions of investment property			(12,230)	(14,063)
Proceeds from disposal of investment property			1,127	952
Acquisitions of property, plant and equipment			(990,483)	(872,537)
Proceeds from disposal of property, plant and equipment			30,957	31,817
Acquisitions of intangible assets			(158,570)	(51,413)
Proceeds from disposal of intangible assets			9,226	38,146
Proceeds from disposal of assets held for sale			311	15,924
Payment for acquisition of business, net of cash acquired			(33,014)	—
Cash received from disposal of business, net of cash transferred			34,266	130,987
Others, net			28,567	(3,336)

Net cash used in investing activities			(538,183)	(695,533)

Cash flows from financing activities
Proceeds from borrowings			892,587	526,342
Repayment of borrowings			(1,372,044)	(649,857)
Proceeds from short-term borrowings, net			(1,131,449)	(141,737)
Capital contribution from non-controlling interests			23,579	5,808
Payment of cash dividends			(625,406)	(447,674)
Payment of interest of hybrid bonds			(8,204)	(33,738)
Repayment of hybrid bonds			—	(800,000)
Others, net			(84,504)	(25,295)

Net cash used in financing activities			(2,305,441)	(1,566,151)

Effect of exchange rate fluctuation on cash held			57,956	19,146

Net increase (decrease) in cash and cash equivalents			(90,619)	15,853

Cash and cash equivalents at beginning of the period			2,643,865	2,612,530

Cash and cash equivalents at end of the period		~~W~~	2,553,246	2,628,383

See accompanying notes to the condensed consolidated interim financial statements.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

As of June 30, 2019

(Unaudited)

1. General Information

General information about POSCO, its 32 domestic subsidiaries including POSCO ENGINEERING & CONSTRUCTION CO., LTD., 134 foreign subsidiaries including POSCO America Corporation (collectively, “the Company”) and its 128 associates and joint ventures are as follows:

(a)	The controlling company

POSCO, the controlling company, was incorporated on April 1, 1968, under the Commercial Code of the Republic of Korea to manufacture and sell steel rolled products and plates in the domestic and foreign markets.

The shares of POSCO have been listed on the Korea Exchange since June 10, 1988. POSCO owns and operates two steel plants (Pohang and Gwangyang) and one office in Korea and it also operates internationally through six of its overseas liaison offices.

As of June 30, 2019, the shares of the POSCO are listed on the Korea Exchange, while its ADRs are listed on the New York Stock Exchange.

(b)	Consolidated subsidiaries included for the first time during the six-month period ended June 30, 2019 were as follows:

Company	Date of inclusion	Ownership (%)	Reason
GRAIN TERMINAL HOLDING PTE. LTD.	June 2019	75.00	Acquisition of control
Mykolaiv Milling Works PJSC.	June 2019	100.00	Acquisition of control
Yuzhna Stividoring Company Limited	June 2019	100.00	Acquisition of control

(c)	Subsidiaries excluded from consolidation during the six-month period ended June 30, 2019 were as follows:

Company	Date of exclusion	Reason
POSCO Processing & Service	January 2019	Merged into POSCO
DAEWOO PRECIOUS RESOURCES CO., LTD.	January 2019	Liquidation
BLUE O&M Co., Ltd.	February 2019	Merged into POSCO O&M Co., Ltd. (formerly, POSMATE)
MegaAsset Co., Ltd.	February 2019	Merged into POSCO O&M Co., Ltd. (formerly, POSMATE)
POSCO ES MATERIALS CO., LTD.	April 2019	Merged into POSCO CHEMICAL CO., LTD. (formerly, POSCO CHEMTECH)
Daewoo International Guangzhou Corp.	April 2019	Merged into POSCO INTERNATIONAL (CHINA) CO., LTD. (formerly, POSCO DAEWOO CHINA)
POSCO (Guangdong) Coated Steel Co., Ltd.	June 2019	Disposal
POSCO E&C (THAILAND) CO., Ltd.	June 2019	Liquidation
POSCO Gulf SFC LLC	June 2019	Liquidation

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2019

(Unaudited)

2. Statement of Compliance

Statement of compliance

The condensed consolidated interim financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audit of Companies, Etc. in the Republic of Korea.

These condensed consolidated interim financial statements have been prepared in accordance with K-IFRS No. 1034 “Interim Financial Reporting” as part of the period covered by the Company’s K-IFRS annual financial statements. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the last annual consolidated financial statements as of and for the year ended December 31, 2018. These condensed consolidated interim financial statements do not include all of the disclosures required for full annual financial statements.

The Company adopted K-IFRS No. 1116 “Leases” for the first time from January 1, 2019. Changes to significant accounting policies are described in Note 3.

Use of estimates and judgments

(a)	Judgments, assumptions and estimation uncertainties

The preparation of the condensed consolidated interim financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period prospectively.

The significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those described in the last annual financial statements, except for new significant judgments and key sources of estimation uncertainty related to the application of K-IFRS No. 1116 “Leases” which are described in Note 3.

(b)	Measurement of fair value

The Company’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Company has an established control framework with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values, and reports directly to the financial officer.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2019

(Unaudited)

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of K-IFRS including the level in the fair value hierarchy in which such valuation techniques should be classified.

Significant valuation issues are reported to the Company’s Audit Committee.

When measuring the fair value of an asset or a liability, the Company uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

•	Level 1 - unadjusted quoted prices in active markets for identical assets or liabilities.

•	Level 2 - inputs other than quoted prices included in Level 1 that are observable for the assets or liabilities, either directly or indirectly.

•	Level 3 - inputs for the assets or liabilities that are not based on observable market data.

If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Information about the assumptions made in measuring fair value is included in Note 21.

3. Summary of Significant Accounting Policies

Except as described in K-IFRS No. 1034 “Interim Financial Reporting” and below, the accounting policies applied by the Company in these condensed consolidated interim financial statements are the same as those applied by the Company in its consolidated financial statements as of and for the year ended December 31, 2018.

K-IFRS No. 1116 “Leases”

The Company has initially adopted K-IFRS No. 1116 “Leases” from January 1, 2019. The Company also expects to apply the accounting policies set out below for their annual reporting period ending December 31, 2019.

K-IFRS No. 1116 “Leases” introduced a single accounting model for lessees. As a result, the Company, as a lessee, recognized right-of-use assets representing its rights to use the underlying assets and lease liabilities representing its obligation to make lease payments. Lessor accounting remains similar to previous accounting policies.

The Company applied K-IFRS No. 1116 “Leases” using the modified retrospective approach by recognizing the cumulative effect of initial application as of January 1, 2019, the date of initial application. Accordingly, the comparative information presented for 2018 has not been restated.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2019

(Unaudited)

(a)	Definition of a lease

Previously, the Company determined at contract inception whether an arrangement was or contained a lease under K-IFRS No. 2104 “Determining Whether an Arrangement Contains a Lease”. The Company now assesses whether a contract is or contains a lease based on the new definition of a lease. Under K-IFRS No. 1116 “Leases”, a contract is, or contains, a lease if the contract conveys a right to control the use of an identified asset for a period of time in exchange for consideration.

On transition to K-IFRS No. 1116 “Leases”, the Company elected to apply the practical expedient to grandfather the assessment of which transactions are leases. The Company applied K-IFRS No. 1116 only to contracts that were previously identified as leases. Contracts that were not identified as leases under K-IFRS No. 1017 “Leases” and K-IFRS No. 2104 “Determining Whether an Arrangement Contains a Lease” were not reassessed. Therefore, the definition of a lease under K-IFRS No. 1116 has been applied only to contracts entered into or changed on or after January 1, 2019.

At inception or reassessment of a contract that contains a lease component, the Company allocates the consideration in the contract to each lease and non-lease component on the basis of their relative stand-alone prices.

(b)	As a lessee

The Company leases many assets, including land, warehouses, handling equipment and IT equipment. As a lessee, the Company previously classified leases as operating or finance leases based on its assessment of whether the lease transferred substantially all of the risks and rewards of ownership. Under K-IFRS No. 1116 “Leases”, the Company recognizes right-of-use assets and lease liabilities for most leases. That is, most leases are presented in the statement of financial position.

However, the Company has elected not to recognize right-of-use assets and lease liabilities for some leases of low-value assets (e.g. desktops, IT supplies, etc.). The Company recognizes lease payments associated with these leases as an expense on a straight-line basis over the lease term.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2019

(Unaudited)

The Company presents right-of-use assets in the same line item as it presents underlying assets of the same nature that it owns, and lease liabilities are included in other payables on the consolidated statement of financial position. The carrying amounts of right-of-use assets as of January 1, 2019, the date of initial application, and June 30, 2019 are as follows:

(in millions of Won)	Property, Plant and Equipment (* 1)
	Land		Buildings and structures	Machinery and equipment	Vehicles	Furniture, fixtures and others	Total
The date of initial application (January 1, 2019)	~~W~~	322,797	192,330	214,650	21,021	28,546	779,344
June 30, 2019		348,317	186,596	216,211	19,218	19,266	789,608

(*1)

Leases classified as a finance lease under K-IFRS No. 1017 “Leases” at the end of 2018 are included, and the carrying amounts of right-of-use assets and lease liabilities are equal to the carrying amounts of the finance lease assets and financial lease liabilities measured in accordance with K-IFRS 1017 “Leases” as of January 1, 2019, the date of initial application.

1) Significant accounting policies

The Company recognizes a right-of-use assets and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, and subsequently at cost less any accumulated depreciation and impairment losses, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate.

The lease liability is subsequently increased by the interest cost on the lease liability and decreased by lease payments made. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, a change in the estimate of the amount expected to be payable under a residual value guarantee, or, as appropriate, a change in the assessment of whether a purchase or extension option is reasonably certain to be exercised or a termination option is reasonably certain not to be exercised.

The Company applies judgment to determine the lease term for some lease contracts in which it is a lessee that include renewal options. The assessment of whether the Company is reasonably certain to exercise such options impacts the lease term, which significantly affects the amount of lease liabilities and right-of-use assets recognized.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2019

(Unaudited)

2) Transition

At transition, for leases classified as operating leases under K-IFRS No. 1017 “Leases”, lease liabilities were measured at the present value of the remaining lease payments, discounted at the Company’s incremental borrowing rate as of January 1, 2019, the date of initial application. Right-of-use assets are measured at amounts equal to the lease liabilities, adjusted by the amount of any prepaid or accrued lease payments.

In addition, the Company used the following practical expedients when applying K-IFRS No. 1116 “Leases” to leases previously classified as operating leases under K-IFRS No. 1017 “Leases”.

•	Applied the exemption not to recognize right-of-use assets and lease liabilities for leases with less than 12 months of lease term.

•	Excluded initial direct costs from measuring the right-of-use asset at the date of initial application.

•	Used hindsight when determining the lease term if the contract contains options to extend or terminate the lease.

(c)	As a lessor

The Company leases out its investment properties. The Company classified these leases as operating leases, and the accounting policies applicable to the Company as a lessor are not different from those under K-IFRS No. 1017 “Leases”. However, when the Company is an intermediate lessor the sub-leases are classified with reference to the right-of-use asset arising from the head lease, not with reference to the underlying asset.

The Company provides sub-leases for leases of vessels classified as operating leases under K-IFRS No. 1017 “Leases” as an intermediate lessor, and classified the sub-leases as finance leases as of January 1, 2019, the date of initial application of K-IFRS No. 1116 “Leases”. Accordingly, the Company recognized finance lease receivables amounting to ~~W~~225,198 million. In addition, the Company did not make any adjustments to leases for which the Company is a lessor, except for sub-leases described above as of January 1, 2019, the date of initial application.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2019

(Unaudited)

(d)	Impact on financial statements

The Company recognized additional right-of-use assets, lease receivables and lease liabilities as of January 1, 2019, the date of initial application. The effect on the financial statements as of January 1, 2019, the date of initial application is as follows:

(in millions of Won)	The date of initial application (January 1, 2019)
Consolidated statement of financial position
Right-of-use assets presented as property, plant and equipment(*1)	~~W~~	641,780
Lease receivables		225,198
Lease liabilities		598,902

(*1)	Prepaid lease payments amounting to ~~W~~268,076 million, classified as operating leases as of December 31, 2018, was reclassified from other assets to property, plant and equipment.

When measuring lease liabilities for leases that were classified as operating leases, the Company discounted lease payments using its incremental borrowing rates as of January 1, 2019, the date of initial application, and the weighted-average rates applied are 1.8 ~12.6%. The carrying amount of lease liabilities as of January 1, 2019, the date of initial application, is as follow:

(in millions of Won)	The date of initial application (January 1, 2019)
Operating lease commitments as of December 31, 2018	~~W~~	893,284
Operating lease commitments not recognized as lease liabilities
- Leases of low -value assets		(50,364)
- Leases with less than 12 months of lease term at transition		(17,635)

Operating lease commitments recognized as lease liabilities		825,285
Amount discounted using the incremental borrowing rate as of January 1, 2019, the date of initial application		598,902
Finance lease liabilities recognized as of December 31, 2018		94,754

Lease liabilities as of January 1, 2019, the date of initial application		693,656

As of June 30, 2019, the Company recognized ~~W~~662,830 million of right-of-use assets and ~~W~~601,345 million of lease liabilities for leases that were previously classified as operating leases.

In addition, the Company recognized depreciation and interest expenses instead of operating lease expenses. The Company recognized depreciation expenses amounted to ~~W~~54,237 million and interest expenses amounted to ~~W~~16,163 million during the six-month period ended June 30, 2019.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2019

(Unaudited)

4. Trade Accounts and Notes Receivable

Trade accounts and notes receivable as of June 30, 2019 and December 31, 2018 are as follows:

(in millions of Won)	June 30, 2019		December 31, 2018
Current
Trade accounts and notes receivable	~~W~~	9,308,023	8,648,250
Finance lease receivables		45,647	57,487
Due from customers for contract work		994,379	963,060
Less: Allowance for doubtful accounts		(409,591)	(386,188)

	~~W~~	9,938,458	9,282,609

Non-current
Trade accounts and notes receivable	~~W~~	382,381	583,797
Finance lease receivables		216,897	45,873
Less: Allowance for doubtful accounts		(129,634)	(202,545)

	~~W~~	469,644	427,125

Trade accounts and notes receivable sold to financial institutions, for which the derecognition conditions were not met, amounted to ~~W~~233,583 million and ~~W~~468,706 million as of June 30, 2019 and December 31, 2018, respectively. The fair value of trade accounts and notes receivable approximates the carrying amounts and is recognized as short-term borrowings from financial institutions.

5. Other Receivables

Other receivables as of June 30, 2019 and December 31, 2018 are as follows:

(in millions of Won)	June 30, 2019		December 31, 2018
Current
Loans	~~W~~	355,619	236,782
Other accounts receivable		1,025,194	954,030
Accrued income		228,738	220,066
Deposits		110,353	108,640
Others		17,716	16,201
Less: Allowance for doubtful accounts		(146,546)	(150,090)

	~~W~~	1,591,074	1,385,629

Non-current
Loans	~~W~~	665,908	731,344
Other accounts receivable		162,796	155,936
Accrued income		68,583	1,855
Deposits		174,663	152,072
Less: Allowance for doubtful accounts		(191,629)	(177,967)

	~~W~~	880,321	863,240

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2019

(Unaudited)

6. Other Financial Assets

Other financial assets as of June 30, 2019 and December 31, 2018 are as follows:

(in millions of Won)	June 30, 2019		December 31, 2018
Current
Derivatives assets	~~W~~	35,377	47,288
Debt securities		241,999	2,987
Deposit instruments(*1,2)		1,879,308	1,931,518
Short-term financial instruments(*2)		5,346,275	6,099,303

	~~W~~	7,502,959	8,081,096

Non-current
Derivatives assets	~~W~~	67,194	1,795
Equity securities(*3)		1,243,432	1,238,630
Debt securities		31,607	34,327
Other securities(*3)		340,118	338,106
Deposit instruments(*2)		34,856	35,040

	~~W~~	1,717,207	1,647,898

(*1)	As of June 30, 2019 and December 31, 2018, ~~W~~5,382 million and ~~W~~5,715 million, respectively, are restricted for the use in a government projects.
(*2)	As of June 30, 2019 and December 31, 2018, financial instruments amounting to ~~W~~65,491 million and ~~W~~73,935 million, respectively, are restricted for use in financial arrangements, pledge and others.
(*3)	As of June 30, 2019 and December 31, 2018, ~~W~~115,501 million and ~~W~~115,431 million of equity and other securities have been provided as collateral for borrowings, construction projects and others.

7. Inventories

Inventories as of June 30, 2019 and December 31, 2018 are as follows:

(in millions of Won)	June 30, 2019		December 31, 2018
Finished goods	~~W~~	1,794,465	1,886,040
Merchandise		962,228	1,131,416
Semi-finished goods		2,093,726	1,945,567
Raw materials		3,033,223	2,821,972
Fuel and materials		976,109	888,941
Construction inventories		782,884	718,884
Materials-in-transit		2,186,549	2,245,740
Others		79,005	68,150

		11,908,189	11,706,710

Less: Allowance for inventories valuation		(200,004)	(206,782)

	~~W~~	11,708,185	11,499,928

The amounts of loss on valuation of inventories recognized within cost of sales during the six-month period ended June 30, 2019 and the year ended December 31, 2018 were ~~W~~73,600 million and ~~W~~141,799 million, respectively.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2019

(Unaudited)

8. Assets Held for Sale

Details of assets held for sale as of June 30, 2019 and December 31, 2018 are as follows:

(in millions of Won)	June 30, 2019		December 31, 2018
	Subsidiaries		Subsidiaries
Property, plant and equipment(*1)	~~W~~	21,806	21,076
Others		13	778

	~~W~~	21,819	21,854

(*1)

During the year ended December 31, 2018, DAESAN (CAMBODIA) Co., Ltd., a subsidiary of the Company, determined to dispose of the land and classified the related property, plant and equipment amounting to ~~W~~21,076 million as assets held for sale.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2019

(Unaudited)

9. Investments in Associates and Joint Ventures

(a)	Details of investments in associates as of June 30, 2019 and December 31, 2018 are as follows:

(in millions of Won)	June 30, 2019						December 31, 2018
Company	Number of shares	Ownership (%)	Acquisition cost		Book value		Book value
[Domestic]
EQP POSCO Global NO1 Natural Resources Private Equity Fund	178,713,975,892	31.27	~~W~~	178,787	~~W~~	173,730	174,123
POSPower Co., Ltd(*1)	4,507,138	34.00		179,410		169,152	161,477
SNNC	18,130,000	49.00		90,650		116,334	116,922
QSONE Co., Ltd.	200,000	50.00		84,395		85,388	85,550
Chun-cheon Energy Co., Ltd(*1)	17,308,143	49.10		86,541		63,406	62,478
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd	2,008,000	29.53		10,040		17,734	17,382
Daesung Steel(*3)	108,038	17.54		14,000		15,671	15,644
Incheon-Gimpo Expressway Co., Ltd.(*1,3)	9,032,539	18.26		45,163		12,209	13,329
Keystone NO. 1. Private Equity Fund	13,800,000	40.45		13,800		11,627	11,183
KoFC POSCO HANWHA KB Shared Growth NO. 2. Private Equity Fund(*3)	6,485	12.50		6,485		5,762	5,739
KONES, Corp.	3,250,000	41.67		6,893		2,504	2,849
Others (50 companies)(*1)						119,552	123,734

						793,069	790,410

[Foreign]
AES-VCM Mong Duong Power Company Limited(*2)	—	30.00		164,303		211,519	209,936
South-East Asia Gas Pipeline Company Ltd.	135,219,000	25.04		135,899		217,290	179,459
7623704 Canada Inc.(*3)	114,452,000	10.40		124,341		132,396	126,885
Eureka Moly LLC	—	20.00		240,123		85,259	82,447
AMCI (WA) PTY LTD	49	49.00		209,664		71,215	71,086
Nickel Mining Company SAS	3,234,698	49.00		157,585		33,899	41,712
KOREA LNG LTD.	2,400	20.00		135,205		46,509	43,554
NCR LLC	—	29.40		44,119		42,592	37,602
ZHEJIANG HUAYOU-POSCO ESM CO., LTD	134,400,000	40.00		22,423		22,590	—
PT. Batutua Tembaga Raya	128,285	22.00		21,824		19,544	20,479
PT. Wampu Electric Power(*1)	8,708,400	20.00		10,054		14,405	14,120
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd	10,200,000	34.00		9,517		15,269	14,796
POSCO SeAH Steel Wire(Nantong) Co., Ltd.	50	25.00		4,723		6,748	6,478
Others (27 companies)(*1)						116,836	99,728

						1,036,071	948,282

					~~W~~	1,829,140	1,738,692

(*1)

As of June 30, 2019 and December 31, 2018, investments in associates amounting to ~~W~~296,248 million and ~~W~~285,066 million, respectively, are provided as collateral in relation to the associates’ borrowings.

(*2)	As of June 30, 2019 and December 31, 2018, shares of PSC Energy Global Co., Ltd., a subsidiary of the Company, are provided as collateral in relation to the associates’ borrowings.
(*3)

As of June 30, 2019, it was classified as an associate even though the Company’s ownership percentage is less than 20% of ownership percentage since the Company has significant influence over the investee when considering its structure of the Board of Directors and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2019

(Unaudited)

(b) Details of investments in joint ventures as of June 30, 2019 and December 31, 2018 are as follows:

(in millions of Won)	June 30, 2019						December 31, 2018
Company	Number of shares	Ownership (%)	Acquisition cost		Book value		Book value
[Domestic]
POSCO MITSUBISHI CARBON TECHNOLOGY	11,568,000	60.00	~~W~~	115,680	~~W~~	181,787	180,192
Others (8 companies)						10,168	9,124

						191,955	189,316

[Foreign]
Roy Hill Holdings Pty Ltd(*1)	13,117,972	12.50		1,528,672		1,120,383	1,041,600
POSCO-NPS Niobium LLC	325,050,000	50.00		364,609		376,683	363,506
KOBRASCO	2,010,719,185	50.00		32,950		96,578	133,449
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.	—	25.00		61,961		91,183	88,391
DMSA/AMSA(*1)	—	4.00		338,966		30,899	26,709
CSP - Compania Siderurgica do Pecem	1,108,696,532	20.00		558,821		7,163	24,832
Others (12 companies)						43,426	43,508

						1,766,315	1,721,995

					~~W~~	1,958,270	1,911,311

(*1)	As of June 30, 2019 and December 31, 2018, the investments in joint ventures were provided as collateral in relation to the joint ventures’ borrowings.

(c)	The movements of investments in associates and joint ventures for the six-month period ended June 30, 2019 and the year ended December 31, 2018 were as follows:

1)	For the six-month period ended June 30, 2019

(in millions of Won)
Company	December 31, 2018 Book value		Acquisition	Dividends	Share of profits (losses)	Other increase (decrease)(* 1)	June 30, 2019 Book value
[Domestic]
EQP POSCO Global NO1 Natual Resources PEF	~~W~~	174,123	—	—	(393)	—	173,730
POSPower Co., Ltd		161,477	—	—	(2,403)	10,078	169,152
SNNC		116,922	—	(1,450)	862	—	116,334
QSONE Co., Ltd.		85,550	—	(950)	788	—	85,388
Chun-cheon Energy Co., Ltd		62,478	6,050	—	(5,122)	—	63,406
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd		17,382	—	—	352	—	17,734
Daesung Steel		15,644	—	—	27	—	15,671
Incheon-Gimpo Expressway Co., Ltd.		13,329	—	—	(1,120)	—	12,209
Keystone-HYUNDAI SECURITIES NO. 1. Private Equity Fund		11,183	—	—	444	—	11,627
KoFC POSCO HANWHA KB Shared Growth NO. 2. Private Equity Fund		5,739	—	—	23	—	5,762
KONES, Corp.		2,849	—	—	(345)	—	2,504
POSCO MITSUBISHI CARBON TECHNOLOGY		180,192	—	(16,369)	17,964	—	181,787
Others (58 companies)		132,858	15,214	(816)	(77)	(17,459)	129,720

		979,726	21,264	(19,585)	11,000	(7,381)	985,024

[Foreign]
AES-VCM Mong Duong Power Company Limited		209,936	—	(18,099)	18,990	692	211,519
South-East Asia Gas Pipeline Company Ltd.		179,459	—	—	31,309	6,522	217,290
7623704 Canada Inc.		126,885	—	(3,530)	4,639	4,402	132,396
Eureka Moly LLC		82,447	—	—	(41)	2,853	85,259
AMCI (WA) PTY LTD		71,086	—	—	(1,894)	2,023	71,215
Nickel Mining Company SAS		41,712	—	—	(8,787)	974	33,899
KOREA LNG LTD.		43,554	—	(7,867)	7,904	2,918	46,509
NCR LLC		37,602	3,980	—	(196)	1,206	42,592
ZHEJIANG HUAYOU-POSCO ESM CO., LTD		—	22,423	—	(20)	187	22,590
PT. Batutua Tembaga Raya		20,479	—	—	(1,361)	426	19,544
PT. Wampu Electric Power		14,120	—	—	(181)	466	14,405
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		14,796	—	—	(103)	576	15,269
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		6,478	—	—	(84)	354	6,748
Roy Hill Holdings Pty Ltd		1,041,600	—	—	49,181	29,602	1,120,383
POSCO-NPS Niobium LLC		363,506	—	(6,712)	7,418	12,471	376,683
KOBRASCO		133,449	—	(74,716)	32,291	5,554	96,578
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		88,391	—	—	57	2,735	91,183
DMSA/AMSA		26,709	16,370	—	(14,196)	2,016	30,899
CSP - Compania Siderurgica do Pecem		24,832	—	—	(15,514)	(2,155)	7,163
Others (39 companies)		143,236	367	(10,951)	21,117	6,493	160,262

		2,670,277	43,140	(121,875)	130,529	80,315	2,802,386

	~~W~~	3,650,003	64,404	(141,460)	141,529	72,934	3,787,410

(*1)

Other increase or decrease represents the changes in investments in associates and joint ventures due to disposals and change in capital adjustments effect from translations of financial statements of foreign investees and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2019

(Unaudited)

2)	For the year ended December 31, 2018

(in millions of Won)
Company	December 31, 2017 Book value		Acquisition	Dividends	Share of profits (losses)	Other increase (decrease)(*1)	December 31, 2018 Book value
[Domestic]
EQP POSCO Global NO 1 Natual Resources PEF	~~W~~	175,553	—	—	(1,430)	—	174,123
POS Power Co., Ltd		—	176,731	—	(3,198)	(12,056)	161,477
SNNC		110,424	—	—	6,624	(126)	116,922
QSONE Co., Ltd.		85,049	—	(550)	1,051	—	85,550
Chun-cheon Energy Co., Ltd		74,378	—	—	(11,900)	—	62,478
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd		17,252	—	—	130	—	17,382
BLUE OCEAN Private Equity Fund		19,620	—	—	(17,930)	(1,690)	—
Daesung Steel		15,500	—	—	144	—	15,644
Incheon-Gimpo Expressway Co., Ltd.		31,660	—	—	(18,331)	—	13,329
Keystone-HYUNDAI SECURITIES NO. 1. Private Equity Fund		12,379	—	—	(1,295)	99	11,183
UITrans LRT Co., Ltd.		15,841	—	—	(15,841)	—	—
KoFC POSCO HANWHA KB Shared Growth NO. 2. Private Equity Fund		6,828	—	—	(1,089)	—	5,739
KONES, Corp.		2,827	—	—	29	(7)	2,849
POSCO MITSUBISHI CARBON TECHNOLOGY		110,760	—	—	69,594	(162)	180,192
Others (52 companies)		73,419	44,629	(784)	18,942	(3,348)	132,858

		751,490	221,360	(1,334)	25,500	(17,290)	979,726

[Foreign]
AES-VCM Mong Duong Power Company Limited		142,348	—	(26,108)	30,096	63,600	209,936
South-East Asia Gas Pipeline Company Ltd.		197,069	—	(29,301)	17,709	(6,018)	179,459
7623704 Canada Inc.		121,702	—	(4,509)	4,373	5,319	126,885
Eureka Moly LLC		79,398	—	—	(406)	3,455	82,447
AMCI (WA) PTY LTD		63,378	—	—	(3,412)	11,120	71,086
Nickel Mining Company SAS		45,905	—	—	(4,268)	75	41,712
KOREA LNG LTD.		33,422	—	(10,544)	10,542	10,134	43,554
NCR LLC		33,738	2,505	—	(5,909)	7,268	37,602
PT. Batutua Tembaga Raya		21,823	—	—	(1,817)	473	20,479
PT. Wampu Electric Power		13,391	—	—	177	552	14,120
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		15,617	—	—	(735)	(86)	14,796
POSCO SeAH Steel Wire (Nantong) Co., Ltd.		6,517	—	—	23	(62)	6,478
Roy Hill Holdings Pty Ltd		1,125,133	—	—	59,095	(142,628)	1,041,600
POSCO-NPS Niobium LLC		348,836	—	(22,254)	21,536	15,388	363,506
KOBRASCO		108,485	—	(37,710)	75,170	(12,496)	133,449
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		88,305	—	—	540	(454)	88,391
DMSA/AMSA		56,735	17,973	—	(48,802)	803	26,709
CSP - Compania Siderurgica do Pecem		146,427	—	—	(109,714)	(11,881)	24,832
Others (42 companies)		158,213	2,771	(22,588)	42,937	(38,097)	143,236

		2,806,442	23,249	(153,014)	87,135	(93,535)	2,670,277

	~~W~~	3,557,932	244,609	(154,348)	112,635	(110,825)	3,650,003

(*1)

Other increase or decrease represents the changes in investments in associates and joint ventures due to disposals, change in capital adjustments effect from translations of financial statements of foreign investees and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2019

(Unaudited)

(d)	Summarized financial information of associates and joint ventures as of and for the six-month period ended June 30, 2019 and the year ended December 31, 2018 are as follows:

1)	June 30, 2019

(in millions of Won)
Company	Assets		Liabilities	Equity (deficit)	Sales	Net income
[Domestic]
EQP POSCO Global NO1 Natual Resources Private Equity Fund	~~W~~	537,212	775	536,437	—	463
POSPower Co., Ltd		677,586	150,930	526,656	—	(2,111)
SNNC		673,095	415,225	257,870	310,509	403
QSONE Co., Ltd.		249,571	78,795	170,776	8,583	1,577
Chun-cheon Energy Co., Ltd		627,847	496,365	131,482	172,246	(10,664)
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd		60,412	30,669	29,743	7,930	1,192
Daesung Steel		172,822	114,863	57,959	40,589	155
Incheon-Gimpo Expressway Co., Ltd.		1,032,447	941,946	90,501	24,648	(9,187)
Keystone NO. 1. Private Equity Fund		175,409	141,533	33,876	10,237	1,097
KoFC POSCO HANWHA KB Shared Growth NO. 2. Private Equity Fund		47,147	1,055	46,092	451	177
KONES, Corp.		1,698	1,323	375	1,735	(829)
POSCO MITSUBISHI CARBON TECHNOLOGY		558,589	256,344	302,245	130,145	29,952
[Foreign]
South-East Asia Gas Pipeline Company Ltd.		1,851,888	984,129	867,759	256,088	125,035
7623704 Canada Inc.		1,285,200	3	1,285,197	—	44,602
Nickel Mining Company SAS		465,845	345,093	120,752	88,112	(19,090)
ZHEJIANG HUAYOU-POSCO ESM CO., LTD		65,168	8,744	56,424	87	(51)
KOREA LNG LTD.		232,680	132	232,548	40,605	39,521
PT. Batutua Tembaga Raya		386,150	332,551	53,599	56,492	(6,064)
PT. Wampu Electric Power		226,141	157,112	69,029	8,378	(905)
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		71,202	20,642	50,560	48,617	(303)
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		60,765	33,187	27,578	33,640	(349)
Roy Hill Holdings Pty Ltd		10,259,062	5,959,124	4,299,938	1,899,721	580,732
POSCO-NPS Niobium LLC		753,163	—	753,163	—	14,369
KOBRASCO		304,478	111,323	193,155	92,397	64,582
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		934,287	597,173	337,114	529,518	229
DMSA/AMSA		5,607,227	4,145,517	1,461,710	263,152	(355,363)
CSP - Compania Siderurgica do Pecem		4,304,481	4,383,584	(79,103)	878,495	(79,261)

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2019

(Unaudited)

2)	December 31, 2018

(in millions of Won)
Company	Assets		Liabilities	Equity (deficit)	Sales	Net income (loss)
[Domestic]
EQP POSCO Global NO1 Natual Resources Private Equity Fund	~~W~~	552,760	783	551,977	—	10,249
POSPower Co., Ltd		425,632	35,761	389,871	—	(4,536)
SNNC		645,013	384,586	260,427	656,320	14,229
QSONE Co., Ltd.		249,384	78,285	171,099	16,597	2,101
Chun-cheon Energy Co., Ltd		667,454	525,308	142,146	320,950	(18,796)
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd		63,554	35,003	28,551	16,237	439
BLUE OCEAN Private Equity Fund		305,876	174,640	131,236	459,491	(5,294)
Daesung Steel		169,305	111,502	57,803	75,474	824
Incheon-Gimpo Expressway Co., Ltd.		1,049,629	931,937	117,692	45,566	(92,202)
Keystone NO. 1. Private Equity Fund		177,024	144,186	32,838	15,507	(3,962)
UITrans LRT Co., Ltd.		430,227	435,699	(5,472)	12,929	(85,344)
KoFC POSCO HANWHA KB Shared Growth NO. 2. Private Equity Fund		59,464	1,061	58,403	2,401	(12,313)
KONES, Corp.		2,618	1,414	1,204	5,167	70
POSCO MITSUBISHI CARBON TECHNOLOGY		537,138	237,563	299,575	300,986	116,049
[Foreign]
South-East Asia Gas Pipeline Company Ltd.		1,726,410	1,009,731	716,679	343,471	70,717
7623704 Canada Inc.		1,232,208	1	1,232,207	—	44,320
Nickel Mining Company SAS		465,463	329,084	136,379	207,956	(4,569)
KOREA LNG LTD.		217,883	110	217,773	54,357	52,720
PT. Batutua Tembaga Raya		332,305	274,580	57,725	128,609	(8,451)
PT. Wampu Electric Power		223,009	155,407	67,602	13,461	887
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		73,515	24,264	49,251	121,104	(2,231)
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		61,782	34,740	27,042	85,619	78
Roy Hill Holdings Pty Ltd		9,666,619	6,043,492	3,623,127	3,259,256	497,469
POSCO-NPS Niobium LLC		726,810	—	726,810	—	41,812
KOBRASCO		317,842	50,945	266,897	229,340	150,550
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		710,518	384,572	325,946	1,341,849	2,159
DMSA/AMSA		5,562,877	4,171,896	1,390,981	731,127	(529,844)
CSP - Compania Siderurgica do Pecem		4,194,242	4,192,867	1,375	1,860,198	(542,865)

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2019

(Unaudited)

10. Joint Operations

Details of significant joint operations that the Company is participating in as a party to a joint arrangement as of June 30, 2019 are as follows:

Joint operations	Operation	Ownership (%)	Location
Myanmar A-1/A-3 mine	Mine development and gas production	51.00	Myanmar
Offshore midstream	Gas transportation facility	51.00	Myanmar
Greenhills mine	Mine development	20.00	Canada
Arctos Anthracite coal project	Mine development	50.00	Canada
Mt. Thorley J/V	Mine development	20.00	Australia
POSMAC J/V	Mine development	20.00	Australia
RUM J/V	Mine development	10.00	Australia
Hanam-Gamil package public housing project	Construction	7.70	Korea
Hanam-Gamil district B6, C2, C3 Block public housing lot development project	Construction	27.00	Korea
Yangsan-Sasong district public housing project(private-participation)	Construction	13.08	Korea
Yangsan-Sasong district public housing project	Construction	49.00	Korea
Sejong 2-1 P3 Block public housing project	Construction	37.00	Korea
Yongin-Giheung Station area city development project	Construction	61.00	Korea
Korean wave world complex land multi-purpose building development project	Construction	33.30	Korea
Sejong 4-1 P3 Block public housing project	Construction	60.00	Korea

11. Investment Property, Net

Changes in the carrying amount of investment property for the six-month period ended June 30, 2019 and the year ended December 31, 2018 were as follows:

(a)	For the six-month period ended June 30, 2019

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation	Others(*1)	Ending
Land	~~W~~	278,585	—	(224)	—	3,887	282,248
Buildings		571,335	—	(779)	(9,750)	754	561,560
Structures		1,408	—	—	(313)	(97)	998
Construction-in-progress		77,287	17,760	—	—	(6,540)	88,507

	~~W~~	928,615	17,760	(1,003)	(10,063)	(1,996)	933,313

(*1)	Includes reclassifications resulting from changing purpose of use, adjustments of foreign currency translation differences, and others.

(b)	For the year ended December 31, 2018

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation(*1)	Others(*2)	Ending
Land	~~W~~	360,402	1,327	(26,826)	(16,743)	(39,575)	278,585
Buildings		634,040	727	(32,807)	(28,358)	(2,267)	571,335
Structures		6,281	—	—	(603)	(4,270)	1,408
Construction-in-progress		64,191	42,052	—	(24,948)	(4,008)	77,287

	~~W~~	1,064,914	44,106	(59,633)	(70,652)	(50,120)	928,615

(*1)

Includes impairment loss on investment property recognized by each of the consolidated subsidiaries, including the office for rent of POSCO(Dalian) IT Center Development Co., Ltd. amounting to ~~W~~51,461 million.

(*2)	Includes reclassifications resulting from changing purpose of use, adjustments of foreign currency translation differences, and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2019

(Unaudited)

12. Property, Plant and Equipment, Net

Changes in the carrying amount of property, plant and equipment for the six-month period ended June 30, 2019 and the year ended December 31, 2018 were as follows:

(a)	For the six-month period ended June 30, 2019

(in millions of Won)	Beginning		Acquisitions	Business Combination	Disposals	Depreciation	Impairment loss(*1)	Others(*2)	Ending
Land	~~W~~	2,548,002	6,058	—	(8,186)	—	—	27,605	2,573,479
Buildings		4,402,452	9,719	50,113	(4,999)	(157,925)	(21,499)	112,494	4,390,355
Structures		2,917,924	6,920	—	(4,000)	(113,372)	(9,615)	50,515	2,848,372
Machinery and equipment		18,518,129	88,139	3,051	(17,786)	(1,123,093)	(117,434)	530,738	17,881,744
Vehicles		31,341	4,534	100	(369)	(7,645)	29	3,471	31,461
Tools		66,164	7,876	187	(598)	(14,065)	(4)	4,633	64,193
Furniture and fixtures		136,287	13,649	7	(1,039)	(19,018)	(137)	6,860	136,609
Lease assets(*3)		137,564	40,110	—	(283)	(75,338)	—	687,555	789,608
Bearer plants		80,771	—	—	—	(2,589)	—	23,026	101,208
Construction-in-progress		1,179,639	849,557	367	(7,123)	—	—	(499,273)	1,523,167

	~~W~~	30,018,273	1,026,562	53,825	(44,383)	(1,513,045)	(148,660)	947,624	30,340,196

(*1)

The Company estimated recoverable amount for individual assets such as CEM and Fe-Si factories that ceased operations due to the disposal plan and others and recognized an impairment loss for assets since recoverable amounts are less than their carrying amounts for the six-month period ended June 30, 2019.

(*2)

Represents assets transferred from construction-in-progress to intangible assets and other property, plant and equipment, reclassifications resulting from changing purpose of use, adjustments of foreign currency translation differences and others.

(*3)	On the date of initial application of K-IFRS No. 1116 (January 1, 2019), recognition of ~~W~~641,780 million of right-of-use assets is included in others.

(b)	For the year ended December 31, 2018

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation	Impairment loss(*1,2)	Others(*3)	Ending
Land	~~W~~	2,527,650	28,998	(26,157)	—	6,399	11,112	2,548,002
Buildings		4,877,018	46,129	(21,501)	(331,688)	(73,523)	(93,983)	4,402,452
Structures		2,765,852	18,749	(2,834)	(220,218)	(6,652)	363,027	2,917,924
Machinery and equipment		19,367,957	145,220	(62,135)	(2,224,000)	(143,293)	1,434,380	18,518,129
Vehicles		32,861	8,538	(1,149)	(14,835)	(56)	5,982	31,341
Tools		63,640	21,337	(1,867)	(26,421)	(206)	9,681	66,164
Furniture and fixtures		145,439	32,258	(577)	(51,835)	(1,494)	12,496	136,287
Lease assets		145,257	28,466	(420)	(19,224)	—	(16,515)	137,564
Bearer plants		65,515	—	—	(3,636)	—	18,892	80,771
Construction-in-progress		1,892,346	1,884,125	(23,814)	—	(778,373)	(1,794,645)	1,179,639

	~~W~~	31,883,535	2,213,820	(140,454)	(2,891,857)	(997,198)	(49,573)	30,018,273

(*1)

During 2018, the Controlling Company evaluated future economic performance of its Synthetic Natural Gas (SNG) facility that was still in trial run stage. Considering the continuous decline in LNG price, increase in coal prices and the need for additional capital investment in the SNG facility, the Controlling Company concluded that the profitability for the SNG facility is unlikely to be sustainable and decided to terminate the operation of SNG facility as of December 31, 2018. The property, plant and equipment in the SNG facility are primarily comprised of machinery and equipment, among which assets with a carrying value of ~~W~~167,054 million are expected to be reused in other facilities of the Controlling Company therefore no impairment test was conducted. For the remaining assets impairment test was performed by estimating the recoverable amount of each individual assets. For the assets which are determined to be technically obsolete and therefore sale is unlikely, recoverable amount represents expected scrap value less cost of disposal.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2019

(Unaudited)

For the assets for which sale is probable, the recoverable amount is determined based on fair value less cost of disposal. Fair value was measured using cost approach, which is based on estimated the current cost to purchase or replace the asset less applicable depreciation and obsolescence.

Specifically, the Controlling Company used indirect cost approach to estimate the replacement cost for a new asset by applying asset specific inflation factors to the asset’s historical cost. Then the Controlling Company estimates and deducts depreciation for physical deterioration. Depreciation factors are applied primarily based on estimated useful life of the asset and declining balance depreciation method. The fair value measurement of assets in SNG facility is considered to be level 3 because significant inputs used in the estimate, such as asset specific inflation factors and estimated useful lives, are unobservable.

As a result of the impairment test, the Company recognized an impairment loss of ~~W~~809,737 million in connection with the property, plant and equipment in the SNG facility.

The Controlling Company has recognized an impairment loss amounting to ~~W~~61,787 million since recoverable amount on Strip Casting facilities and others is less than its carrying amount for the period ended December 31, 2018.

(*2)

As of December 31, 2018, POSCO ENERGY CO., LTD., as a subsidiary, performed the impairment test due to the consecutive operating loss of the fuel cell business, and recognized impairment losses amounting to ~~W~~54,250 million.

(*3)

Represents assets transferred from construction-in-progress to intangible assets and other property, plant and equipment, reclassifications resulting from changing purpose of use, adjustments of foreign currency translation differences and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2019

(Unaudited)

13. Goodwill and Other Intangible Assets, Net

Changes in the carrying amount of goodwill and other intangible assets for the six-month period ended June 30, 2019 and the year ended December 31, 2018 were as follows:

(a)	For the six-month period ended June 30, 2019

(in millions of Won)	Beginning		Acquisitions	Business Combination	Disposals	Amortization	Impairment loss	Others(*2)	Ending
Goodwill	~~W~~	1,125,149	—	31,557	—	—	—	1,788	1,158,494
Intellectual property rights		2,399,525	73,446	—	(485)	(121,382)	—	23,273	2,374,377
Premium in rental(*1)		134,793	10,598	—	(8,259)	(85)	343	7,631	145,021
Development expense		99,163	1,620	—	—	(22,098)	—	13,394	92,079
Port facilities usage rights		305,081	—	—	—	(11,547)	—	1	293,535
Exploratation and evaluation assets		192,130	2,149	—	—	—	(4)	(560)	193,715
Customer relationships		421,773	—	—	—	(27,497)	—	3,339	397,615
Other intangible assets		493,211	51,786	117	(513)	(21,124)	(677)	(11,418)	511,382

	~~W~~	5,170,825	139,599	31,674	(9,257)	(203,733)	(338)	37,448	5,166,218

(*1)	Premium in rental includes memberships with indefinite useful lives.
(*2)

Represents assets transferred from construction-in-progress to intangible assets and assets transferred from property, plant and equipment, adjustments of foreign currency translation difference and others.

(b)	For the year ended December 31, 2018

(in millions of Won)	Beginning		Acquisitions	Disposals	Amortization	Impairment loss	Others(*3)	Ending
Goodwill	~~W~~	1,349,838	—	—	—	(223,709)	(980)	1,125,149
Intellectual property rights		2,449,193	334,667	(18,619)	(198,282)	(96,475)	(70,959)	2,399,525
Premium in rental(*1)		118,310	36,196	(15,675)	(330)	(4,218)	510	134,793
Development expense		80,218	4,248	(32)	(37,305)	(411)	52,445	99,163
Port facilities usage rights		309,373	—	—	(22,975)	—	18,683	305,081
Exploratation and evaluation assets		205,944	2,654	—	—	(3,339)	(13,129)	192,130
Customer relationships		466,945	—	—	(48,499)	—	3,327	421,773
Power generation permit(*2)		539,405	—	—	—	—	(539,405)	—
Other intangible assets		433,043	164,594	(1,644)	(49,190)	(8,844)	(44,748)	493,211

	~~W~~	5,952,269	542,359	(35,970)	(356,581)	(336,996)	(594,256)	5,170,825

(*1)	Premium in rental includes memberships with indefinite useful lives.
(*2)

During the year ended December 31, 2018, the Company disposed of a portion of shares of its subsidiary, POSPower Co., Ltd, which resulted in the Company’s loss of control, and derecognition of corresponding intangible assets.

(*3)

Represents assets transferred from construction-in-progress to intangible assets and assets transferred from property, plant and equipment, adjustments of foreign currency translation difference and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2019

(Unaudited)

14. Other Assets

Other assets as of June 30, 2019 and December 31, 2018 are as follows:

(in millions of Won)	June 30, 2019		December 31, 2018
Current
Advance payments	~~W~~	474,859	539,894
Prepaid expenses		178,899	123,770
Firm commitment asset		12,897	11,246
Emission rights(*1)		25,440	—
Others		10,818	9,554

	~~W~~	702,913	684,464

Non-current
Long-term advance payments	~~W~~	24,308	24,280
Long-term prepaid expenses		44,576	334,918
Others(*2)		248,692	149,566

	~~W~~	317,576	508,764

(*1)

The Company decided to sell emission rights, which determined to be restricted for use in the future period during the six-month period ended June 30, 2019, and recognized such emission rights as other assets at fair value measured as of June 30, 2019.

(*2)

As of June 30, 2019 and December 31, 2018, the Company recognized tax assets amounting to ~~W~~194,580 million and ~~W~~116,693 million based on the Company’s best estimate of the tax amounts to be refunded when the result of the Company’s appeal in connection with the additional income tax payment in prior years tax audits and claim for rectification are finalized.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2019

(Unaudited)

15. Borrowings

(a)	Short-term borrowings and current portion of long-term borrowings as of June 30, 2019 and December 31, 2018 are as follows:

(in millions of Won)	Lenders	Interest rate (%)	June 30, 2019		December 31, 2018
Short-term borrowings
Bank overdrafts	JP Morgan and others	0.6~9.1	~~W~~	172,496	294,364
Short-term borrowings	HSBC and others	0.3~10.4		6,361,517	7,193,416

				6,534,013	7,487,780

Current portion of long-term liabilities
Current portion of long-term borrowings	Export-Import Bank of Korea and others	0.8~8.5		1,320,504	1,234,915
Current portion of debentures	Korea Development Bank and others	2.0~6.3		1,104,062	1,568,108
Less: Current portion of discount on debentures issued				(446)	(1,184)

				2,424,120	2,801,839

			~~W~~	8,958,133	10,289,619

(b)	Long-term borrowings, excluding current portion as of June 30, 2019 and December 31, 2018 are as follows:

(in millions of Won)	Lenders	Interest rate (%)	June 30, 2019		December 31, 2018
Long-term borrowings	Export-Import Bank of Korea and others	0.2~8.8	~~W~~	4,280,580	4,499,199
Less: Present value discount				(27,762)	(30,526)
Debentures	Mirae Asset Daewoo Co., Ltd. and others	1.9~5.3		6,006,332	5,469,580
Less: Discount on debentures issued				(17,924)	(18,602)

			~~W~~	10,241,226	9,919,651

(c)	Assets pledged as collateral in regards to the borrowings as of June 30, 2019 are as follows:

(in millions of Won)	Lenders	Book value		Pledged amount
Cash and cash equivalents	Sinhan Bank and others	~~W~~	5,508	5,508
Property, plant and equipment and Investment property	Korea Development Bank and others		5,423,567	5,401,647
Trade accounts and notes receivable	Korea Development Bank and others		126,924	126,924
Inventories	Export-Import Bank of Korea and others		229,027	148,626
Financial instruments	Woori Bank and others		38,984	38,984

		~~W~~	5,824,010	5,721,689

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2019

(Unaudited)

16. Other Payables

Other payables as of June 30, 2019 and December 31, 2018 are as follows:

(in millions of Won)	June 30, 2019		December 31, 2018
Current
Accounts payable	~~W~~	777,283	783,562
Accrued expenses		720,104	720,773
Dividend payable		3,680	8,673
Lease liabilities(*1)		136,896	10,152
Withholdings		185,024	196,937

	~~W~~	1,822,987	1,720,097

Non-current
Accounts payable	~~W~~	2,894	1,624
Accrued expenses		3,524	19,021
Lease liabilities(*1)		559,886	84,602
Long-term withholdings		54,040	43,621

	~~W~~	620,344	148,868

(*1)	As of the end of the June 30, 2019, the Company recognized lease liabilities of ~~W~~601,345 million on initial application of K-IFRS No.1116 “Leases”.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2019

(Unaudited)

17. Other Financial Liabilities

Other financial liabilities as of June 30, 2019 and December 31, 2018 are as follows:

(in millions of Won)	June 30, 2019		December 31, 2018
Current
Derivative liabilities	~~W~~	43,608	27,328
Financial guarantee liabilities		48,292	50,472

	~~W~~	91,900	77,800

Non-current
Derivative liabilities	~~W~~	6,023	46,429
Financial guarantee liabilities		4,956	17,733

	~~W~~	10,979	64,162

18. Provisions

(a) Provisions as of June 30, 2019 and December 31, 2018 are as follows:

(in millions of Won)	June 30, 2019			December 31, 2018
	Current		Non-current	Current	Non-current
Provision for bonus payments	~~W~~	49,771	46,682	46,514	26,964
Provision for construction warranties		8,873	146,174	11,842	130,391
Provision for legal contingencies and claims(*1)		10,022	97,002	16,981	94,169
Provision for the restoration(*2)		7,609	90,699	9,379	79,789
Others(*3,4)		253,052	91,794	216,564	99,723

	~~W~~	329,327	472,351	301,280	431,036

(*1)

The Company recognized probable outflow of resources amounting to ~~W~~45,519 million and ~~W~~50,888 million as provisions in relation to lawsuits against the Company as of June 30, 2019 and December 31, 2018, respectively.

(*2)

Due to contamination of lands near the Company’s magnesium smelting plant located in Gangneung province and others, the Company recognized present values of estimated costs for recovery, ~~W~~26,210 million as provisions for restoration as of June 30, 2019. In order to determine the estimated costs, the Company has assumed that it would use all of technologies and materials available for now to recover the land. In addition, the Company has applied a discount rate of 1.75~1.84% to measure present value of these costs.

(*3)

As of June 30, 2019 and December 31, 2018, POSCO ENERGY CO., LTD., a subsidiary of the Company, recognized ~~W~~206,481 million and ~~W~~200,407 million of provisions for warranties, respectively, for the service contract on fuel cell based on its estimate of probable outflow of resources.

(*4)

As of June 30, 2019 and December 31, 2018, the amount includes a provision of ~~W~~17,595 million, for expected outflow of resources in connection with the performance guarantee for the Hwaseong-Dongtan complexes development project of POSCO ENGINEERING & CONSTRUCTION CO., LTD.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2019

(Unaudited)

(b)	Changes in provisions for the six-month period ended June 30, 2019 and the year ended December 31, 2018 were as follows:

1)	For the six-month period ended June 30, 2019

(in millions of Won)	Beginning		Increase	Utilization	Reversal	Others(*1)	Ending
Provision for bonus payments	~~W~~	73,478	35,389	(29,003)	(2,022)	18,611	96,453
Provision for construction warranties		142,233	26,137	(12,098)	(822)	(403)	155,047
Provision for legal contingencies and claims		111,150	4,051	(5,734)	(4,721)	2,278	107,024
Provision for the restoration		89,168	16,830	(9,610)	(261)	2,181	98,308
Others		316,287	74,963	(5,790)	(33,418)	(7,196)	344,846

	~~W~~	732,316	157,370	(62,235)	(41,244)	15,471	801,678

(*1)	Includes adjustments of foreign currency translation differences and others.

2)	For the year ended December 31, 2018

(in millions of Won)	Beginning		Increase	Utilization	Reversal	Others(*1)	Ending
Provision for bonus payments	~~W~~	49,171	88,879	(60,723)	(3,856)	7	73,478
Provision for construction warranties		118,036	56,560	(24,608)	(7,660)	(95)	142,233
Provision for legal contingencies and claims		36,764	84,242	(6,066)	(3,399)	(391)	111,150
Provision for the restoration		134,190	14,912	(9,212)	(47,682)	(3,040)	89,168
Others		249,957	328,879	(118,388)	(216,668)	72,507	316,287

	~~W~~	588,118	573,472	(218,997)	(279,265)	68,988	732,316

(*1)	Includes adjustments of foreign currency translation differences and others.

19. Employee Benefits

(a)	Defined contribution plans

The expenses related to post-employment benefit plans under defined contribution plans for the three-month and six-month periods ended June 30, 2019 and 2018 were as follows:

	For the three-month periods ended June 30			For the six-month periods ended June 30
(in millions of Won)	2019		2018	2019	2018
Expense related to post-employment benefit plans under defined contribution plans	~~W~~	11,530	10,076	24,058	20,585

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2019

(Unaudited)

(b)	Defined benefit plan

1)	The amounts recognized in relation to net defined benefit liabilities in the statements of financial position as of June 30, 2019 and December 31, 2018 are as follows:

(in millions of Won)	June 30, 2019		December 31, 2018
Present value of funded obligations	~~W~~	2,201,320	2,117,829
Fair value of plan assets(*1)		(1,977,193)	(1,997,717)
Present value of non-funded obligations		23,327	19,332

Net defined benefit liabilities	~~W~~	247,454	139,444

(*1)

As of December 31, 2018, the Company recognized net defined benefit assets amounting to ~~W~~1,489 million, since there are consolidated entities whose fair value of plan assets exceeded the present value of defined benefit obligations.

2)	Changes in present value of defined benefit obligations for the six-month period ended June 30, 2019 and the year ended December 31, 2018 were as follows:

(in millions of Won)	June 30, 2019		December 31, 2018
Defined benefit obligation at the beginning of period	~~W~~	2,137,161	1,843,135
Current service costs		114,990	212,323
Interest costs		25,991	54,950
Remeasurements		28,655	212,678
Benefits paid		(87,522)	(189,165)
Others		5,372	3,240

Defined benefit obligation at the end of period	~~W~~	2,224,647	2,137,161

3)	Changes in fair value of plan assets for the six-month period ended June 30, 2019 and the year ended December 31, 2018 were as follows:

(in millions of Won)	June 30, 2019		December 31, 2018
Fair value of plan assets at the beginning of period	~~W~~	1,997,717	1,714,166
Interest on plan assets		23,756	50,784
Remeasurement of plan assets		(2,541)	(19,761)
Contributions to plan assets		18,280	408,326
Benefits paid		(63,657)	(163,112)
Others		3,638	7,314

Fair value of plan assets at the end of period	~~W~~	1,977,193	1,997,717

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2019

(Unaudited)

4)	The amounts recognized in condensed consolidated interim statements of comprehensive income for the three-month and six-month periods ended June 30, 2019 and 2018 were as follows:

	For the three-month periods ended June 30			For the six-month periods ended June 30
(in millions of Won)	2019		2018	2019	2018
Current service costs	~~W~~	56,060	52,420	114,990	106,837
Net interest costs		1,138	1,368	2,235	1,785

	~~W~~	57,198	53,788	117,225	108,622

20. Other Liabilities

Other liabilities as of June 30, 2019 and December 31, 2018 are as follows:

(in millions of Won)	June 30, 2019		December 31, 2018
Current
Due to customers for contract work	~~W~~	720,536	709,180
Advances received		768,609	567,375
Unearned revenue		50,409	49,805
Withholdings		237,991	233,981
Firm commitment liability		18,835	24,373
Others		13,731	10,174

	~~W~~	1,810,111	1,594,888

Non-current
Unearned revenue	~~W~~	42,351	42,992
Others		49,395	84,369

	~~W~~	91,746	127,361

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2019

(Unaudited)

21. Financial Instruments

(a)	Classification and fair value of financial instruments

1)	The fair values of financial assets and financial liabilities by fair value hierarchy as of June 30, 2019 and December 31, 2018 are as follows

①	June 30, 2019

			Fair value
(in millions of Won)	Book value		Level 1	Level 2	Level 3	Total
Financial assets
Fair value through profit or loss
Derivative assets	~~W~~	89,941	—	89,941	—	89,941
Short-term financial instruments		5,346,275	—	5,346,275	—	5,346,275
Debt securities		28,441	—	—	28,441	28,441
Other securities		340,118	1,337	4,527	334,254	340,118
Other receivables		2,000	—	—	2,000	2,000
Derivative hedging instruments(*2)		12,630	—	12,630	—	12,630
Fair value through other comprehensive income
Equity securities		1,243,432	866,822	—	376,610	1,243,432
Debt securities		1,647	—	—	1,647	1,647
Financial assets measured at amortized cost(*1)
Cash and Cash Equivalents		2,553,246	—	—	—	—
Trade accounts and notes receivable		9,487,705	—	—	—	—
Other receivables		2,101,325	—	—	—	—
Debt securities		243,518	—	—	—	—
Deposit instruments		1,914,164	—	—	—	—

	~~W~~	23,364,442	868,159	5,453,373	742,952	7,064,484

Financial liabilities
Fair value through profit or loss
Derivative liabilities	~~W~~	40,666	—	40,666	—	40,666
Derivative hedging instruments(*2)		8,965	—	8,965	—	8,965
Financial liabilities measured at amortized cost(*1)
Trade accounts and notes payable		4,057,723	—	—	—	—
Borrowings		19,199,359	—	19,440,293	—	19,440,293
Financial guarantee liabilities		53,248	—	—	—	—
Others		2,383,233	—	—	—	—

	~~W~~	25,743,194	—	19,489,924	—	19,489,924

(*1)	Fair value of financial assets and liabilities measured at amortized cost except borrowings approximates carrying amounts.
(*2)

The Company applies hedge accounting which uses forward contracts as hedging instrument in order to hedge the risk of changes in fair value of product prices regarding firm commitments or purchase commitments. Also, the Company applies cash flow accounting which uses currency swap as hedging instrument in order to hedge the risk of changes in foreign currency which influences cash flow from borrowings.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2019

(Unaudited)

②	December 31, 2018

			Fair value
(in millions of Won)	Book value		Level 1	Level 2	Level 3	Total
Financial assets
Fair value through profit or loss
Derivative assets	~~W~~	16,662	—	16,662	—	16,662
Short-term financial instruments		6,099,303	—	6,099,303	—	6,099,303
Debt securities		27,229	—	—	27,229	27,229
Other securities		338,106	1,224	5,205	331,677	338,106
Other receivables		2,000	—	—	2,000	2,000
Derivative hedging instruments		32,421	—	32,421	—	32,421
Fair value through other comprehensive income
Equity securities		1,238,630	891,514	—	347,116	1,238,630
Debt securities		1,638	—	—	1,638	1,638
Financial assets measured at amortized cost(*1)
Cash and Cash Equivalents		2,643,865	—	—	—	—
Trade accounts and notes receivable		8,819,617	—	—	—	—
Other receivables		1,843,381	—	—	—	—
Debt securities		8,447	—	—	—	—
Deposir instruments		1,966,558	—	—	—	—

	~~W~~	23,037,857	892,738	6,153,591	709,660	7,755,989

Financial liabilities
Fair value through profit or loss
Derivative liabilities	~~W~~	60,047	—	60,047	—	60,047
Derivative hedging instruments		13,710	—	13,710	—	13,710
Financial liabilities measured at amortized cost(*1)
Trade accounts and notes payable		4,035,960	—	—	—	—
Borrowings		20,209,270	—	20,377,105	—	20,377,105
Financial guarantee liabilities		68,205	—	—	—	—
Others		1,803,353	—	—	—	—

	~~W~~	26,190,545	—	20,450,862	—	20,450,862

(*1)	Fair value of financial assets and liabilities measured at amortized cost except borrowings approximates carrying amounts.

2)	Finance income and costs by category of financial instrument for the six-month periods ended June 30, 2019 and 2018 were as follows:

①	For the six-month period ended June 30, 2019

(in millions of Won)	Finance income and costs
	Interest income (expense)		Gain and loss on valuation	Gain and loss on foreign currency	Gain and loss on disposal	Others	Total	Other comprehensive income(loss)
Financial assets at fair value through profit or loss	~~W~~	68,097	(1,372)	—	6,424	630	73,779	—
Derivatives assets		—	107,978	—	82,589	—	190,567	—
Financial assets at fair value through other comprehensive income		—	—	—	—	50,748	50,748	17,844
Financial assets measured at amortized cost		85,880	—	285,705	(19,240)	(215)	352,130	—
Derivatives liabilities		—	(2,845)	—	(111,034)	—	(113,879)	(100)
Financial liabilities measured at amortized cost		(391,204)	—	(284,351)	(2,431)	(9,008)	(686,994)	—

	~~W~~	(237,227)	103,761	1,354	(43,692)	42,155	(133,649)	17,744

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2019

(Unaudited)

②	For the six-month period ended June 30, 2018

(in millions of Won)	Finance income and costs
	Interest income (expense)		Gain and loss on valuation	Gain and loss on foreign currency	Gain and loss on disposal	Others	Total	Other comprehensive loss
Financial assets at fair value through profit or loss	~~W~~	69,234	(106)	—	5,416	2,865	77,409	—
Derivatives assets		—	65,506	—	97,237	—	162,743	—
Financial assets at fair value through other comprehensive income		—	—	—	—	41,371	41,371	(61,141)
Financial assets measured at amortized cost		87,721	—	349,027	(21,796)	(185)	414,767	—
Derivatives liabilities		—	(13,419)	—	(96,293)	—	(109,712)	(238)
Financial liabilities measured at amortized cost		(337,656)	—	(487,892)	—	2,286	(823,262)	—

	~~W~~	(180,701)	51,981	(138,865)	(15,436)	46,337	(236,684)	(61,379)

3)	Finance income and costs by category of financial instrument for the three-month periods ended June 30, 2019 and 2018 were as follows:

①	For the three-month period ended June 30, 2019

(in millions of Won)	Finance income and costs
	Interest income (expense)		Gain and loss on valuation	Gain and loss on foreign currency	Gain and loss on disposal	Others	Total	Other comprehensive income(loss)
Financial assets at fair value through profit or loss	~~W~~	33,024	(2,156)	—	5,704	32	36,604	—
Derivatives assets		—	59,954	—	49,999	—	109,953	—
Financial assets at fair value through other comprehensive income		—	—	—	—	19,838	19,838	23,383
Financial assets measured at amortized cost		45,426	—	134,303	(9,832)	(107)	169,790	—
Derivatives liabilities		—	1,396	—	(70,694)	—	(69,298)	(132)
Financial liabilities measured at amortized cost		(190,726)	—	(151,301)	(194)	(1,737)	(343,958)	—

	~~W~~	(112,276)	59,194	(16,998)	(25,017)	18,026	(77,071)	23,251

②	For the three-month period ended June 30, 2018

(in millions of Won)	Finance income and costs
	Interest income (expense)		Gain and loss on valuation	Gain and loss on foreign currency	Gain and loss on disposal	Others	Total	Other comprehensive loss
Financial assets at fair value through profit or loss	~~W~~	35,054	2,077	—	17	1,061	38,209	—
Derivatives assets		—	15,711	—	68,787	—	84,498	—
Financial assets at fair value through other comprehensive income		—	—	—	—	10,677	10,677	(16,385)
Financial assets measured at amortized cost		50,052	—	320,132	(10,941)	(92)	359,151	—
Derivatives liabilities		—	25,911	—	(48,567)	—	(22,656)	(80)
Financial liabilities measured at amortized cost		(175,796)	—	(470,360)	—	2,395	(643,761)	—

	~~W~~	(90,690)	43,699	(150,228)	9,296	14,041	(173,882)	(16,465)

(b)	Financial risk management

The Company is exposed to credit risk, liquidity risk and market risk arising from financial assets and liabilities. The Company’s financial risk management objectives and policies are consistent with those disclosed in the consolidated financial statements as of and for the year ended December 31, 2018.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2019

(Unaudited)

22. Share Capital and Capital Surplus

(a)	Share capital as of June 30, 2019 and December 31, 2018 are as follows:

(Share, in Won)	June 30, 2019		December 31, 2018
Authorized shares		200,000,000	200,000,000
Par value	~~W~~	5,000	5,000
Issued shares(*1)		87,186,835	87,186,835
Shared capital(*2)	~~W~~	482,403,125,000	482,403,125,000

(*1)	As of June 30, 2019, total number of ADRs of 34,955,408 outstanding in overseas stock market are equivalent to 8,738,852 shares of common stock.
(*2)	As of June 30, 2019, the difference between the ending balance and the par value of issued common stock is ~~W~~46,469 million due to retirement of 9,293,790 treasury stocks.

(b)	Capital surplus as of June 30, 2019 and December 31, 2018 are as follows:

(in millions of Won)	June 30, 2019		December 31, 2018
Share premium	~~W~~	463,825	463,825
Gain on disposal of treasury shares		796,623	784,047
Other capital surplus		114,490	162,679

	~~W~~	1,374,938	1,410,551

(c)

POSCO ENERGY CO., LTD., a subsidiary of the Company, issued redeemable convertible preferred shares which are classified as non-controlling interests in the consolidated financial statements. The details of redeemable convertible preferred shares as of June 30, 2019 are as follows:

(Share, in Won)	Redeemable Convertible Preferred Shares
Issue date	February 25, 2017

Number of shares issued	8,643,193 shares

Price per share	28,346

Voting rights	No voting rights for 3 years from issue date

Dividend rights	Comparative, Non-participanting
• Minimum dividend rate for 1~3 years : 3.98%
• Minimum dividend rate after 4 years : Comparative rate + Issuance spread + 2%

Details about Redemption	Issuer can demand redemption of all or part of redeemable convertible preferred shares every year after the issue date, for a period of 10 years from the issue date.

Details about Conversion	Stockholders of redeemable convertible preferred shares can convert them from 3 years after the issue date to the end of the redemption period (10 years).

Redeemable convertible preferred stocks are classified as equity because the issuer has a redemption right and can control the circumstances in which the entity can settle a variable quantity of equity instruments.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2019

(Unaudited)

23. Hybrid Bonds

(a)	Hybrid bonds classified as equity as of June 30, 2019 and December 31, 2018 are as follows:

(in millions of Won)	Date of issue	Date of maturity	(%)	June 30, 2019		December 31, 2018
Hybrid bond 1-2(*1)	2013-06-13	2043-06-13	4.60	~~W~~	200,000	200,000
Issuance cost					(616)	(616)

				~~W~~	199,384	199,384

(*1)	Details of issuance of hybrid bonds as of June 30, 2019 are as follows:

Hybrid bond 1-2
Maturity date	30 years (POSCO has a right to extend the maturity date)

Interest rate	Issue date ~ 2023-06-12 : 4.6%
Reset every 10 years as follows;
• After 10 years: return on government bond (10 years) + 1.4%
• After 10 years: additionally +0.25% according to Step-up clauses
• After 30 years: additionally +0.75%
Interest payments condition	Quarterly (Optional deferral of interest payment is available to POSCO)

Others	POSCO can call the hybrid bond at year 10 and interest payment date afterwards

The hybrid bond holders’ preference in the event of liquidation is higher than the common stockholders, but lower than other creditors. The interest accumulated but not paid on the hybrid bonds as of June 30, 2019 amounts to ~~W~~454 million.

(b)

POSCO ENERGY CO., LTD., a subsidiary of the Company, issued hybrid bonds which are classified as non-controlling interests in the consolidated financial statements. Hybrid bonds as of June 30, 2019 and December 31, 2018 are as follows:

(in millions of Won)	Date of issue	Date of maturity	Interest rate (%)	June 30, 2019		December 31, 2018
Hybrid bond 1-4(*1)	2013-08-29	2043-08-29	5.21	~~W~~	140,000	140,000
Issuance cost					(429)	(429)

				~~W~~	139,571	139,571

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2019

(Unaudited)

(*1)	Details of hybrid bonds of POSCO ENERGY CO., LTD. as of June 30, 2019 are as follows:

Hybrid bond 1-4
Maturity date	30 years (The issuer has a right to extend the maturity date)

Interest rate

Issue date ~ 2023-08-29 : 5.21%

Reset every 10 years as follows;

•    After 10 years: return on government bond (10 years) + 1.55%

•    After 10 years: additionally + 0.25% according to Step-up clauses

•    After 30 years: additionally +0.75%

Interest payments condition	Quarterly (Optional deferral of interest payment is available to the Company)

Others	The issuer can call the hybrid bond at year 10 and interest payment date afterwards

The hybrid bond holders’ preference in the event of liquidation is higher than the common stock holders, but lower than other creditors. The interest accumulated but not paid on the hybrid bonds as of June 30, 2019 amounts to ~~W~~639 million.

24. Reserves

Reserves as of June 30, 2019 and December 31, 2018 are as follows:

(in millions of Won)	June 30, 2019		December 31, 2018
Accumulated comprehensive loss of investments in associates and joint ventures	~~W~~	(645,292)	(670,435)
Changes in fair value of equity investments at fair value through other comprehensive income		(258,989)	(295,300)
Foreign currency translation differences		(190,299)	(417,817)
Gains or losses on valuation of derivatives		(448)	(352)
Others		(17,236)	(20,464)

	~~W~~	(1,112,264)	(1,404,368)

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2019

(Unaudited)

25. Treasury Shares

As of June 30, 2019, the Company holds 7,071,194 shares of treasury stock for price stabilization and others in accordance with the Board of Director’s resolution.

26. Revenue

(a)	Disaggregation of revenue

1)	Details of revenue disaggregated by types of revenue and timing of revenue recognition for the six-month periods ended June 30, 2019 and 2018 were as follows:

①	For the six-month period ended June 30, 2019

(in millions of Won)	Steel		Trading	Construction	Others	Total
Types of revenue
Revenue from sales of goods	~~W~~	15,919,961	10,936,991	—	341,736	27,198,688
Revenue from services		311,731	196,471	24,568	1,154,776	1,687,546
Revenue from construction contract		—	—	3,222,542	17,097	3,239,639
Others		22,938	68,902	3,452	114,408	209,700

	~~W~~	16,254,630	11,202,364	3,250,562	1,628,017	32,335,573

Timing of revenue recognition
Revenue recognized at a point in time	~~W~~	15,942,899	11,005,893	5,728	461,406	27,415,926
Revenue recognized over time		311,731	196,471	3,244,834	1,166,611	4,919,647

	~~W~~	16,254,630	11,202,364	3,250,562	1,628,017	32,335,573

②	For the six-month period ended June 30, 2018

(in millions of Won)	Steel		Trading	Construction	Others	Total
Types of revenue
Revenue from sales of goods	~~W~~	15,977,276	10,570,455	2,178	281,864	26,831,773
Revenue from services		282,155	312,228	37,843	1,093,961	1,726,187
Revenue from construction contract		—	—	3,121,562	24,969	3,146,531
Others		18,412	73,176	13,597	135,903	241,088

	~~W~~	16,27 7,843	10,955,859	3,175,180	1,536,697	31,945,579

Timing of revenue recognition
Revenue recognized at a point in time	~~W~~	15,995,688	10,643,631	15,775	422,708	27,077,802
Revenue recognized over time		282,155	312,228	3,159,405	1,113,989	4,867,777

	~~W~~	16,277,843	10,955,859	3,175,180	1,536,697	31,945,579

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2019

(Unaudited)

2)	Details of revenue disaggregated by types of revenue and timing of revenue recognition for the three-month periods ended June 30, 2019 and 2018 were as follows:

①	For the three-month period ended June 30, 2019

(in millions of Won)	Steel		Trading	Construction	Others	Total
Types of revenue
Revenue from sales of goods	~~W~~	8,019,477	5,529,989	—	181,518	13,730,984
Revenue from services		150,001	98,407	12,500	509,075	769,983
Revenue from construction contract		—	—	1,717,341	10,637	1,727,978
Others		13,336	36,087	2,079	40,888	92,390

	~~W~~	8,182,814	5,664,483	1,731,920	742,118	16,321,335

Timing of revenue recognition
Revenue recognized at a point in time	~~W~~	8,032,813	5,566,076	2,508	225,262	13,826,659
Revenue recognized over time		150,001	98,407	1,729,412	516,856	2,494,676

	~~W~~	8,182,814	5,664,483	1,731,920	742,118	16,321,335

②	For the three-month period ended June 30, 2018

(in millions of Won)	Steel		Trading	Construction	Others	Total
Types of revenue
Revenue from sales of goods	~~W~~	8,095,289	5,181,756	2,178	141,347	13,420,570
Revenue from services		137,200	180,069	12,024	525,601	854,894
Revenue from construction contract		—	—	1,670,414	9,042	1,679,456
Others		14,831	33,916	7,834	71,795	128,376

	~~W~~	8,247,320	5,395,741	1,692,450	747,785	16,083,296

Timing of revenue recognition
Revenue recognized at a point in time	~~W~~	8,110,120	5,215,672	10,012	215,704	13,551,508
Revenue recognized over time		137,200	180,069	1,682,438	532,081	2,531,788

	~~W~~	8,247,320	5,395,741	1,692,450	747,785	16,083,296

(b)	Details of contract assets and liabilities from contracts with customers as of June 30, 2019 and December 31, 2018 are as follows:

(in millions of Won)	June 30, 2019		December 31, 2018
Receivables
Account receivables	~~W~~	9,487,705	8,819,617
Contract assets
Due from customers for contract work		920,397	890,117
Contract liabilities
Advance received		767,748	592,125
Due to customers for contract work		720,536	709,180
Unearned revenue		92,353	91,872

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2019

(Unaudited)

27. Revenue – Contract Balances

(a)	Details of in-progress contracts as of June 30, 2019 and December 31, 2018 are as follows:

(in millions of Won)	June 30, 2019			December 31, 2018
	Construction segment		Others	Construction segment	Others
Accumulated cost	~~W~~	26,856,392	315,065	27,860,778	234,092
Accumulated contract profit		2,558,313	51,140	2,266,897	34,815
Accumulated contract loss		(1,076,338)	(16,250)	(792,496)	(12,042)
Accumulated contract revenue		28,338,367	349,955	29,335,179	256,865

(b)	Details of due from customers for contract work and due to customers for contract work as of June 30, 2019 and December 31, 2018 are as follows:

(in millions of Won)	June 30, 2019			December 31, 2018
	Construction segment		Others	Construction segment	Others
Due from customers for contract work	~~W~~	933,846	60,533	914,489	48,571
Due to customers for contract work		(692,137)	(28,399)	(676,990)	(32,190)

	~~W~~	241,709	32,134	237,499	16,381

(c)	Details of the provisions of construction loss as of June 30, 2019 and December 31, 2018 are as follows:

(in millions of Won)	June 30, 2019		December 31, 2018
Construction segment	~~W~~	35,244	31,067
Others		625	1,203

	~~W~~	35,869	32,270

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2019

(Unaudited)

(d)

Due to the factors causing the variation of costs for the six-month period ended June 30, 2019, the estimated total contract costs have changed. Details of changes in estimated total contract costs and the impact on profits or loss for the six-month period ended June 30, 2019 and future periods are as follows:

(in millions of Won)	Changes in estimated total contract costs		Changes in profit (loss) of contract
			Net income (loss)	Future income (loss)	Total
Construction segment	~~W~~	284,730	(84,532)	(16,424)	(100,956)
Others		6,787	5,519	693	6,212

	~~W~~	291,517	(79,013)	(15,731)	(94,744)

The effect on the current and future profit is estimated based on the circumstances that have occurred from the commencement date of the contracts as of June 30, 2019. The estimation is evaluated for the total contract cost and expected total contract revenue as of the end of the period. Also, it may change during future periods.

(e)	Uncertainty of estimates

1)	Total contract revenues

Total contract revenues are measured based on contractual amount initially agreed. However, the contract revenues can increase due to additional contract work, claims and incentive payments, or decrease due to penalty when the completion of contract is delayed due to the Company’s fault. Therefore, this measurement of contract revenues is affected by the uncertainty of the occurrence of future events.

2)	Total contract costs

Contract revenues are recognized based on the percentage of completion, which is measured on the basis of the gross cost amount incurred to date. Total contract costs are estimated based on estimates of future material costs, labor costs, outsourcing cost and others. There is uncertainty in estimates on future contract costs due to various internal and external factors such as fluctuation of market, the risk of business partner and the experience of project performance and others. The significant assumptions including uncertainty of the estimate of total contract costs are as follows:

Method of significant assumption
Material cost	Assumption based on recent purchasing price and quoted market price
Labor cost	Assumption based on standard monthly and daily labor cost
Outsourcing cost	Assumption based on the past experience rate of similar project and market price

Management reviews the assumptions used in estimated contract costs at each reporting period end and adjusts them, if necessary.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2019

(Unaudited)

28. Selling and Administrative Expenses

(a)	Other administrative expenses

Other administrative expenses for the three-month and six-month periods ended June 30, 2019 and 2018 were as follows:

(in millions of Won)	For the three-month periods ended June 30			For the six-month periods ended June 30
	2019		2018	2019	2018
Wages and salaries	~~W~~	197,241	190,601	405,863	407,539
Expenses related to post-employment benefits		18,202	16,356	40,070	37,158
Other employee benefits		43,344	48,276	89,121	96,087
Travel		11,514	10,827	21,181	20,094
Depreciation		31,294	27,423	65,620	51,603
Amortization		28,442	27,786	56,802	55,436
Communication		2,556	2,318	5,029	4,943
Electricity expenses		2,001	1,940	4,031	4,181
Taxes and public dues		18,971	23,933	31,856	38,997
Rental		9,219	15,935	20,677	34,380
Repairs		4,107	3,744	6,624	7,867
Entertainment		2,609	2,684	5,641	5,632
Advertising		24,059	29,439	41,965	59,800
Research & development		26,299	27,294	56,682	51,771
Service fees		36,066	40,046	87,588	79,258
Vehicles maintenance		1,919	2,239	4,247	4,182
Industry association fee		1,980	2,506	5,417	5,910
Conference		3,957	3,458	7,810	7,006
Increase to provisions		1,084	9,283	2,482	21,946
Others		11,673	11,164	23,914	21,553

	~~W~~	476,537	497,252	982,620	1,015,343

(b)	Selling expenses

Selling expenses for the three-month and six-month periods ended June 30, 2019 and 2018 were as follows:

(in millions of Won)	For the three-month periods ended June 30			For the six-month periods ended June 30
	2019		2018	2019	2018
Freight and custody expenses(*1)	~~W~~	40,176	42,506	87,537	84,350
Operating expenses for distribution center		2,657	2,634	5,251	5,178
Sales commissions		22,563	17,265	38,599	30,138
Sales advertising		370	482	604	1,043
Sales promotion		2,478	3,238	5,015	6,375
Sample		617	840	1,128	1,470
Sales insurance premium		7,916	9,178	15,925	19,180
Contract cost		7,439	4,919	16,079	4,995
Others		5,987	3,000	11,325	6,731

	~~W~~	90,203	84,062	181,463	159,460

(*1)

The Company identified the shipping services included in the contract with customers as a separate performance obligations, and as of December 31, 2018, expenses incurred for the delivery of shipping services had been reclassified from selling expenses to cost of sales. Meanwhile, in order to compare financial statements ended June 30, 2019 to ended June 30, 2018, the company reclassified ~~W~~598,816 million of expense of shipping service to cost of sales for the six-month period ended June 30, 2018. This reclassification does not affect the amount of net assets for the year ended December 31, 2018, and net income for the six-month period ended June 30, 2018.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2019

(Unaudited)

29. Finance Income and Costs

Details of finance income and costs for the three-month and six-month periods ended June 30, 2019 and 2018 were as follows:

(in millions of Won)	For the three-month periods ended June 30			For the six-month periods ended June 30
	2019		2018	2019	2018
Finance income
Interest income(*1)	~~W~~	78,450	85,106	153,977	156,955
Dividend income		19,870	11,738	51,378	44,236
Gain on foreign currency transactions		261,833	155,132	379,766	325,458
Gain on foreign currency translations		54,450	248,562	199,617	333,458
Gain on derivatives transactions		51,200	70,001	84,600	98,451
Gain on valuations of derivatives		59,795	55,556	146,869	114,981
Gain on disposals of financial assets at fair value through profit or loss		5,786	988	6,980	6,390
Gain on valuations of financial assets at fair value through profit or loss		231	3,739	1,447	4,267
Others		1,247	2,810	2,242	5,923

	~~W~~	532,862	633,632	1,026,876	1,090,119

Finance costs
Interest expenses	~~W~~	190,726	175,796	391,204	337,656
Loss on foreign currency transactions		210,009	198,872	315,298	324,892
Loss on foreign currency translations		123,272	355,050	262,731	472,889
Loss on derivatives transactions		71,895	49,781	113,045	97,507
Loss on valuation of derivatives		(1,555)	13,934	41,736	62,894
Loss on disposal of trade accounts and notes receivable		9,832	10,941	19,240	21,796
Loss on disposals of financial assets at fair value through profit or loss		83	971	557	974
Loss on valuations of financial assets at fair value through profit or loss		2,386	1,662	2,818	4,373
Others		3,284	507	13,896	3,822

	~~W~~	609,932	807,514	1,160,525	1,326,803

(*1)	Interest income calculated using the effective interest method for the six-month periods ended June 30, 2019 and 2018 were ~~W~~85,880 million and ~~W~~87,721 million, respectively.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2019

(Unaudited)

30. Other Non-Operating Income and Expenses

Details of other non-operating income and expenses for the three-month and six-month periods ended June 30, 2019 and 2018 were as follows:

(in millions of Won)	For the three-month periods ended June 30			For the six-month periods ended June 30
	2019		2018	2019	2018
Other non-operating income
Gain on disposals of assets held for sale	~~W~~	8,536	103	8,536	103
Gain on disposals of investments in subsidiaries, associates and joint ventures		1,385	44,399	15,821	44,399
Gain on disposals of property, plant and equipment		4,080	17,284	16,362	21,089
Gain on disposals of intangible assets		526	70,811	526	101,383
Gain on valuation of firm commitment		9,258	22,768	28,968	26,962
Gain on insurance proceeds		986	2,278	1,406	2,463
Gain on valuation of emission rights		25,440	—	25,440	—
Others(*1)		32,813	108,486	60,309	130,686

	~~W~~	83,024	266,129	157,368	327,085

Other non-operating expenses
Impairment loss on assets held for sale	~~W~~	(849)	46,896	3,346	46,896
Loss on disposals of investments in subsidiaries, associates and joint ventures		3,716	2,970	5,586	3,405
Loss on disposals of property, plant and equipment		25,099	46,862	37,396	59,072
Impairment losses on property, plant and equipment		81,314	648	149,659	18,870
Impairment losses on intangible assets		168	37	1,171	1,763
Loss on valuation of firm commitment		14,763	3,270	18,572	18,695
Idle tangible assets expenses		10,808	2,190	18,427	4,402
Increase to provisions		2,098	74,359	7,371	74,642
Donations		1,788	8,149	11,194	24,983
Others(*2)		27,774	166,296	51,147	193,837

	~~W~~	166,679	351,677	303,869	446,565

(*1)

During the six-month period ended June 30, 2018, the Company recognized ~~W~~41,137 million of tax refund without corporate tax due to the consequences of appeal to tax tribunal against tax investigation as non-operating income.

(*2)	During the six-month period ended June 30, 2018, the Company recognized ~~W~~161,772 million of additional taxes imposed about value added tax related to imported LNG as non-operating expense.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2019

(Unaudited)

31. Expenses by Nature

Expenses that are recorded by nature as cost of sales, selling and administrative expenses, impairment loss on other receivables and other non-operating expenses in the statements of comprehensive income for the three-month and six-month periods ended June 30, 2019 and 2018 were as follows (excluding finance costs and income tax expense):

(in millions of Won)	For the three-month periods ended June 30			For the six-month periods ended June 30
	2019		2018	2019	2018
Raw material used, changes in inventories and	~~W~~	9,577,372	9,418,496	19,256,695	18,679,280
Employee benefits expenses		870,497	830,316	1,746,165	1,765,280
Outsourced processing cost		1,992,121	1,855,777	3,762,751	3,483,406
Electricity expenses		329,161	232,293	548,963	463,422
Depreciation(*1)		758,349	723,262	1,523,108	1,436,644
Amortization		104,471	95,580	203,733	204,435
Freight and custody expenses		362,400	349,912	731,634	683,166
Sales commissions		22,563	17,265	38,599	30,138
Loss on disposal of property, plant and equipment		25,099	46,862	37,396	59,072
Impairment loss on property, plant and equipment		81,314	648	149,659	18,870
Impairment loss on intangible assets		167	37	1,171	1,763
Donations		1,789	8,149	11,194	24,983
Other expenses		1,306,568	1,615,281	2,374,283	2,815,542

	~~W~~	15,431,871	15,193,878	30,385,351	29,666,001

(*1)	Includes depreciation expense of investment property.

32. Income Taxes

The effective tax rates of the Company for the six-month periods ended June 30, 2019 and 2018 were 31.05% and 31.03%, respectively.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2019

(Unaudited)

33. Earnings per Share

Basic and diluted earnings per share for the three-month and six-month periods ended June 30, 2019 and 2018 were as follows:

(in Won except per share information)	For the three-month periods ended June 30			For the six-month periods ended June 30
	2019		2018	2019	2018
Profit attribute to controlling interest	~~W~~	612,285,873,955	545,018,257,951	1,353,539,066,362	1,538,534,272,921
Interests of hybrid bonds		(1,662,931,506)	(6,650,931,505)	(3,307,589,040)	(14,358,575,340)
Weighted-average number of common shares outstanding (*1)		80,115,641	80,000,630	80,111,845	80,000,147

Basic and diluted earnings per share	~~W~~	7,622	6,730	16,854	19,052

(*1)	The weighted-average number of common shares used to calculate basic and diluted earnings per share are as follows:

(Share)	For the three-month periods ended June 30		For the six-month periods ended June 30
	2019	2018	2019	2018
Total number of common shares issued	87,186,835	87,186,835	87,186,835	87,186,835
Weighted-average number of treasury shares	(7,071,194)	(7,186,205)	(7,074,990)	(7,186,688)

Weighted-average number of common shares outstanding	80,115,641	80,000,630	80,111,845	80,000,147

Since there were no potential shares of common stock which had dilutive effects as of June 30, 2019 and 2018, diluted earnings per share is equal to basic earnings per share.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2019

(Unaudited)

34. Related Party Transactions

(a)	Significant transactions between the controlling company and related companies for the six-month periods ended June 30, 2019 and 2018 were as follows:

1)	For the six-month period ended June 30, 2019

(in millions of Won)	Sales and others(* 1)			Purchase and others(* 2)
	Sales		Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
Subsidiaries(* 3)
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	~~W~~	3,608	11,089	—	139,349	21	5,233
POSCO COATED & COLOR STEEL Co., Ltd.		233,408	1,707	—	—	7,684	491
POSCO ICT(*4)		1,509	4,989	—	148,817	17,055	88,838
eNtoB Corporation		7	60	159,576	16,936	59	13,431
POSCO CHEMICAL CO., LTD (Formerly, POSCO CHEMTECH)		197,793	25,129	255,299	7,578	156,383	2,010
POSCO ENERGY CO., LTD.		106,602	624	—	—	—	62
POSCO INTERNATIONAL Corporation (Formerly, POSCO DAEWOO Corporation)		2,841,376	46,572	330,044	—	26,037	2,569
POSCO Thainox Public Company Limited		120,032	13,675	3,733	—	—	3
POSCO America Corporation		184,517	—	—	—	—	39
POSCO Canada Ltd.		340	604	151,892	—	—	—
POSCO Asia Co., Ltd.		861,771	585	248,431	—	987	2,796
Qingdao Pohang Stainless Steel Co., Ltd.		59,410	—	—	—	—	—
POSCO JAPAN Co., Ltd.		756,357	—	21,553	3,021	—	1,487
POSCO-VIETNAM Co., Ltd.		141,535	181	—	—	—	37
POSCO MEXICO S.A. DE C.V.		153,766	31	—	—	—	5
POSCO Maharashtra Steel Private Limited		333,608	187	—	—	—	256
POSCO (Suzhou) Automotive Processing Center Co., Ltd.		43,313	—	1,481	—	—	—
POSCO VST CO., LTD.		137,025	—	—	—	—	62
POSCO INTERNATIONAL SINGAPORE PTE LTD.		—	180	322,210	—	—	—
Others		425,315	14,560	81,055	10,572	133,582	60,791

		6,601,292	120,173	1,575,274	326,273	341,808	178,110

Associates and joint ventures(* 3)
POSCO PLANTEC Co., Ltd.		183	65	1,399	110,614	9,326	9,362
SNNC		2,747	3,380	244,626	—	—	10
POSCO-SAMSUNG-Slovakia Processing Center		31,764	—	—	—	—	—
Roy Hill Holdings Pty Ltd		—	—	482,848	—	—	—
Others		6,985	86,037	27,127	—	—	—

		41,679	89,482	756,000	110,614	9,326	9,372

	~~W~~	6,642,971	209,655	2,331,274	436,887	351,134	187,482

(*1)	Sales and others mainly consist of sales of steel products to subsidiaries, associates and joint ventures.
(*2)	Purchases and others mainly consist of subsidiaries’ purchases of construction services and purchases of raw materials to manufacture steel products.
(*3)	As of June 30, 2019, the Company provided guarantees to related parties (Note 35).
(*4)	Others (purchase) mainly consist of service fees related to maintenance and repair of ERP System.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2019

(Unaudited)

2) For the six-month period ended June 30, 2018

(in millions of Won)	Sales and others			Purchase and others
	Sales		Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	~~W~~	4,967	63	—	139,725	9	23,205
POSCO COATED & COLOR STEEL Co., Ltd.		227,199	2,724	—	—	4,218	664
POSCO ICT		1,319	7,475	—	137,368	16,173	95,168
eNtoB Corporation		5	60	175,914	8,347	58	12,292
POSCO CHEMICAL CO., LTD (Formerly, POSCO CHEMTECH)		200,582	23,081	259,624	15,978	155,550	601
POSCO ENERGY CO., LTD.		95,908	702	—	—	—	—
POSCO INTERNATIONAL Corporation (Formerly, POSCO DAEWOO Corporation)		2,892,020	38,859	343,617	—	29,378	675
POSCO Thainox Public Company Limited		140,624	5,249	5,452	—	—	—
POSCO America Corporation		135,136	—	—	—	—	947
POSCO Canada Ltd.		190	882	128,164	—	—	—
POSCO Asia Co., Ltd.		951,799	162	236,375	535	1,325	1,884
Qingdao Pohang Stainless Steel Co., Ltd.		87,177	7	—	—	—	5
POSCO JAPAN Co., Ltd.		693,432	6	11,717	1,709	—	1,493
POSCO-VIETNAM CO., Ltd.		163,916	21	—	—	—	8
POSCO MEXICO S.A. DE C.V.		146,389	37	—	—	—	—
POSCO Maharashtra Steel Private Limited		268,909	349	—	—	—	86
POSCO (Suzhou) Automotive Processing Center Co., Ltd.		112,256	—	—	—	—	5
POSCO VST CO., LTD.		150,076	—	—	—	—	—
POSCO INTERNATIONAL SINGAPORE PTE LTD.		—	43	100,242	—	—	—
Others		428,778	20,497	45,384	11,014	128,471	62,924

		6,700,682	100,217	1,306,489	314,676	335,182	199,957

Associates and joint ventures
POSCO PLANTEC Co., Ltd.		5,268	108	1,632	75,575	10,509	4,783
SNNC		2,467	602	243,010	—	—	5
POSCO-SAMSUNG-Slovakia Processing Center		28,513	—	—	—	—	—
Roy Hill Holdings Pty Ltd		—	—	408,815	—	—	—
Others		5,107	45,128	35,823	—	—	5

		41,355	45,838	689,280	75,575	10,509	4,793

	~~W~~	6,742,037	146,055	1,995,769	390,251	345,691	204,750

(b)	Significant transactions between the controlling company and related companies for the three-month periods ended June 30, 2019 and 2018 were as follows:

1)	For the three-month period ended June 30, 2019

(in millions of Won)	Sales and others			Purchase and others
	Sales		Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	~~W~~	2,198	16	—	72,852	—	2,519
POSCO COATED & COLOR STEEL Co., Ltd.		116,211	1	—	—	5,315	119
POSCO ICT		729	—	—	87,989	8,498	42,677
eNtoB Corporation		3	—	81,080	10,952	33	7,907
POSCO CHEMICAL CO., LTD (Formerly, POSCO CHEMTECH)		93,869	5,799	124,303	5,513	78,253	1,881
POSCO ENERGY CO., LTD.		49,714	310	—	—	—	42
POSCO INTERNATIONAL Corporation (Formerly, POSCO DAEWOO Corporation)		1,423,768	1	154,881	—	13,381	1,629
POSCO Thainox Public Company Limited		54,928	13,616	2,063	—	—	—
POSCO America Corporation		89,516	—	—	—	—	21
POSCO Canada Ltd.		340	529	75,279	—	—	—
POSCO Asia Co., Ltd.		445,133	498	100,397	—	429	2,235
Qingdao Pohang Stainless Steel Co., Ltd.		5,363	—	—	—	—	—
POSCO JAPAN Co., Ltd.		350,682	—	12,033	707	—	853
POSCO-VIETNAM Co., Ltd.		66,995	96	—	—	—	—
POSCO MEXICO S.A. DE C.V.		75,553	17	—	—	—	—
POSCO Maharashtra Steel Private Limited		142,945	92	—	—	—	256
POSCO (Suzhou) Automotive Processing Center Co., Ltd.		25,309	—	957	—	—	—
POSCO VST CO., LTD.		58,204	—	—	—	—	19
POSCO INTERNATIONAL SINGAPORE PTE LTD.		—	41	198,168	—	—	—
Others		204,728	3,439	25,317	4,790	66,424	34,354

		3,206,188	24,455	774,478	182,803	172,333	94,512

Associates and joint ventures
POSCO PLANTEC Co., Ltd.		67	5	648	59,868	4,411	6,651
SNNC		1,399	1,100	128,978	—	—	—
POSCO-SAMSUNG-Slovakia Processing Center		7,901	—	—	—	—	—
Roy Hill Holdings Pty Ltd		—	—	280,820	—	—	—
Others		2,993	74,784	13,962	—	—	—

		12,360	75,889	424,408	59,868	4,411	6,651

	~~W~~	3,218,548	100,344	1,198,886	242,671	176,744	101,163

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2019

(Unaudited)

2)	For the three-month period ended June 30, 2018

(in millions of Won)	Sales and others			Purchase and others
	Sales		Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	~~W~~	4,205	10	—	81,019	—	13,917
POSCO COATED & COLOR STEEL Co., Ltd.		116,447	164	—	—	2,626	475
POSCO ICT		671	1	—	66,547	8,086	46,321
eNtoB Corporation		4	—	90,057	5,001	13	6,479
POSCO CHEMICAL CO., LTD (Formerly, POSCO CHEMTECH)		102,349	5,406	127,033	10,291	78,268	453
POSCO ENERGY CO., LTD.		43,813	333	—	—	—	—
POSCO INTERNATIONAL Corporation (Formerly, POSCO DAEWOO Corporation)		1,429,416	7	155,339	—	15,483	353
POSCO Thainox Public Company Limited		74,649	5,249	2,255	—	—	—
POSCO America Corporation		71,770	—	—	—	—	61
POSCO Canada Ltd.		190	564	58,158	—	—	—
POSCO Asia Co., Ltd.		455,936	21	148,374	232	423	1,012
Qingdao Pohang Stainless Steel Co., Ltd.		43,146	—	—	—	—	—
POSCO JAPAN Co., Ltd.		343,676	6	5,743	984	—	499
POSCO-VIETNAM Co., Ltd.		75,630	8	—	—	—	—
POSCO MEXICO S.A. DE C.V.		81,299	20	—	—	—	—
POSCO Maharashtra Steel Private Limited		134,136	140	—	—	—	56
POSCO (Suzhou) Automotive Processing Center Co., Ltd.		45,102	—	—	—	—	—
POSCO VST CO., LTD.		77,396	—	—	—	—	—
POSCO INTERNATIONAL SINGAPORE PTE LTD.		—	34	63,389	—	—	—
Others		201,613	12,578	22,869	5,843	63,203	35,253

		3,301,448	24,541	673,217	169,917	168,102	104,879

Associates and joint ventures
POSCO PLANTEC Co., Ltd.		4,932	28	718	47,532	4,751	2,635
SNNC		1,259	180	109,397	—	—	—
POSCO-SAMSUNG-Slovakia Processing Center		10,275	—	—	—	—	—
Roy Hill Holdings Pty Ltd		—	—	217,358	—	—	—
Others		2,388	35,397	18,845	—	—	—

		18,854	35,605	346,318	47,532	4,751	2,635

	~~W~~	3,320,302	60,146	1,019,535	217,449	172,853	107,514

(c)	The related account balances of significant transactions between the controlling company and related companies as of June 30, 2019 and December 31, 2018 are as follows:

1)	June 30, 2019

(in millions of Won)	Receivables				Payables
	Trade accounts and notes receivable		Others	Total	Trade accounts and notes payable	Accounts payable	Others	Total
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	~~W~~	1	3,387	3,388	—	30,793	431	31,224
POSCO COATED & COLOR STEEL Co., Ltd.		55,363	190	55,553	—	5	2,878	2,883
POSCO ICT		—	111	111	1,117	65,547	41,116	107,780
eNtoB Corporation		—	—	—	7,022	36,011	—	43,033
POSCO CHEMICAL CO., LTD (Formerly, POSCO CHEMTECH)		61,753	3,858	65,611	17,126	52,799	18,134	88,059
POSCO ENERGY CO., LTD.		32,190	1,272	33,462	—	—	1,425	1,425
POSCO INTERNATIONAL Corporation (Formerly, POSCO DAEWOO Corporation)		561,369	27	561,396	2,089	2,089	4,942	9,120
POSCO Thainox Public Company Limited		66,865	290	67,155	—	—	—	—
POSCO America Corporation		18,228	—	18,228	—	—	—	—
POSCO Asia Co., Ltd.		475,451	1,314	476,765	7,957	10	—	7,967
Qingdao Pohang Stainless Steel Co., Ltd.		21,694	—	21,694	—	—	—	—
POSCO MEXICO S.A. DE C.V.		101,314	535	101,849	—	—	—	—
POSCO Maharashtra Steel Private Limited		327,848	1,419	329,267	—	—	—	—
Others(*1)		387,693	43,132	430,825	57,212	24,441	88,395	170,048

		2,109,769	55,535	2,165,304	92,523	211,695	157,321	461,539

Associates and joint ventures
POSCO PLANTEC Co., Ltd.		—	2	2	1,427	13,257	—	14,684
SNNC		534	214	748	14,994	—	—	14,994
Roy Hill Holdings Pty Ltd		—	—	—	27,159	—	—	27,159
Others		368	38,314	38,682	80	76	—	156

		902	38,530	39,432	43,660	13,333	—	56,993

	~~W~~	2,110,671	94,065	2,204,736	136,183	225,028	157,321	518,532

(*1)

During the year ended December 31, 2018, the Company made loans of ~~W~~2,950 million to Suncheon Eco Trans Co., Ltd., a subsidiary of the Company. As of June 30, 2019, corresponding amounts of those loans were recorded as allowance for doubtful accounts.

2)	December 31, 2018

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2019

(Unaudited)

(in millions of Won)	Receivables				Payables
	Trade accounts and notes receivable		Others	Total	Trade accounts and notes payable	Accounts payable	Others	Total
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	~~W~~	57	5,181	5,238	—	52,775	438	53,213
POSCO COATED & COLOR STEEL Co., Ltd.		55,598	317	55,915	—	25	1,194	1,219
POSCO ICT		—	229	229	1,572	112,960	8,717	123,249
eNtoB Corporation		—	—	—	10,860	22,072	11	32,943
POSCO CHEMICAL CO., LTD (Formerly, POSCO CHEMTECH)		40,258	3,883	44,141	19,911	58,725	19,012	97,648
POSCO ENERGY CO., LTD.		22,163	1,700	23,863	—	—	1,425	1,425
POSCO INTERNATIONAL Corporation (Formerly, POSCO DAEWOO Corporation)		437,554	1,056	438,610	161	1,881	5,304	7,346
POSCO Thainox Public Company Limited		71,189	—	71,189	467	71	—	538
POSCO America Corporation		14,338	—	14,338	—	221	—	221
POSCO Asia Co., Ltd.		480,205	1,047	481,252	7,839	—	—	7,839
Qingdao Pohang Stainless Steel Co., Ltd.		52,037	—	52,037	—	—	—	—
POSCO MEXICO S.A. DE C.V.		101,179	218	101,397	—	—	—	—
POSCO Maharashtra Steel Private Limited		390,413	1,428	391,841	—	—	—	—
Others		379,950	54,407	434,357	33,183	36,591	85,745	155,519

		2,044,941	69,466	2,114,407	73,993	285,321	121,846	481,160

Associates and joint ventures
POSCO PLANTEC Co., Ltd.		249	10	259	3,275	34,803	—	38,078
SNNC		541	61	602	22,188	—	—	22,188
Roy Hill Holdings Pty Ltd		—	—	—	22,997	—	—	22,997
Others		918	910	1,828	217	76	—	293

		1,708	981	2,689	48,677	34,879	—	83,556

	~~W~~	2,046,649	70,447	2,117,096	122,670	320,200	121,846	564,716

(d)	Significant transactions between the Company, excluding the controlling company, and related companies for the six-month periods ended June 30, 2019 and 2018 were as follows:

1)	For the six-month period ended June 30, 2019

(in millions of Won)	Sales and others			Purchase and others
	Sales		Others	Purchase of material	Others
Associates and joint ventures
POSCO PLANTEC Co., Ltd.	~~W~~	5,659	—	21	7,757
New Songdo International City Development, LLC		751	4,471	—	13
SNNC		44,025	—	18,961	31,156
Chuncheon Energy Co., Ltd.		1,145	—	—	—
Noeul Green Energy Co., Ltd.		3,361	—	—	1,217
USS-POSCO Industries		2	—	1,316	—
CSP - Compania Siderurgica do Pecem		84,598	7,419	220,542	10,586
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		16,545	—	22,155	—
LLP POSUK Titanium		—	—	272	—
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		3	—	1,808	—
POS-SEAHSTEELWIRE (TIANJIN) CO., Ltd		5,298	—	—	—
PT. Batutua Tembaga Raya		—	495	21,634	—
POSCO SeAH Steel Wire (Nantong) Co., Ltd.		13,751	—	173	—
Sebang Steel		—	—	4,862	—
DMSA/AMSA		—	—	30,613	—
South-East Asia Gas Pipeline Company Ltd.		27	9,387	—	—
POSCO MITSUBISHI CARBON TECHNOLOGY		44,649	16,369	2,620	1,120
POSPower Co., Ltd.		79,272	—	—	—
TK CHEMICAL CORPORATION		86,987	—	39,454	—
Others		103,425	38,024	11,650	9,046

	~~W~~	489,498	76,165	376,081	60,895

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2019

(Unaudited)

2)	For the six-month period ended June 30, 2018

(in millions of Won)	Sales and others			Purchase and others
	Sales		Others	Purchase of material	Others
Associates and joint ventures
POSCO PLANTEC Co., Ltd.	~~W~~	7,748	—	47	7,532
New Songdo International City Development, LLC		26,106	21,291	—	12
SNNC		37,972	—	4,770	16,826
Chuncheon Energy Co., Ltd.		20,349	—	—	—
Noeul Green Energy Co., Ltd.		3,121	—	—	—
VSC POSCO Steel Corporation		12,235	—	1,399	15
USS-POSCO Industries		—	—	1,172	—
CSP - Compania Siderurgica do Pecem		117,476	6,526	59,572	21,540
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		25,226	—	38,135	—
LLP POSUK Titanium		—	—	747	—
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		—	—	5,433	—
POS-SEAHSTEELWIRE (TIANJIN) CO., Ltd		7,212	—	—	—
PT. Batutua Tembaga Raya		—	—	5,119	—
POSCO SeAH Steel Wire (Nantong) Co., Ltd.		16,138	—	119	—
Sebang Steel		—	—	8,683	14
DMSA/AMSA		—	—	19,940	587
South-East Asia Gas Pipeline Company Ltd.		—	28,583	—	—
Others		143,016	28,622	8,029	27,165

	~~W~~	416,599	85,022	153,165	73,691

(e)	Significant transactions between the Company, excluding the controlling company, and related companies for the three-month periods ended June 30, 2019 and 2018 were as follows:

1)	For the three-month period ended June 30, 2019

(in millions of Won)	Sales and others			Purchase and others
	Sales		Others	Purchase of material	Others
Associates and joint ventures
POSCO PLANTEC Co., Ltd.	~~W~~	2,263	—	14	4,386
New Songdo International City Development, LLC		390	—	—	10
SNNC		26,013	—	13,918	10,532
Chuncheon Energy Co., Ltd.		135	—	—	—
Noeul Green Energy Co., Ltd.		1,699	—	—	630
USS-POSCO Industries		2	—	712	—
CSP - Compania Siderurgica do Pecem		62,328	5,352	100,154	10,201
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		7,800	—	11,361	—
LLP POSUK Titanium		—	—	—	—
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		3	—	956	—
POS-SEAHSTEELWIRE (TIANJIN) CO., Ltd		1,421	—	—	—
PT. Batutua Tembaga Raya		—	130	11,037	—
POSCO SeAH Steel Wire (Nantong) Co., Ltd.		5,658	—	93	—
Sebang Steel		—	—	4,159	—
DMSA/AMSA		—	—	13,858	—
South-East Asia Gas Pipeline Company Ltd.		22	4,582	—	—
POSCO MITSUBISHI CARBON TECHNOLOGY		20,034	—	1,280	407
POSPower Co., Ltd.		41,863	—	—	—
TK CHEMICAL CORPORATION		43,612	—	17,525	—
Others		55,486	23,357	6,087	2,207

	~~W~~	268,729	33,421	181,154	28,373

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2019

(Unaudited)

2)	For the three-month period ended June 30, 2018

(in millions of Won)	Sales and others			Purchase and others
	Sales		Others	Purchase of material	Others
Associates and joint ventures
POSCO PLANTEC Co., Ltd.	~~W~~	3,661	—	15	6,302
New Songdo International City Development, LLC		2,675	11,697	—	7
SNNC		14,882	—	268	11,957
Chuncheon Energy Co., Ltd.		74	—	—	—
Noeul Green Energy Co., Ltd.		1,622	—	—	—
VSC POSCO Steel Corporation		5,568	—	220	15
USS-POSCO Industries		—	—	656	—
CSP - Compania Siderurgica do Pecem		74,644	6,526	35,563	6,067
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		12,382	—	23,506	—
LLP POSUK Titanium		—	—	329	—
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		—	—	2,743	—
POS-SEAHSTEELWIRE (TIANJIN) CO., Ltd		4,038	—	—	—
PT. Batutua Tembaga Raya		—	—	2,928	—
POSCO SeAH Steel Wire (Nantong) Co., Ltd.		5,805	—	61	—
Sebang Steel		—	—	2,410	14
DMSA/AMSA		—	—	10,518	587
South-East Asia Gas Pipeline Company Ltd.		—	5,475	—	—
Others		81,280	20,970	4,797	25,432

	~~W~~	206,631	44,668	84,014	50,381

(f)	The related account balances of significant transactions between the Company, excluding the controlling company, and related companies as of June 30, 2019 and December 31, 2018 are as follows:

1)	June 30, 2019

(in millions of Won)	Receivables					Payables
	Trade accounts and notes receivable		Loans	Others	Total	Trade accounts and notes payable	Others	Total
Associates and joint ventures
POSCO PLANTEC Co., Ltd.	~~W~~	1,657	—	6	1,663	3,670	1,020	4,690
New Songdo International City Development, LLC		65,401	—	20,592	85,993	—	—	—
Chuncheon Energy Co., Ltd.		—	2,963	—	2,963	668	—	668
POSPower Co., Ltd.		23,676	—	—	23,676	—	115,836	115,836
Nickel Mining Company SAS		—	61,341	118	61,459	—	—	—
CSP - Compania Siderurgica do Pecem		319,823	—	2,224	322,047	13,909	—	13,909
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		9,092	—	—	9,092	3,242	—	3,242
PT. Batutua Tembaga Raya		—	35,735	12,385	48,120	—	—	—
POSCO SeAH Steel Wire (Nantong) Co., Ltd.		5,638	2,314	19	7,971	143	—	143
DMSA/AMSA		—	57,246	—	57,246	1,173	—	1,173
South-East Asia Gas Pipeline Company Ltd.		7	172,480	—	172,487	—	—	—
POSCO MITSUBISHI CARBON		6,874	—	—	6,874	883	—	883
TK CHEMICAL CORPORATION		33,001	—	—	33,001	1,329	—	1,329
Others		88,201	152,776	12,103	253,080	5,312	4,095	9,407

	~~W~~	553,370	484,855	47,447	1,085,672	30,329	120,951	151,280

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2019

(Unaudited)

2)	December 31, 2018

(in millions of Won)	Receivables					Payables
	Trade accounts and notes receivable		Loans	Others	Total	Trade accounts and notes payable	Others	Total
Associates and joint ventures
POSCO PLANTEC Co., Ltd.	~~W~~	3,593	—	6	3,599	6,160	217	6,377
New Songdo International City Development, LLC		233,157	—	—	233,157	—	—	—
Chuncheon Energy Co., Ltd.		—	—	—	—	—	1,758	1,758
POSPower Co., Ltd.		13,703	—	—	13,703	—	66,856	66,856
Nickel Mining Company SAS		—	59,664	118	59,782	—	—	—
CSP - Compania Siderurgica do Pecem		364,190	—	9,669	373,859	62,578	—	62,578
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		10,836	—	—	10,836	2,101	—	2,101
PT. Batutua Tembaga Raya		—	35,100	171	35,271	—	—	—
POSCO SeAH Steel Wire (Nantong) Co., Ltd.		6,274	3,354	27	9,655	66	—	66
DMSA/AMSA		—	64,297	—	64,297	—	—	—
South-East Asia Gas Pipeline Company Ltd.		—	191,107	—	191,107	—	—	—
Others		75,382	136,117	13,071	224,570	7,768	5,363	13,131

	~~W~~	707,135	489,639	23,062	1,219,836	78,673	74,194	152,867

(g)

Significant financial transactions between the Company, excluding the controlling company, and related companies for the six-month period ended June 30, 2019 and the year ended December 31, 2018 were as follows:

1)	June 30, 2019

(in millions of Won)	Beginning		Lend	Collect	Others(* 2)	Ending
Associates and joint ventures
UITrans LRT Co., Ltd.	~~W~~	5,695	2,706	—	—	8,401
DMSA/AMSA(*1)		64,297	7,367	—	(14,419)	57,245
South-East Asia Gas Pipeline Company Ltd.		191,107	—	(23,616)	4,990	172,481
PT. Batutua Tembaga Raya		35,100	—	—	635	35,735
PT. Tanggamus Electric Power		4,423	—	—	153	4,576
PT. Wampu Electric Power		5,330	—	—	184	5,514
PT. POSMI Steel Indonesia		2,236	—	—	78	2,314
Nickel Mining Company SAS		59,664	—	—	1,677	61,341
KRAKATAU POS-CHEM DONG-SUH CHEMICAL		6,709	—	—	232	6,941
POSCO SeAH Steel Wire (Nantong) Co., Ltd.		3,354	—	(1,118)	78	2,314
POS-SeaAH Steel Wire (Thailand) Co., Ltd.		6,709	—	—	232	6,941
AMCI (WA) PTY LTD		90,480	1,821	—	2,584	94,885
POS-AUSTEM YANTAI AUTOMOTIVE CO., LTD		5,590	—	—	194	5,784
POS-AUSTEM WUHAN AUTOMOTIVE CO., LTD		8,945	—	—	308	9,253
Hyo-chun Co., Ltd.(*3)		—	—	—	2,382	2,382
Chun-cheon Energy Co., Ltd.		—	2,964	—	—	2,964
POS-AUSTEM Suzhou Automotive Co., Ltd		—	5,727	—	57	5,784

	~~W~~	489,639	20,585	(24,734)	(635)	484,855

(*1)	During the six-month period ended June 30, 2019, loans amounting to ~~W~~16,370 million have been converted to shares of DMSA/AMSA, and its amount is included in others.
(*2)	Includes adjustments of foreign currency translation differences and others.
(*3)	During the six-month period ended June 30, 2019, it was newly classified to associates.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2019

(Unaudited)

2)	December 31, 2018

(in millions of Won)	Beginning		Lend	Collect	Others(* 2)	Ending
Associates and jointventures
New Songdo International City Development, LLC	~~W~~	282,775	150	(252,759)	(30,166)	—
Gale International Korea, LLC		2,000	8,500	(10,500)	—	—
UITrans LRT Co., Ltd.		—	5,695	—	—	5,695
DMSA/AMSA(*1)		69,713	9,965	(342)	(15,039)	64,297
South-East Asia Gas Pipeline Company Ltd.		229,880	—	(47,569)	8,796	191,107
PT. Batutua Tembaga Raya		29,048	4,678	—	1,374	35,100
PT. Tanggamus Electric Power		3,197	—	—	1,226	4,423
PT. Wampu Electric Power		5,107	—	—	223	5,330
PT. POSMI Steel Indonesia		4,286	—	(2,200)	150	2,236
Nickel Mining Company SAS		59,668	—	—	(4)	59,664
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		5,357	—	(5,357)	—	—
KRAKATAU POS-CHEM DONG-SUH CHEMICAL		6,428	—	—	281	6,709
POSCO SeAH Steel Wire (Nantong) Co., Ltd.		5,357	4,451	(6,454)	—	3,354
POS-SeAH Steel Wire (Thailand) Co., Ltd.		6,428	—	—	281	6,709
AMCI (WA) PTY LTD		92,061	3,795	—	(5,376)	90,480
POS-AUSTEM YANTAI AUTOMOTIVE CO., LTD		5,357	5,564	(5,357)	26	5,590
POS-AUSTEM WUHAN AUTOMOTIVE CO., LTD		8,571	8,902	(8,571)	43	8,945
SAMHWAN VINA CO., LTD		1,071	—	(1,071)	—	—

	~~W~~	816,304	51,700	(340,180)	(38,185)	489,639

(*1)	During the year ended December 31, 2018, loans amounting to ~~W~~17,559 million have been converted to shares of DMSA/AMSA, and its amount is included in others.
(*2)	Includes adjustments of foreign currency translation differences and others.

(h)	For the six-month periods ended June 30, 2019 and 2018, details of compensation to key management officers were as follows:

(in millions of Won)	June 30, 2019		June 30, 2018
Short-term benefits	~~W~~	56,769	56,861
Long-term benefits		7,249	6,530
Retirement benefits		10,389	12,155

	~~W~~	74,407	75,546

Key management officers include directors (including non-standing directors), executive officials and fellow officials who have significant influences and responsibilities in the Company’s business and operations.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2019

(Unaudited)

35. Commitments and Contingencies

(a)	Details of guarantees

Contingent liabilities on outstanding guarantees provided by the Company as of June 30, 2019 are as follows:

(in millions of Won)			Guarantee limit			Guarantee amount
Guarantor	Guarantee beneficiary	Financial institution	Foreign currency		Won equivalent	Foreign currency	Won equivalent
[The Company]
POSCO	POSCO Asia Co., Ltd.	BOC and others	USD	100,000,000	115,680	100,000,000	115,680
	POSCO ASSAN TST STEEL INDUSTRY	SMBC and others	USD	146,527,500	169,503	131,874,750	152,553
	POSCO COATED STEEL (THAILAND) CO., LTD.	The Great & CO Co., Ltd. (SPC)	THB	5,501,000,000	206,618	5,501,000,000	206,618
	POSCO Maharashtra Steel Private Limited	Export-Import Bank of Korea and others	USD	506,853,000	586,328	126,090,900	145,860
	POSCO MEXICO S.A. DE C.V.	BOA and others	USD	160,000,000	185,088	160,000,000	185,088
	POSCO SS VINA CO., LTD.	Export-Import Bank of Korea and others	USD	299,941,250	346,972	299,663,928	346,651
	POSCO-VIETNAM Co., Ltd.	SMBC and others	USD	156,000,000	180,461	156,000,000	180,461
	PT. KRAKATAU POSCO	Export-Import Bank of Korea and others	USD	1,350,300,000	1,562,027	1,018,862,376	1,178,620
POSCO INTERNATIONAL Corporation (Formerly, POSCO DAEWOO Corporation)	Daewoo Global Development. Pte., Ltd.	Export-Import Bank of Korea and others	USD	199,884,500	231,226	199,884,500	231,226
	POSCO INTERNATIONAL POWER (PNGLAE) LIMITED (Formerly, Daewoo Power PNG Ltd.)	Export-Import Bank of Korea	USD	44,200,000	51,131	44,200,000	51,131
	GOLDEN LACE POSCO INTERNATIONAL CO., LTD. (Formerly, GOLDEN LACE DAEWOO COMPANY LIMITED.)	Shinhan Bank and others	USD	11,000,000	12,725	10,000,000	11,568
	POSCO ASSAN TST STEEL INDUSTRY	ING and others	USD	14,652,750	16,950	14,652,750	16,950
	PT. Bio Inti Agrindo	Export-Import Bank of Korea and others	USD	135,000,000	156,168	134,087,946	155,113
		KEB Hana bank	IDR	150,000,000,000	12,270	150,000,000,000	12,270
	POSCO INTERNATIONAL INDIA PVT., LTD. (Formerly, POSCO Daewoo INDIA PVT., LTD.)	Standard Chartered	USD	32,000,000	37,018	—	—
	SPH Co., Ltd.	Shinyoung securities	KRW	10,000	10,000	—	—
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	POSCO E&C Vietnam Co., Ltd.	Export-Import Bank of Korea	USD	47,000,000	54,370	47,000,000	54,370
	POSCO Engineering and Construction India Private Limited	Woori bank and others	INR	104,000,000	1,742	61,000,000	1,022
	PT. POSCO E&C INDONESIA	POSCO Asia Co., Ltd.	USD	10,900,000	12,609	10,900,000	12,609
	Daewoo Global Development. Pte., Ltd	BNP Indonesia	USD	163,633,000	189,291	163,633,000	189,291
	HONG KONG POSCO E&C (CHINA) INVESTMENT Co., Ltd.	SAMSUNG SECURITIES CO., LTD and others	USD	148,000,000	171,206	146,500,000	169,471
	Songdo Posco family Housing	SMBC and others	KRW	10,000	10,000	—	—
POSCO ICT	PT. POSCO ICT INDONESIA	POSCO Asia Co., Ltd.	USD	1,500,000	1,735	1,500,000	1,735
POSCO CHEMICAL CO., LTD (Formerly, POSCO CHEMTECH)	PT. Krakatau Posco Chemtech Calcination	KEB Hana Bank	USD	15,200,000	17,583	15,200,000	17,583
POSCO COATED & COLOR STEEL Co., Ltd.	Myanmar POSCO C&C Company, Limited.	POSCO Asia Co., Ltd. and others	USD	13,986,947	16,180	13,986,947	16,180
POSCO ENERGY CO., LTD	PT. KRAKATAU POSCO ENERGY	Export-Import Bank of Korea and others	USD	193,900,000	224,304	113,149,791	130,892
POSCO Asia Co., Ltd.	POSCO ASSAN TST STEEL INDUSTRY	SMBC	USD	40,000,000	46,272	—	—
	POSCO America Corporation	SMBC	USD	70,000,000	80,976	70,000,000	80,976

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2019

(Unaudited)

POSCO O&M Co., LTD (Fornerly, POSMATE)	POSCO ICT	Seoul Guarantee Insurance Co., Ltd.	KRW	67	67	67	67
	POSCO	Seoul Guarantee Insurance Co., Ltd.	KRW	30	30	30	30
[Associates and joint ventures]
POSCO	CSP - Compania Siderurgica do Pecem	Export-Import Bank of Korea and others	USD	420,000,000	485,856	374,990,595	433,789
		BNDES	BRL	464,060,000	140,550	464,060,000	140,550
	LLP POSUK Titanium	SMBC	USD	15,000,000	17,352	15,000,000	17,352
	Nickel Mining Company SAS	SMBC	EUR	46,000,000	60,495	46,000,000	60,495
POSCO INTERNATIONAL Corporation (Formerly, POSCO DAEWOO Corporation)	GLOBAL KOMSCO Daewoo LLC	KEB Hana Bank	USD	8,225,000	9,515	8,225,000	9,515
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	New Songdo International City Development, LLC	Others	KRW	440,000	440,000	436,000	436,000
	UITrans LRT Co., Ltd.	Kookmin Bank and others	KRW	20,740	20,740	6,004	6,004
	Chuncheon Energy Co., Ltd.	Kookmin Bank and others	KRW	12,430	12,430	2,963	2,963
	Pohang E&E Co., Ltd.	Heungkuk Life Insurance Co., Ltd.	KRW	6,500	6,500	—	—
	Incheon-Gimpo Expressway Co, Ltd.	Kookmin Bank and others	KRW	28,940	28,940	—	—
	JB CLARK HILLS	KOREA INVESTMENT&SECURITIES Co., Ltd.	KRW	40,000	40,000	30,000	30,000
POSCO ICT	Incheon-Gimpo Expressway Co, Ltd.	KDB Bank	KRW	100,000	100,000	100,000	100,000
	UITrans LRT Co., Ltd.	Kookmin Bank	KRW	76,000	76,000	76,000	76,000
	Hyochun Co., Ltd.	Kyobo Securities	KRW	39,575	39,575	39,575	39,575
POSCO CHEMICAL CO., LTD (Formerly, POSCO CHEMTECH)	KRAKATAU POS-CHEM DONG-SUH CHEMICAL	KEB Hana Bank	USD	1,140,000	1,319	601,667	696
POSCO(Suzhou) Automotive Processing Center Co., Ltd.	POS-InfraAuto (Suzhou) Co., Ltd	KDB Bank and others	USD	780,000	902	780,000	902
[Others]
POSCO INTERNATIONAL Corporation (Formerly, POSCO DAEWOO Corporation)	Ambatovy Project Investments Ltd. and others	Export-Import Bank of Korea	USD	21,818,182	25,239	3,883,021	4,492
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	Ecocity CO., LTD and others	Others	KRW	1,675,266	1,675,266	755,926	755,926
POSCO ICT	BLT Enterprise and others	KEB Hana Bank and others	KRW	1,214,912	1,214,912	1,193,635	1,193,635
POSCO AUSTRALIA PTY LTD	Department of Trade and Investment (NSW Government)	Woori Bank and others	AUD	26,522,723	21,491	26,522,723	21,491
POSCO O&M Co., LTD (Fornerly, POSMATE)	Korea Electric Power Corporation and others	Seoul Guarantee Insurance Co., Ltd.	KRW	1,527	1,527	1,527	1,527

			USD	4,327,442,129	5,005,986	3,380,667,171	3,910,754
			INR	104,000,000	1,742	61,000,000	1,022
			IDR	150,000,000,000	12,270	150,000,000,000	12,270
			THB	5,501,000,000	206,618	5,501,000,000	206,618
			KRW	3,675,987	3,675,987	2,641,727	2,641,727
			BRL	464,060,000	140,550	464,060,000	140,550
			EUR	46,000,000	60,495	46,000,000	60,495
			AUD	26,522,723	21,491	26,522,723	21,491

			USD	4,327,442,129	5,005,986	3,380,667,171	3,910,754
			INR	104,000,000	1,742	61,000,000	1,022
			IDR	150,000,000,000	12,270	150,000,000,000	12,270
			THB	5,501,000,000	206,618	5,501,000,000	206,618
			KRW	3,675,987	3,675,987	2,641,727	2,641,727
			BRL	464,060,000	140,550	464,060,000	140,550
			EUR	46,000,000	60,495	46,000,000	60,495
			AUD	26,522,723	21,491	26,522,723	21,491

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2019

(Unaudited)

(b)	POSCO ENGINEERING & CONSTRUCTION CO., LTD. has provided the completion guarantees for Samsung C&T Corporation amounting to ~~W~~215,145 million as of June 30, 2019.

(c)	Other commitments

Details of other commitments of the Company as of June 30, 2019 are as follows:

Company	Description
POSCO	POSCO entered into long-term contracts to purchase iron ore, coal, nickel and others. The contracts of iron ore and coal generally have terms of more than three years and the contracts of nickel have terms of more than one year. These contracts provide for periodic price adjustments based on the market price. As of June 30, 2019, 79 million tons of iron ore and 13 million tons of coal remained to be purchased under such long-term contracts.

POSCO entered into an agreement with Tangguh Liquefied Natural Gas (LNG) Consortium in Indonesia to purchase 550 thousand tons of LNG annually for 20 years commencing in August 2005. The purchase price is subject to change, based on changes of the monthly standard oil price (JCC) and with a price ceiling.

The Company has a long-term service contract for the transportation of raw material. As of June 30, 2019, there are 39 vessels under contract, and the average remaining contract period is about 10 years.

As of June 30, 2019, POSCO entered into a commitment with KOREA ENERGY AGENCY for long-term foreign currency borrowings, which are limited up to the amount of USD 4.12 million. The borrowing is related to the exploration of gas hydrates in Western Fergana-Chinabad. The repayment of the borrowings depends on the success of the projects. POSCO is not liable for the repayment of full or part of the amount borrowed if the respective projects fail. POSCO has agreed to pay a certain portion of its profits under certain conditions, as defined by the borrowing agreements. As of June 30, 2019, the ending balance of the borrowing amounts to USD 1.02 million.

POSCO has provided a supplemental funding agreement, as the largest shareholder, as requested from the creditors, including Norddeutsche Landesbank, for seamless funding to POSCO ENERGY Co., Ltd., a subsidiary of the Company, under construction of new power plant.

POSCO provides a supplementary fund of up to W9.8 billion to the Company’s subsidiary, Busan E&E Co., Ltd., a subsidiary of the Company, at the request of creditors such as the Korea Development Bank.

POSCO has provided a supplemental funding agreement, as requested from the creditors, to push forward Suncheon Bay PRT Business of Suncheon Eco Trans Co., Ltd., subsidiary of the Company. On November 2018, creditors sued the company for subrogation based on a supplemental funding agreement. POSCO recognized the provision based on the estimate of the amount and the possibility of any outflows of resources due to the litigation

POSCO ENGINEERING & CONSTRUCTION CO., LTD.	As of June 30, 2019, POSCO ENGINEERING & CONSTRUCTION CO., LTD. has foreign currency guarantee of up to USD 2,417 million and uses USD 716 million with Woori Bank and others.

The Company is responsible for 3 projects, including the development of ParkOne in Yeouido-dong. As of June 30, 2019, the outstanding amount of loans related to the responsible payment arrangement is ~~W~~2,258.6 billion. If the responsibility is not fulfilled, there are duties such as dept acquisition and liability leases.

POSCO INTERNATIONAL Corporation (Formerly, POSCO DAEWOO Corporation)	The company operates a ship-to-ship business in which the ship’s owner is elected to the ship’s owner. The shipper has entered into a ship purchase agreement with the shipper, which obliges the shipper to pay the agreed amount at the end of the term of the vessel’s contract with the shipper and to take over the ownership of the vessel from the shipper. In the event that the shipper fails to fulfill its obligation to purchase the vessel, such as payment of the proceeds from the acquisition of the vessel, it is obliged to take over the ship by transferring the ship’s contractual obligations and rights. As of June 30, 2019, the amount of the ship purchase agreement signed is USD 208 million.

POSCO ICT	As of June 30, 2019, in relation to contract enforcement, POSCO ICT was provided with ~~W~~110,670 million, ~~W~~5,434 million and ~~W~~305 million guaranties from Korea Software Financial Cooperative, Seoul Guarantee Insurance and Engineering Guarantee Insurance, respectively.

The Company is responsible for 18 projects, including the construction of Bundang Center. As of June 30, 2019, the outstanding amount of loans related to the responsible payment arrangement is ~~W~~8,999 billion. If the responsiblility is not fulfilled, there are duties such as compensation for principal and interest.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2019

(Unaudited)

(d)	Litigation in progress

In March 2019, regarding the Songdo International City Development Project in Incheon, NSC Investment and TGC (the “applicant”) of POSCO ENGINEERING & CONSTRUCTION CO., LTD. (the “applicant” or “POSCO E&C”) have applied to the International Chamber of Commerce of Singapore, and to the “ICC” for the fact that POSCO E&C’s joint contract violation (approximately USD 2 billion) has applied for mediated. In addition, the applicant filed a confirmation suit with the New York Southern District Court in March 2019 against the fact that all claims listed in the above arbitration application must be settled by ICC arbitration. The claimants are seeking damages allegedly resulting from POSCO E&C’s purported wrongful seizure. As of June 30, 2019, the Company believes that the applicant’s claims are not legally valid and that the present obligation for the above arbitration event does not exist and therefore did not recognize a provision.

The Company is involved in 351 lawsuits, including claim for employee right aggregating to ~~W~~894.6 billion as defendant as of June 30, 2019, which arise from ordinary course of business. The Company has recognized provisions amounting to ~~W~~45.5 billion for 101 lawsuits based on its reliable estimate of outflow of resources. However, the Company has not recognized any provisions for other lawsuits and claims since the Company believes that it does not have a present obligation as of June 30, 2019.

(e)	Other contingencies

Company	Description
POSCO	POSCO has provided 3 blank checks to Korea Energy Agency as collateral for long-term foreign currency borrowings.

POSCO INTERNATIONAL Corporation (Formerly, POSCO DAEWOO Corporation)	As of June 30, 2019, POSCO INTERNATIONAL Corporation (Formerly, POSCO DAEWOO Corporationn) has provided 33 blank promissory notes and 21 blank checks to Korea Energy Agency and others as collateral for the guarantee on performance for contracts and others.

POSCO ENGINEERING & CONSTRUCTION Co., LTD.	As of June 30, 2019, POSCO ENGINEERING & CONSTRUCTION CO., LTD. has provided 26 blank checks and 4 blank promissory notes as collateral for agreements and outstanding loans, and has provided joint guarantee of ~~W~~9,364,333 million for guarantee that partners had issued from Korea Housing & Urban Guarantee Corporation and others.

POSCO ICT	As of June 30, 2019, POSCO ICT has provided 2 blank promissory notes and 6 blank checks to financial institutions as collateral for the guarantee on performance for contracts and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2019

(Unaudited)

36. Cash Flows from Operating Activities

Changes in operating assets and liabilities for the six-month periods ended June 30, 2019 and 2018 were as follows:

(in millions of Won)	June 30, 2019		June 30, 2018
Trade accounts and notes receivable	~~W~~	(310,248)	(847,222)
Other receivables		(197,582)	(155,196)
Inventories		(64,238)	(586,794)
Other current assets		82,503	4,050
Other non-current assets		(64,191)	(22,130)
Trade accounts and notes payable		(116,517)	1,190
Other payables		(50,573)	25,845
Other current liabilities		292,868	11,093
Provisions		(81,657)	(40,828)
Payments of severance benefits		(87,522)	(131,628)
Plan assets		45,377	24,879
Other non-current liabilities		(1,948)	22,725

	~~W~~	(553,728)	(1,694,016)

37. Operating Segments

The Company’s operating businesses are organized based on the nature of markets and customers. The Company has four reportable operating segments - steel, construction, trading and others. The steel segment includes production of steel products and revenue of such products. The construction segment includes planning, designing and construction of industrial plants, civil engineering projects and commercial and residential buildings, both in Korea and overseas. The trading segment consists of exporting and importing a wide range of steel products and raw materials that are both obtained from and supplied to POSCO, as well as between other suppliers and purchasers in Korea and overseas. Other segments include power generation, network and system integration and logistics. The policies of classification and measurement on operating segments were the same as those that applied to the consolidated financial statements as of and for the year ended December 31, 2018.

Segment assets, liabilities and profit (loss) are generally measured based on separate financial statements in accordance with K-IFRS of the subsidiaries that constitute reportable operating segments.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2019

(Unaudited)

(a)	Information about reportable segments for the six-month periods ended June 30, 2019 and 2018 were as follows:

1)	For the six-month period ended June 30, 2019

(in millions of Won)	Steel		Trading	Construction	Others	Total
External revenues	~~W~~	16,254,629	11,202,364	3,250,562	1,628,018	32,335,573
Internal revenues		8,810,998	8,118,637	271,167	1,313,099	18,513,901
Inter segment revenue		6,083,008	4,353,673	238,116	1,248,146	11,922,943
Total revenues		25,065,627	19,321,001	3,521,729	2,941,117	50,849,474
Segment profits		1,154,554	162,877	33,084	167,428	1,517,943

2)	For the six-month period ended June 30, 2018

(in millions of Won)	Steel		Trading	Construction	Others	Total
External revenues	~~W~~	16,277,843	10,955,859	3,175,180	1,536,697	31,945,579
Internal revenues		8,954,160	7,872,995	241,143	1,312,133	18,380,431
Inter segment revenue		6,221,529	4,372,067	209,243	1,256,868	12,059,707
Total revenues		25,232,003	18,828,854	3,416,323	2,848,830	50,326,010
Segment profits		1,501,199	97,043	102,082	84,405	1,784,729

(b)	Reconciliations of total segment profit or loss, to their respective consolidated financial statement line items for the six-month periods ended June 30, 2019 and 2018 were as follows:

(in millions of Won)	June 30, 2019		June 30, 2018
Total profit for reportable segments	~~W~~	1,517,943	1,784,729
Corporate fair value adjustments		(40,729)	(41,759)
Elimination of inter-segment profits		(17,351)	(79,090)
Income tax expense		657,559	748,564

Profit before income tax expense	~~W~~	2,117,422	2,412,444

38. Events after the Reporting Period

(a)	Pursuant to the resolution of the Board of Directors on July 29, 2019, the Company decided to pay interim cash dividends of ~~W~~2,000 per common share (total dividend: ~~W~~160.2 billion).

(b)

On July 17, 2019, the Company issued unguaranteed bond 309-1, 309-2 and 309-3 with issue price of ~~W~~200,000 million, ~~W~~130,000 million and ~~W~~170,000 million, respectively. Maturity of the bonds is July 17, 2022 and July 17, 2024 and July 17, 2026, respectively. Also, the Company issued a non-guaranteed senior dollar bond with issue price of USD 500 million on July 15, 2019. Maturity of the bond is July 15, 2024.

POSCO

Condensed Separate Interim Financial Statements

(Unaudited)

June 30, 2019

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

The Board of Directors and Shareholders

POSCO:

Reviewed financial statements

We have reviewed the accompanying condensed separate interim financial statements of POSCO (the “Company”), which comprise the condensed separate interim statement of financial position as of June 30, 2019, the condensed separate interim statements of comprehensive income for the three-month and six-month periods ended June 30, 2019 and 2018, the condensed separate interim statements of changes in equity and cash flows for the six-month periods ended June 30, 2019 and 2018, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s responsibility

Management is responsible for the preparation and fair presentation of these condensed separate interim financial statements in accordance with Korean International Financial Reporting Standard (“K-IFRS”) No. 1034 “Interim Financial Reporting”. The Company’s management is also responsible for the internal controls determined necessary to prepare condensed separate interim financial statements free of material misstatements due to error or fraud.

Auditor’s review responsibility

Our responsibility is to issue a report on the condensed separate interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial statements consists of making inquiries primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying condensed separate interim financial statements referred to above are not prepared, in all material respects, in accordance with K-IFRS No. 1034 “Interim Financial Reporting”.

Other matters

The procedures and practices utilized in the Republic of Korea to review such condensed separate interim financial statements may differ from those generally accepted and applied in other countries.

The separate statement of financial position of the Company as of December 31, 2018, and the related separate statements of comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by us in accordance with Korean Standards on Auditing and our report thereon, dated March 7, 2019, expressed an unqualified opinion. The accompanying condensed separate statement of financial position of the Company as of December 31, 2018, presented for comparative purposes, is consistent, in all material respect, with the audited separate financial statements from which it has been derived.

Seoul, Korea

August 14, 2019

This report is effective as of August 14, 2019, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed separate interim financial statements. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

2

POSCO

Condensed Separate Interim Statements of Financial Position

As of June 30, 2019 and December 31, 2018

(Unaudited)

(in millions of Won)	Notes	June 30, 2019		December 31, 2018
Assets

Cash and cash equivalents	20	~~W~~	556,441	259,219
Trade accounts and notes receivable, net	4,14,20,25,32		4,280,539	3,968,372
Other receivables, net	5,20,32		295,752	206,432
Other short-term financial assets	6,20		6,553,316	7,025,143
Inventories	7,29		5,384,738	5,288,009
Assets held for sale	8		455,111	25,683
Other current assets	13		73,461	23,542

Total current assets			17,599,358	16,796,400

Long-term trade accounts and notes receivable, net	4,20		7,210	7,673
Other receivables, net	5,20		56,953	57,767
Other long-term financial assets	6,20		1,268,866	1,176,757
Investments in subsidiaries, associates and joint ventures	9		15,477,397	15,121,339
Investment property, net	10		156,642	108,215
Property, plant and equipment, net	11		19,321,085	20,154,334
Intangible assets, net	12		665,898	645,222
Other non-current assets	13		84,169	58,273

Total non-current assets			37,038,220	37,329,580

Total assets		~~W~~	54,637,578	54,125,980

See accompanying notes to the condensed separate interim financial statements.

3

POSCO

Condensed Separate Interim Statements of Financial Position, Continued

As of June 30, 2019 and December 31, 2018

(Unaudited)

(in millions of Won)	Notes	June 30, 2019		December 31, 2018
Liabilities
Trade accounts and notes payable	20,32	~~W~~	1,072,946	1,106,226
Short-term borrowings and current installments of long-term borrowings	4,14,20		462,342	826,862
Other payables	15,20,32		957,797	1,072,733
Other short-term financial liabilities	16,20		8,997	12,638
Current income tax liabilities			497,781	803,543
Liabilities directly related to assets held for sale	8		29,221	—
Provisions	17		16,873	19,165
Other current liabilities	19,25		59,748	54,806

Total current liabilities			3,105,705	3,895,973

Long-term borrowings, excluding current installments	14,20		3,528,382	3,444,108
Other payables	15,20		217,782	144,343
Other long-term financial liabilities	16,20		39,922	79,936
Defined benefit liabilities, net	18		40,595	863
Deferred tax liabilities			1,206,870	1,179,672
Long-term provisions	17,33		95,319	93,719
Other non-current liabilities	19,25		9,946	15,264

Total non-current liabilities			5,138,816	4,957,905

Total liabilities			8,244,521	8,853,878

Equity
Share capital	21		482,403	482,403
Capital surplus	21,35		1,575,841	1,154,775
Hybrid bonds	22		199,384	199,384
Reserves	23		(175,599)	(207,191)
Treasury shares	24		(1,508,303)	(1,532,728)
Retained earnings			45,819,331	45,175,459

Total equity			46,393,057	45,272,102

Total liabilities and equity		~~W~~	54,637,578	54,125,980

See accompanying notes to the condensed separate interim financial statements.

4

POSCO

Condensed Separate Interim Statements of Comprehensive Income

For the three-month and six-month periods ended June 30, 2019 and 2018

(Unaudited)

(in millions of Won, except per share informations)		For the three-month periods ended June 30			For the six-month periods ended June 30
	Notes	2019		2018	2019	2018
Revenue	25,32	~~W~~	7,475,854	7,704,845	15,292,325	15,465,735
Cost of sales	7,29,32		(6,484,077)	(6,607,625)	(13,211,583)	(13,077,128)

Gross profit			991,777	1,097,220	2,080,742	2,388,607
Selling and administrative expenses	29,32
Reversal of (impairment loss) on trade accounts and notes receivable			26	(121)	4,636	(1,946)
Other administrative expenses	26		(209,610)	(223,201)	(416,430)	(443,484)
Selling expenses	26		(57,895)	(51,774)	(112,183)	(105,138)

Operating profit			724,298	822,124	1,556,765	1,838,039

Finance income and costs	20,27
Finance income			281,485	197,767	575,194	421,432
Finance costs			(156,029)	(154,492)	(268,292)	(287,949)

Other non-operating income and expenses	32
Reversal of (impairment loss) on other receivables			(140)	(442)	(272)	2,904
Other non-operating income	28		35,915	136,850	56,840	181,214
Other non-operating expenses	28,29		(140,046)	(213,084)	(252,694)	(313,770)

Profit before income tax			745,483	788,723	1,667,541	1,841,870
Income tax expense	30		(200,101)	(208,432)	(450,987)	(492,843)

Profit			545,382	580,291	1,216,555	1,349,027

Other comprehensive income (loss)
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit plans	18		(1,010)	(2,780)	(1,882)	(3,991)
Net changes in fair value of equity investments at fair value through other comprehensive income	6,20,23		37,713	(16,126)	25,590	(56,278)
Total comprehensive income		~~W~~	582,085	561,385	1,240,263	1,288,758

Basic and diluted earnings per share (in Won)	31	~~W~~	6,787	7,170	15,144	16,683

See accompanying notes to the condensed separate interim financial statements.

5

POSCO

Condensed Separate Interim Statements of Changes in Equity

For the six-month periods ended June 30, 2019 and 2018

(Unaudited)

(in millions of Won)	Share capital		Capital surplus	Hybrid bonds	Reserves	Treasury shares	Retained earnings	Total
Balance as of January 1, 2018	~~W~~	482,403	1,156,429	996,919	233,390	(1,533,054)	44,605,368	45,941,455
Adjustment on initial application of K-IFRS No. 1115, net of tax		—	—	—	—	—	(883)	(883)
Adjustment on initial application of K-IFRS No. 1109, net of tax		—	—	—	(321,654)	—	321,602	(52)

Adjusted balance as of January 1, 2018		482,403	1,156,429	996,919	(88,264)	(1,533,054)	44,926,087	45,940,520
Comprehensive income:
Profit		—	—	—	—	—	1,349,027	1,349,027
Other comprehensive income (loss)
Remeasurements of defined benefit plans, net of tax		—	—	—	—	—	(3,991)	(3,991)
Net changes in fair value of equity investments at fair value through other comprehensive income, net of tax		—	—	—	(59,747)	—	3,469	(56,278)
Transactions with owners of the Company, recognized directly in equity:
Year-end dividends		—	—	—	—	—	(279,999)	(279,999)
Interim dividends		—	—	—	—	—	(119,999)	(119,999)
Repayment of hybrid bonds		—	(2,465)	(797,535)	—	—	—	(800,000)
Interest of hybrid bonds		—	—	—	—	—	(19,805)	(19,805)
Disposal of treasury shares		—	113	—	—	270	—	383

Balance as of June 30, 2018	~~W~~	482,403	1,154,077	199,384	(148,011)	(1,532,784)	45,854,789	46,009,858

Balance as of January 1, 2019	~~W~~	482,403	1,154,775	199,384	(207,191)	(1,532,728)	45,175,459	45,272,102
Comprehensive income:
Profit		—	—	—	—	—	1,216,555	1,216,555
Other comprehensive income (loss)
Remeasurements of defined benefit plans, net of tax		—	—	—	—	—	(1,882)	(1,882)
Net changes in fair value of equity investments at fair value through other comprehensive income, net of tax		—	—	—	31,592	—	(6,002)	25,590
Transactions with owners of the Company, recognized directly in equity:
Year-end dividends		—	—	—	—	—	(400,006)	(400,006)
Interim dividends		—	—	—	—	—	(160,231)	(160,231)
Interest of hybrid bonds		—	—	—	—	—	(4,562)	(4,562)
Disposal of treasury shares		—	12,576	—	—	24,425	—	37,001
Business combination (Note 35)		—	408,490	—	—	—	—	408,490

Balance as of June 30, 2019	~~W~~	482,403	1,575,841	199,384	(175,599)	(1,508,303)	45,819,331	46,393,057

See accompanying notes to the condensed separate interim financial statements.

6

POSCO

Condensed Separate Interim Statements of Cash Flows

For the six-month periods ended June 30, 2019 and 2018

(Unaudited)

(in millions of Won)	Notes	June 30, 2019		June 30, 2018
Cash flows from operating activities
Profit		~~W~~	1,216,555	1,349,027
Adjustments for :
Expenses related to post-employment benefit			59,749	57,116
Depreciation			1,071,915	1,049,906
Amortization			38,426	32,857
Reversal of impairment loss on trade and other receivable			(4,364)	(958)
Finance income			(456,317)	(336,029)
Finance costs			177,194	195,700
Loss on valuation of inventories			1,442	567
Gain on disposal of property, plant and equipment			(14,685)	(20,402)
Loss on disposal of property, plant and equipment			38,537	60,528
Impairment losses on property, plant and equipment			161,496	16,264
Gain on disposal of intangible assets			(1,011)	(99,361)
Impairment losses on investments in subsidiaries, associates and joint ventures			10,422	34,207
Impairment loss on assets held for sale			1,794	5,622
Gain on valuation of emissions rights			(25,440)	—
Increase to provisions			1,053	89,106
Income tax expense			450,987	492,843
Others			(2,501)	519
Changes in operating assets and liabilities	34		(618,543)	(671,427)
Interest received			74,330	70,102
Interest paid			(81,228)	(69,487)
Dividends received			200,840	162,271
Income taxes paid			(755,923)	(364,117)

Net cash provided by operating activities		~~W~~	1,544,728	2,054,854

See accompanying notes to the condensed separate interim financial statements.

7

POSCO

Condensed Separate Interim Statements of Cash Flows, Continued

For the six-month periods ended June 30, 2019 and 2018

(Unaudited)

(in millions of Won)	Notes	June 30, 2019		June 30, 2018
Cash flows from investing activities
Decrease in deposits		~~W~~	1,500,369	1,000,729
Proceeds from disposal of short-term financial instruments			14,496,900	13,155,517
Proceeds from disposal of debt securities			3	—
Proceeds from disposal of equity securities			22,616	43,777
Proceeds from disposal of other securities			2,772	2,578
Proceeds from disposal of investments in subsidiaries, associates and joint ventures			4,055	101,294
Proceeds from disposal of property, plant and equipment			—	9,722
Proceeds from disposal of intangible assets			5,579	26,375
Proceeds from disposal of assets held for sale			—	231
Proceeds from business combination			2,171	—
Increase in deposits			(1,549,036)	(1,363,420)
Acquisition of short-term financial investments			(13,719,309)	(13,011,196)
Increase in short-term loans			—	(2,950)
Increase in long-term loans			(613)	(233)
Acquisition of debt securities			(235,011)	(50,221)
Acquisition of other securities			(110)	(174)
Acquisition of investment in subsidiaries, associates and joint ventures			(41,798)	(129,856)
Acquisition of property, plant and equipment			(703,192)	(759,075)
Proceeds from disposal of property, plant and equipment			(6,886)	—
Acquisition of intangible assets			(79,223)	(22,505)

Net cash used in investing activities		~~W~~	(300,713)	(999,407)

Cash flows from financing activities
Proceeds from borrowings			300,000	366,335
Increase in long-term financial liabilities			2,975	513
Receipt of government grants			—	86
Proceeds from disposals of derivatives			4,515	—
Repayment of borrowings			(666,981)	(301,965)
Decrease in long-term financial liabilities			(21,017)	(6,227)
Payment of cash dividends			(560,255)	(400,011)
Payment of interest of hybrid bonds			(4,587)	(21,740)
Repayment of hybrid bonds			—	(800,000)

Net cash used in financing activities		~~W~~	(945,350)	(1,163,009)

Effect of exchange rate fluctuation on cash held			(1,443)	—
Net increase (decrease) in cash and cash equivalents			297,222	(107,562)
Cash and cash equivalents at beginning of the period			259,219	332,405

Cash and cash equivalents at end of the period		~~W~~	556,441	224,843

See accompanying notes to the condensed separate interim financial statements.

8

POSCO

Notes to the Condensed Separate Interim Financial Statements

As of June 30, 2019

(Unaudited)

1. Reporting Entity

POSCO (the “Company”) is the largest steel producer in Korea which was incorporated on April 1, 1968, under the Commercial Code of the Republic of Korea to manufacture and sell steel rolled products and plates in the domestic and foreign markets.

The shares of the Company have been listed on the Korea Exchange since June 10, 1988. The Company owns and operates two steel plants (Pohang and Gwangyang) and one office in Korea, and it also operates internationally through six of its overseas liaison offices.

As of June 30, 2019, the shares of the Company are listed on the Korea Exchange, while its ADRs are listed on the New York Stock Exchange.

2. Statement of Compliance

Statement of compliance

The condensed separate interim financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audit of Companies, Etc. in the Republic of Korea.

These condensed separate interim financial statements have been prepared in accordance with K-IFRS No. 1034 “Interim Financial Reporting” as part of the period covered by the Company’s K-IFRS annual financial statements. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the last annual separate financial statements as of and for the year ended December 31, 2018. These condensed separate interim financial statements do not include all of the disclosures required for full annual financial statements.

These condensed interim financial statements are separate interim financial statements prepared in accordance with K-IFRS No. 1027 “Separate Financial Statements” presented by a parent, an investor with joint control of, or significant influence over, an investee, in which the investments are accounted for at cost.

The Company adopted K-IFRS No. 1116 “Leases” for the first time from January 1, 2019. Changes to significant accounting policies are described in Note 3.

Use of estimates and judgments

(a)	Judgments, assumptions and estimation uncertainties

The preparation of the condensed interim financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

9

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2019

(Unaudited)

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period prospectively.

The significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those described in the last annual financial statements, except for new significant judgments and key sources of estimation uncertainty related to the application of K-IFRS No. 1116 “Leases”, which are described in Note 3.

(b)	Measurement of fair value

The Company’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Company has an established control framework with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values, and reports directly to the financial officer.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of K-IFRS including the level in the fair value hierarchy in which such valuation techniques should be classified.

Significant valuation issues are reported to the Company’s Audit Committee.

When measuring the fair value of an asset or a liability, the Company uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

•	Level 1 – unadjusted quoted prices in active markets for identical assets or liabilities.

•	Level 2 – inputs other than quoted prices included in Level 1 that are observable for the assets or liabilities, either directly or indirectly.

•	Level 3 – inputs for the assets or liabilities that are not based on observable market data.

If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Information about the assumptions made in measuring fair value is included in Note 20.

10

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2019

(Unaudited)

3. Summary of Significant Accounting Policies

Except as described in K-IFRS No. 1034 “Interim Financial Reporting” and below, the accounting policies applied by the Company in these condensed separate interim financial statements are the same as those applied by the Company in its separate financial statements as of and for the year ended December 31, 2018.

K-IFRS No. 1116 “Leases”

The Company has initially adopted K-IFRS No. 1116 “Leases” from January 1, 2019. The Company also expects to apply the accounting policies set out below for their annual reporting period ending December 31, 2019.

K-IFRS No. 1116 “Leases” introduced a single accounting model for lessees. As a result, the Company, as a lessee, recognized right-of-use assets representing its rights to use the underlying assets and lease liabilities representing its obligation to make lease payments. Lessor accounting remains similar to previous accounting policies.

The Company applied K-IFRS No. 1116 “Leases” using the modified retrospective approach by recognizing the cumulative effect of initial application as of January 1, 2019, the date of initial application. Accordingly, the comparative information presented for 2018 has not been restated.

(a)	Definition of a lease

Previously, the Company determined at contract inception whether an arrangement was or contained a lease under K-IFRS No. 2104 “Determining Whether an Arrangement Contains a Lease”. The Company now assesses whether a contract is or Contains a lease based on the new definition of a lease. Under K-IFRS No. 1116 “Leases”, a contract is, or contains, a lease if the contract conveys a right to control the use of an identified asset for a period of time in exchange for consideration.

On transition to K-IFRS No. 1116 “Leases”, the Company elected to apply the practical expedient to grandfather the assessment of which transactions are leases. The Company applied K-IFRS No. 1116 only to contracts that were previously identified as leases. Contracts that were not identified as leases under K-IFRS No. 1017 “Leases” and K-IFRS No. 2104 “Determining Whether an Arrangement Contains a Lease” were not reassessed. Therefore, the definition of a lease under K-IFRS No. 1116 has been applied only to contracts entered into or changed on or after January 1, 2019.

At inception or reassessment of a contract that contains a lease component, the Company allocates the consideration in the contract to each lease and non-lease component on the basis of their relative stand-alone prices.

11

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2019

(Unaudited)

(b)	As a lessee

The Company leases many assets, including warehouses, handling equipment and IT equipment. As a lessee, the Company previously classified leases as operating or finance leases based on its assessment of whether the lease transferred substantially all of the risks and rewards of ownership. Under K-IFRS No. 1116 “Leases”, the Company recognizes right-of-use assets and lease liabilities for most leases. That is, most leases are presented in the statement of financial position.

However, the Company has elected not to recognize right-of-use assets and lease liabilities for some leases of low-value assets (e.g. desktops, IT supplies, etc.). The Company recognizes lease payments associated with these leases as an expense on a straight-line basis over the lease term.

The Company presents right-of-use assets in the same line item as it presents underlying assets of the same nature that it owns, and lease liabilities are included in other payables on the separate statement of financial position. The carrying amounts of right-of-use assets as of January 1, 2019, the date of initial application, and June 30, 2019 are as follows:

(in millions of Won)	Property, Plant and Equipment (*1)
	Buildings		Structure	Machinery and equipment	Vehicles	Furniture, fixtures and others	Total
The date of initial application (January 1, 2019)	~~W~~	78,384	53,761	65,698	7,256	66,312	271,411
June 30, 2019		75,153	52,346	62,948	7,006	56,011	253,464

(*1)

Leases classified as a finance lease under K-IFRS No. 1017 “Leases” at the end of 2018 are included, and the carrying amounts of right-of-use assets and lease liabilities are equal to the carrying amounts of the finance lease assets and financial lease liabilities measured in accordance with K-IFRS 1017 “Leases” as of January 1, 2019, the date of initial application.

1) Significant accounting policies

The Company recognizes a right-of-use assets and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, and subsequently at cost less any accumulated depreciation and impairment losses, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate.

The lease liability is subsequently increased by the interest cost on the lease liability and decreased by lease payments made. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, a change in the estimate of the amount expected to be payable under a residual value guarantee, or, as appropriate, a change in the assessment of whether a purchase or extension option is reasonably certain to be exercised or a termination option is reasonably certain not to be exercised.

12

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2019

(Unaudited)

The Company applies judgment to determine the lease term for some lease contracts in which it is a lessee that include renewal options. The assessment of whether the Company is reasonably certain to exercise such options impacts the lease term, which significantly affects the amount of lease liabilities and right-of-use assets recognized.

2) Transition

At transition, for leases classified as operating leases under K-IFRS No. 1017 “Leases”, lease liabilities were measured at the present value of the remaining lease payments, discounted at the Company’s incremental borrowing rate as of January 1, 2019, the date of initial application. Right-of-use assets are measured at amounts equal to the lease liabilities.

In addition, the Company used the following practical expedients when applying K-IFRS No. 1116 “Leases” to leases previously classified as operating leases under K-IFRS No. 1017 “Leases”.

•	Applied the exemption not to recognize right-of-use assets and lease liabilities for leases with less than 12 months of lease term.

•	Excluded initial direct costs from measuring the right-of-use asset at the date of initial application.

•	Used hindsight when determining the lease term if the contract contains options to extend or terminate the lease.

(c)	As a lessor

The Company leases out its investment properties. The Company classified these leases as operating leases, and the accounting policies applicable to the Company as a lessor are not different from those under K-IFRS No. 1017 “Leases”.

Accordingly, the Company did not make any adjustments to leases for which the Company is a lessor as of January 1, 2019, the date of initial application.

13

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2019

(Unaudited)

(d)	Impact on financial statements

The Company recognized additional right-of-use assets and lease liabilities as of January 1, 2019, the date of initial application. The effect on the financial statements as of January 1, 2019, the date of initial application is as follows:

(in millions of Won)	The date of initial application (January 1, 2019)
Separate statement of financial position
Right-of-use assets presented as property, plant and equipment	~~W~~	128,610
Lease liabilities		128,610

When measuring lease liabilities for leases that were classified as operating leases, the Company discounted lease payments using its incremental borrowing rates as of January 1, 2019, the date of initial application, and the weighted-average rates applied are 2.1 ~ 2.6%. The carrying amount of lease liabilities as of January 1, 2019, the date of initial application, is as follow:

(in millions of Won)	The date of initial application (January 1, 2019)
Operating lease commitments as of December 31, 2018	~~W~~	153,666
Operating lease commitments not recognized as lease liabilities
- Leases of low-value assets		(16,028)
- Leases with less than 12 months of lease term at transition		(975)

Operating lease commitments recognized as lease liabilities		136,663
Amount discounted using the incremental borrowing rate as of January 1, 2019, the date of initial application		128,610
Finance lease liabilities recognized as of December 31, 2018		141,762

Lease liabilities as of January 1, 2019, the date of initial application		270,372

As of June 30, 2019, the Company recognized ~~W~~115,839 million of right-of-use assets and ~~W~~113,471 million of lease liabilities for leases that were previously classified as operating leases.

In addition, the Company recognized depreciation and interest expenses instead of operating lease expenses. The Company recognized depreciation expenses amounted to ~~W~~12,299 million and interest expenses amounted to ~~W~~1,507 million during the six-month period ended June 30, 2019.

14

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2019

(Unaudited)

4. Trade Accounts and Notes Receivable

Trade accounts and notes receivable as of June 30, 2019 and December 31, 2018 are as follows:

(in millions of Won)	June 30, 2019		December 31, 2018
Current
Trade accounts and notes receivable	~~W~~	4,293,351	3,989,699
Less: Allowance for doubtful accounts		(12,812)	(21,327)

	~~W~~	4,280,539	3,968,372

Non-current
Trade accounts and notes receivable	~~W~~	11,334	11,904
Less: Present value discount		(2,983)	(2,983)
Less: Allowance for doubtful accounts		(1,141)	(1,248)

	~~W~~	7,210	7,673

Trade accounts and notes receivable sold to financial institutions, for which the derecognition conditions were not met, amounted to ~~W~~162,342 million and ~~W~~176,612 million as of June 30, 2019 and December 31, 2018, respectively. The fair value of trade accounts and notes receivable approximates the carrying amounts and is recognized as short-term borrowings from financial institutions (Note 14).

5. Other Receivables

Other receivables as of June 30, 2019 and December 31, 2018 are as follows:

(in millions of Won)	June 30, 2019		December 31, 2018
Current
Loans	~~W~~	2,950	2,950
Other accounts receivable		269,171	186,951
Others		31,572	25,065
Less: Allowance for doubtful accounts		(7,941)	(8,534)

	~~W~~	295,752	206,432

Non-current
Loans	~~W~~	28,631	26,335
Long-term other accounts receivable		34,287	36,832
Others		2,909	2,915
Less: Allowance for doubtful accounts		(8,874)	(8,315)

	~~W~~	56,953	57,767

15

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2019

(Unaudited)

6. Other Financial Assets

(a)	Other financial assets as of June 30, 2019 and December 31, 2018 are as follows:

(in millions of Won)	June 30, 2019		December 31, 2018
Current
Debt securities	~~W~~	235,119	21
Deposit instrument(*1)		1,297,381	1,248,715
Short-term financial instruments		5,020,816	5,776,407

	~~W~~	6,553,316	7,025,143

Non-current
Long-term derivative assets	~~W~~	64,814	1,265
Equity securities		1,134,440	1,104,092
Debt securities		9,578	9,667
Other securities		60,001	61,701
Deposit instrument(*2)		33	32

	~~W~~	1,268,866	1,176,757

(*1)	As of June 30, 2019 and December 31, 2018, ~~W~~5,382 million and ~~W~~5,715 million, respectively, are restricted in relation to government assigned projects.
(*2)	The Company is required to provide deposits to maintain checking accounts and accordingly the withdrawal of these deposits is restricted.

(b)	Equity securities as of June 30, 2019 and December 31, 2018 are as follows:

(in millions of Won)	June 30, 2019							December 31, 2018
	Number of shares	Ownership (%)	Acquisition cost		Fair value	Net changes in fair value of equity securities	Book value	Book value
Marketable equity securities
Nippon Steel & Sumitomo Metal Corporation	15,698,500	1.65	~~W~~	473,962	311,556	(162,406)	311,556	301,010
KB Financial group Inc.	3,863,520	0.92		178,839	177,142	(1,697)	177,142	179,654
Woori Bank	20,280,000	3.00		244,447	284,934	40,487	284,934	316,368
DONGKUK STEEL MILL CO., LTD	1,786,827	1.87		10,471	11,990	1,519	11,990	12,919
SAMWONSTEEL Co., Ltd.	5,700,000	14.25		8,930	17,100	8,170	17,100	16,188
DONGKUK INDUSTRIES COMPANY	2,611,989	4.82		11,911	7,183	(4,728)	7,183	6,387
Others (6 companies)				55,752	39,647	(16,105)	39,647	42,247

				984,312	849,552	(134,760)	849,552	874,773

Non-marketable equity securities
Congonhas Minerios S.A.(*1)	3,658,394	2.02		221,535	221,045	(490)	221,045	182,992
Korea Nickel CO.LTD	75,600	14.00		10,194	10,194	—	10,194	—
Poongsan Special Metal Corp.	315,790	5.00		7,657	7,657	—	7,657	7,657
HANKUM.CO.LTD	21,000	4.99		4,599	4,599	—	4,599	4,599
Core-Industry Co., Ltd.	490,000	19.84		4,214	4,214	—	4,214	4,214
AJUSTEEL CO., LTD	17,000	4.36		4,165	4,165	—	4,165	4,165
Others (32 companies)				139,970	33,014	(106,956)	33,014	25,692

				392,334	284,888	(107,446)	284,888	229,319

			~~W~~	1,376,646	1,134,440	(242,206)	1,134,440	1,104,092

(*1)	Fair value is based on an analysis performed by an external professional evaluation agency.

16

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2019

(Unaudited)

7. Inventories

Inventories as of June 30, 2019 and December 31, 2018 are as follows:

(in millions of Won)	June 30, 2019		December 31, 2018
Finished goods	~~W~~	1,011,067	1,146,961
Semi-finished goods		1,464,860	1,343,877
By-products		8,669	6,166
Raw materials		1,227,913	1,130,000
Fuel and materials		585,412	552,270
Materials-in-transit		1,087,717	1,120,349
Others		542	555

		5,386,180	5,300,178
Less: Allowance for inventories valuation		(1,442)	(12,169)

	~~W~~	5,384,738	5,288,009

The amounts of loss on valuation of inventories recognized within cost of sales during the six-month period ended June 30, 2019 and the year ended December 31, 2018 were ~~W~~1,442 million and ~~W~~12,169 million, respectively.

8. Assets Held for Sale

Assets held for sale as of June 30, 2019 and December 31, 2018 are as follows:

(in millions of Won)	June 30, 2019		December 31, 2018
Assets
Investments in subsidiaries(*1)	~~W~~	23,171	25,683
Property, plant and equipment(*2)		377,090	—
Others(*2)		54,850	—

	~~W~~	455,111	25,683

Liabilities
Other payables(*2)	~~W~~	25,960	—
Others(*2)		3,261	—

	~~W~~	29,221	—

(*1)

During the year ended December 31, 2017, the Company determined to dispose part of the interest of POSCO Thainox Public Company Limited, subsidiary of the Company, and classified investments in subsidiaries as assets held for sale. The Company recognized ~~W~~ 1,794 million of impairment loss from the difference between book value and net fair value of the interest, and finished disposal for part of it.

(*2)

During the six-month period ended June 30, 2019, the Company decided to transfer all assets, liabilities and rights related to a LNG terminal business of the Company to POSCO ENERGY CO., LTD. and reclassified the assets and liabilities as assets held for sale and liabilities directly related to the assets held for sale.

17

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2019

(Unaudited)

9. Investments in Subsidiaries, Associates and Joint ventures

(a)	Details of subsidiaries and carrying amounts as of June 30, 2019 and December 31, 2018 are as follows:

(in millions of Won)			June 30, 2019			December 31, 2018
	Country	Principal operations	Ownership (%)	Book value		Book value
[Domestic]
POSCO INTERNATIONAL Corporation (Formerly, POSCO DAEWOO Corporation)(*1)	Korea	Trading	62.91	~~W~~	3,407,448	3,407,110
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	Korea	Engineering and construction	52.80		1,014,314	1,014,314
POSCO ENERGY CO., LTD.	Korea	Power generation	89.02		658,176	658,176
POSCO Processing&Service(*2)	Korea	Steel sales and trading	—		—	385,995
POSCO COATED & COLOR STEEL Co., Ltd.	Korea	Coated steel manufacturing and sales	56.87		108,421	108,421
POSCO Venture Capital Co., Ltd.	Korea	Investment in venture companies	95.00		103,780	103,780
POSCO CHEMICAL CO., LTD (Formerly, POSCO CHEMTECH)(*3)	Korea	Refractory manufacturing and sales	61.26		207,631	100,535
POSCO ES MATERIALS CO., LTD.(*3)	Korea	Secondary battery active material manufacturing and sales	—		—	107,096
POSCO O&M Co., Ltd(Formerly, POSMATE)(*4,5)	Korea	Business facility maintenance	47.17		73,374	73,374
POSCO ICT	Korea	Computer hardware and software distribution	65.38		70,990	70,990
POSCO M-TECH(*5)	Korea	Packing materials manufacturing and sales	48.85		107,278	107,278
POSCO Family Strategy Fund	Korea	Investment in venture companies	69.91		29,596	32,457
Busan E&E Co,. Ltd.(*6)	Korea	Municipal solid waste fuel and power generation	70.00		30,148	30,148
Others (9 companies)					101,774	101,774

					5,912,930	6,301,448

[Foreign]
PT. KRAKATAU POSCO	Indonesia	Steel manufacturing and sales	70.00		813,431	813,431
POSCO WA PTY LTD	Australia	Iron ore sales and mine development	100.00		637,714	635,736
POSCO Maharashtra Steel Private Limited	India	Steel manufacturing and sales	100.00		722,569	722,569
POSCO Canada Ltd.(*2)	Canada	Coal mine development	100.00		560,879	—
POSCO AUSTRALIA PTY LTD	Australia	Iron ore sales and mine development	100.00		330,623	330,623
Zhangjiagang Pohang Stainless Steel Co., Ltd.	China	Stainless steel manufacturing and sales	58.60		283,845	283,845
POSCO Thainox Public Company Limited	Thailand	Stainless steel manufacturing and sales	84.39		416,612	416,612
POSCO-China Holding Corp.	China	Investment management	100.00		593,841	593,841
POSCO-India Private Limited	India	Steel manufacturing and sales	99.99		75,567	75,567
POSCO MEXICO S.A. DE C.V.	Mexico	Plate steel manufacturing and sales	83.28		180,072	180,072
POSCO America Corporation	USA	Steel trading	99.45		192,156	192,156
POSCO-VIETNAM Co., Ltd.	Vietnam	Steel manufacturing and sales	100.00		160,572	160,572
POSCO VST CO., LTD.	Vietnam	Stainless steel manufacturing and sales	95.65		144,573	144,573
POSCO(Guangdong) Automotive Steel Co., Ltd.	China	Plate steel manufacturing and sales	83.64		130,751	130,751
POSCO COATED STEEL (THAILAND) CO., LTD.	Thailand	Plate steel manufacturing and sales	100.00		121,592	121,592
POSCO Asia Co., Ltd.	Hong Kong	Steel and raw material trading	100.00		117,710	117,710
POSCO ASSAN TST STEEL INDUSTRY	Turkey	Steel manufacturing and sales	60.00		92,800	92,800
POSCO JAPAN Co., Ltd.	Japan	Steel trading	100.00		68,436	68,436
Qingdao Pohang Stainless Steel Co., Ltd.	China	Stainless steel manufacturing	70.00		65,982	65,982
POSCO(Suzhou) Automotive Processing Center Co., Ltd.	China	Steel manufacturing and sales	90.00		62,494	62,494
POSCO AFRICA (PROPRIETARY) LIMITED	South Africa	Mine development	100.00		50,297	50,297
POSCO-Malaysia SDN. BHD.	Malaysia	Steel manufacturing and sales	81.79		45,479	45,479
POSCO(Guangdong) Coated Steel Co., Ltd.(*7)	China	Plate steel sheet manufacturing and sales	—		—	31,299
POSCO Argentina S.A.U.	Argentina	Mineral exploration, manufacturing and sale	100.00		365,995	349,097
Others (33 companies)(*2)					492,005	406,124

					6,725,995	6,091,658

				~~W~~	12,638,925	12,393,106

(*1)	During the six-month period ended June 30, 2019, POSCO DAEWOO Corporation changed its name to POSCO INTERNATIONAL Corporation.
(*2)	During the six-month period ended June 30, 2019, the Company merged with POSCO Processing&Service, and subsidiaries owned by POSCO Processing&Service, such as POSCO Canada Ltd., were newly added.
(*3)	During the six-month period ended June 30, 2019, POSCO CHEMTECH changed its name to POSCO CHEMICAL CO., LTD. and merged with POSCO ES MATERIALS CO., LTD.
(*4)	During the six-month period ended June 30, 2019, POSMATE changed its name to POSCO O&M Co., Ltd.

18

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2019

(Unaudited)

(*5)

The Company classified POSCO M-TECH and POSCO O&M Co., Ltd. as the investments in a subsidiary, considering additional facts and circumstances, such as the relative size of the voting rights held by the Company and the degree of diversification of other voting rights holders, although the Company holds less than half of the voting rights of POSCO M-TECH and POSCO O&M Co., Ltd.

(*6)	As of June 30, 2019 and December 31, 2018 the investments in a subsidiary were provided as collateral in relation to the loan agreements of Busan E&E Co., Ltd.
(*7)

POSCO (Guangdong) Coated Steel Co., Ltd., was disposed during six-month period ended June 30, 2019, and impairment losses recorded by the difference between the value of held for sale and the book value, amounting to ~~W~~6,435 million.

(b)	Details of associates and carrying values as of June 30, 2019 and December 31, 2018 are as follows:

(in millions of Won)			June 30, 2019			December 31, 2018
	Country	Principal operations	Ownership (%)	Book value		Book value
[Domestic]
EQP POSCO Global NO1 Natural Resources PEF	Korea	Mine investment	29.63	~~W~~	169,316	169,316
SNNC	Korea	STS material manufacturing and sales	49.00		100,655	100,655
QSONE Co., Ltd.(*1)	Korea	Real estate rental business	50.00		85,550	—
Others (7 companies)(*1)					22,468	19,052

					377,989	289,023

[Foreign]
Nickel Mining Company SAS	New Caledonia	Raw material manufacturing and sales	49.00		189,197	189,197
7623704 Canada Inc.(*2)	Canada	Mine investment	10.40		124,341	124,341
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd	China	Tinplate manufacturing and sales	24.00		11,003	11,003
Others (6 companies)					39,611	20,530

					364,152	345,071

				~~W~~	742,141	634,094

(*1)

During the six-month period ended June 30, 2019, the Company merged with POSCO Processing&Service and its associates were newly included in consolidation, such as QSONE Co., Ltd., owned by POSCO Processing&Service.

(*2)

As of June 30, 2019, it was classified as an associate even though the Company’s ownership percentage is less than 20% since the Company has significant influence over the investee when considering its structure of the Board of Directors and others.

19

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2019

(Unaudited)

(c)	Details of joint ventures and carrying amounts as of June 30, 2019 and December 31, 2018 are as follows:

(in millions of Won)			June 30, 2019			December 31, 2018
	Country	Principal operations	Ownership (%)	Book value		Book value
Roy Hill Holdings Pty Ltd(*1)	Australia	Mine development	10.00	~~W~~	1,225,464	1,225,464
CSP - Compania Siderurgica do Pecem	Brazil	Steel manufacturing and sales	20.00		334,813	336,600
POSCO-NPS Niobium LLC	USA	Mine development	50.00		364,609	364,609
KOBRASCO	Brazil	Steel materials manufacturing and sales	50.00		98,962	98,962
Others (3 companies)					72,483	68,504

				~~W~~	2,096,331	2,094,139

(*1)	As of June 30, 2019 and December 31, 2018, the investments in joint ventures were provided as collateral in relation to loans from project financing of Roy Hill Holdings Pty Ltd.

10. Investment Property, Net

Changes in the carrying amount of investment property for the six-month period ended June 30, 2019 and the year ended December 31, 2018 were as follows:

(a)	For the six-month period ended June 30, 2019

(in millions of Won)	Beginning		Business Combination(*1)	Depreciation(*2)	Transfer(*3)	Ending
Land	~~W~~	44,637	41,195	—	4,594	90,426
Buildings		54,277	25	(2,028)	4,588	56,862
Structures		9,301	—	(310)	363	9,354

	~~W~~	108,215	41,220	(2,338)	9,545	156,642

(*1)	This increases was due to business combination with POSCO Processing & Service.
(*2)	The useful life and depreciation method of investment property are identical to those of property, plant and equipment.
(*3)	Mainly includes assets transferred from property, plant and equipment in relation to changes in rental ratio and the purpose of use.

(b)	For the year ended December 31, 2018

(in millions of Won)	Beginning		Depreciation(*1)	Transfer(*2)	Ending
Land	~~W~~	38,035	—	6,602	44,637
Buildings		49,793	(3,715)	8,199	54,277
Structures		9,479	(596)	418	9,301

	~~W~~	97,307	(4,311)	15,219	108,215

(*1)	The useful life and depreciation method of investment property are identical to those of property, plant and equipment.
(*2)	Mainly includes assets transferred from property, plant and equipment in relation to changes in rental ratio and the purpose of use.

20

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2019

(Unaudited)

11. Property, Plant and Equipment, Net

Changes in the carrying amount of property, plant and equipment for the six-month period ended June 30, 2019 and the year ended December 31, 2018 were as follows:

(a)	For the six-month period ended June 30, 2019

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation	Impairment(*1)	Others(*3)	Ending
Land	~~W~~	1,458,632	—	(1,226)	—	—	(28,464)	1,428,942
Buildings		2,199,429	1,665	(2,260)	(101,412)	(25,869)	12,458	2,084,011
Structures		2,244,099	1,859	(578)	(88,994)	(9,573)	(236,433)	1,910,380
Machinery and equipment		12,911,467	19,958	(7,568)	(848,658)	(125,917)	271,543	12,220,825
Vehicles		7,340	546	—	(2,777)	—	2,103	7,212
Tools		23,864	1,547	(1)	(5,558)	—	530	20,382
Furniture and fixtures		36,287	1,531	(7)	(4,703)	(137)	2,039	35,010
Lease assets(*2)		142,801	—	—	(17,475)	—	128,138	253,464
Construction-in-progress		1,130,415	656,344	—	—	—	(425,900)	1,360,859

	~~W~~	20,154,334	683,450	(11,640)	(1,069,577)	(161,496)	(273,986)	19,321,085

(*1)

The Company estimated recoverable amount for individual assets such as CEM and Fe-Si factories that ceased operations due to the disposal plan and others and recognized an impairment loss for assets since recoverable amounts are less than their carrying amounts for the six-month period ended June 30, 2019.

(*2)	On the date of initial application of K-IFRS No.1116 (January 1, 2019), recognition of ~~W~~128,610 million of right-of-use assets is included in others.
(*3)

Represents assets transferred from construction-in-progress to intangible assets and other property, plant and equipment, assets transferred from investment properties, assets transferred to assets held for sale, and others.

(b)	For the year ended December 31, 2018

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation	Impairment(*1,2)	Others(*3)	Ending
Land	~~W~~	1,474,993	—	(9,763)	—	—	(6,598)	1,458,632
Buildings		2,334,399	11,743	(10,586)	(207,946)	(633)	72,452	2,199,429
Structures		2,352,008	9,837	(1,469)	(187,572)	(3,868)	75,163	2,244,099
Machinery and equipment		13,437,338	64,645	(47,128)	(1,677,476)	(88,642)	1,222,730	12,911,467
Vehicles		7,047	412	—	(5,197)	—	5,078	7,340
Tools		21,115	6,076	(3)	(10,785)	—	7,461	23,864
Furniture and fixtures		31,050	1,708	(39)	(8,231)	(7)	11,806	36,287
Lease assets		72,105	81,048	—	(10,352)	—	—	142,801
Construction-in-progress		1,831,215	1,608,023	—	—	(846,401)	(1,462,422)	1,130,415

	~~W~~	21,561,270	1,783,492	(68,988)	(2,107,559)	(939,551)	(74,330)	20,154,334

(*1)

During 2018, the Company evaluated future economic performance of its Synthetic Natural Gas (SNG) facility that was still in trial run stage. Considering the continuous decline in LNG price, increase in coal prices and the need for additional capital investment in the SNG facility, the Company concluded that the profitability for the SNG facility is unlikely to be sustainable and decided to terminate the operation of SNG facility as of December 31, 2018. The property, plant and equipment in the SNG facility are primarily comprised of machinery and equipment, among which assets with a carrying value of ~~W~~180,238 million are expected to be re-used in other facilities of the Company therefore no impairment test was conducted. For the remaining assets impairment test was performed by estimating the recoverable amount of each individual assets. For the assets which are determined to be technically obsolete and therefore sale is unlikely, recoverable amount represents expected scrap value less cost of disposal.

21

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2019

(Unaudited)

For the assets for which sale is probable, the recoverable amount is determined based on fair value less cost of disposal. Fair value was measured using cost approach, which is based on estimated the current cost to purchase or replace the asset less applicable depreciation and obsolescence. Specifically, the Company used indirect cost approach to estimate the replacement cost for a new asset by applying asset specific inflation factors to the asset’s historical cost. Then the Company estimates and deducts depreciation for physical deterioration. Depreciation factors are applied primarily based on estimated useful life of the asset and declining balance depreciation method. The fair value measurement of assets in SNG facility is considered to be level 3 because significant inputs used in the estimate, such as asset specific inflation factors and estimated useful lives, are unobservable.

As a result of the impairment test, the Company recognized an impairment loss of ~~W~~877,764 million in connection with the property, plant and equipment in the SNG facility.

(*2)	The Company has recognized ~~W~~61,787 million of impairment losses since recoverable amount on Strip Casting facilities was less than their carrying amount for the year ended December 31, 2018.
(*3)	Represents assets transferred from construction-in-progress to intangible assets and other property, plant and equipment, assets transferred to investment property and others.

12. Intangible Assets, Net

Changes in the carrying amount of intangible assets for the six-month period ended June 30, 2019 and the year ended December 31, 2018 were as follows:

(a)	For the six-month period ended June 30, 2019

(in millions of Won)	Beginning		Acquisitions	Disposals	Amortization	Reversal of impairment	Transfer(*2)	Ending
Intellectual property rights	~~W~~	24,377	—	(485)	(2,730)	—	2,508	23,670
Membership(*1)		73,183	9,204	—	—	276	—	82,663
Development expense		91,758	749	—	(20,621)	—	10,408	82,294
Port facilities usage rights		305,710	—	—	(11,567)	—	—	294,143
Construction-in-progress		58,561	49,636	—	—	—	(9,058)	99,139
Other intangible assets		91,633	432	(4,568)	(3,508)	—	—	83,989

	~~W~~	645,222	60,021	(5,053)	(38,426)	276	3,858	665,898

(*1)	Economic useful life of memberships is indefinite.
(*2)	Represents assets transferred from construction-in-progress to intangible assets and assets transferred from property, plant and equipment, and others.

22

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2019

(Unaudited)

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2019

(Unaudited)

(b)	For the year ended December 31, 2018

(in millions of Won)	Beginning		Acquisitions	Disposals	Amortization	Impairment(*2)	Transfer(*3)	Ending
Intellectual property rights	~~W~~	24,177	—	(401)	(5,041)	—	5,642	24,377
Membership(*1)		48,277	26,869	(573)	—	(1,007)	(383)	73,183
Development expense		74,805	1,901	—	(33,997)	—	49,049	91,758
Port facilities usage rights		310,039	—	—	(23,001)	—	18,672	305,710
Construction-in-progress		55,292	59,257	—	—	—	(55,988)	58,561
Other intangible assets		15,484	75,676	—	(7,062)	(10)	7,545	91,633

	~~W~~	528,074	163,703	(974)	(69,101)	(1,017)	24,537	645,222

(*1)	Economic useful life of membership is indefinite.
(*2)	The Company has recognized an impairment loss on some intangible assets since the recoverable amounts were less than carrying amounts.
(*3)	Represents assets transferred from construction-in-progress to intangible assets and assets transferred from property, plant and equipment, and others.

13. Other Assets

Other assets as of June 30, 2019 and December 31, 2018 are as follows:

(in millions of Won)	June 30, 2019		December 31, 2018
Current
Advance payments	~~W~~	3,987	4,157
Prepaid expenses		44,079	19,385
Emission rights(*1)		25,395	—

	~~W~~	73,461	23,542

Non-current
Long-term prepaid expenses	~~W~~	4,965	5,089
Others(*2)		79,204	53,184

	~~W~~	84,169	58,273

(*1)

The Company decided to sell emission rights, which determined to be restricted for use in the future period during the six-month period ended June 30, 2019, and recognized such emission rights as other assets at fair value measured as of June 30, 2019.

(*2)

As of June 30, 2019 and December 31, 2018, the Company recognized tax assets amounting to ~~W~~76,139 million and ~~W~~50,112 million based on the Company’s best estimate of the tax amounts to be refunded when the result of the Company’s appeal in connection with the additional income tax payment in prior years tax audits and claim for rectification are finalized.

23

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2019

(Unaudited)

14. Borrowings

(a)	Borrowings as of June 30, 2019 and December 31, 2018 are as follows:

(in millions of Won)	June 30, 2019		December 31, 2018
Short-term borrowings
Short-term borrowings	~~W~~	462,342	476,612
Current portion of long-term borrowings		—	375
Current portion of debentures		—	350,000
Less: Current portion of discount on debentures issued		—	(125)

	~~W~~	462,342	826,862

Long-term borrowings
Long-term borrowings	~~W~~	1,180	1,141
Debentures		3,538,923	3,456,367
Less: Discount on debentures issued		(11,721)	(13,400)

	~~W~~	3,528,382	3,444,108

(b)	Short-term borrowings as of June 30, 2019 and December 31, 2018 are as follows:

(in millions of Won)	Lenders	Issuance date	Maturity date	Annual interest rate (%)	June 30, 2019		December 31, 2018
Short-term borrowings	Korea Development Bank	2019.05.13	2019.08.13	2.14	~~W~~	300,000	300,000
Transfers of account receivables that do not qualify for derecognition	—	—	—	—		162,342	176,612

					~~W~~	462,342	476,612

(c)	Current portion of long-term borrowings as of June 30, 2019 and December 31, 2018 are as follows:

(in millions of Won)	Lenders	Issuance date	Maturity date	Annual interest rate	June 30, 2019		December 31, 2018
Borrowings	—	—	—	—	~~W~~	—	375
Debentures	—	—	—	—		—	349,875

					~~W~~	—	350,250

(d)	Long-term borrowings excluding current portion, as of June 30, 2019 and December 31, 2018 are as follows:

(in millions of Won)	Lenders	Issuance date	Maturity date	Annual Interest rate	June 30, 2019		December 31, 2018
Foreign borrowings	KOREA ENERGY AGENCY	2007.12.27~ 2008.12.29	2022.12.29	3 year Government bond	~~W~~	1,180	1,141
Debentures	Domestic debentures 304-2 and others	2011.11.28~ 2018.07.05	2020.10.04~ 2023.10.04	1.88~4.12		1,178,042	1,177,704
Foreign debentures	Japan Yen private bond and others	2010.10.28~ 2018.08.01	2020.10.28~ 2023.08.01	2.70~5.25		2,349,160	2,265,263

					~~W~~	3,528,382	3,444,108

24

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2019

(Unaudited)

15. Other Payables

Other payables as of June 30, 2019 and December 31, 2018 are as follows:

(in millions of Won)	June 30, 2019		December 31, 2018
Current
Accounts payable	~~W~~	450,129	590,424
Accrued expenses		458,955	434,379
Dividend payable		2,723	2,764
Lease liabilities(*1)		37,240	10,116
Withholdings		8,750	35,050

	~~W~~	957,797	1,072,733

Non-current
Long-term accrued expenses	~~W~~	726	10,964
Lease liabilities(*1)		213,188	131,646
Long-term withholdings		3,868	1,733

	~~W~~	217,782	144,343

(*1)	As of June 30, 2019, the Company recognized lease liabilities of ~~W~~113,471 million on the initial application of K-IFRS No. 1116 “Leases”.

16. Other Financial Liabilities

Other financial liabilities as of June 30, 2019 and December 31, 2018 are as follows:

(in millions of Won)	June 30, 2019		December 31, 2018
Current
Financial guarantee liabilities	~~W~~	8,997	12,638
Non-current
Derivative liabilities	~~W~~	—	34,743
Financial guarantee liabilities		39,922	45,193

	~~W~~	39,922	79,936

25

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2019

(Unaudited)

17. Provisions

(a)	Provisions as of June 30, 2019 and December 31, 2018 are as follows:

(in millions of Won)	June 30, 2019			December 31, 2018
	Current		Non-current	Current	Non-current
Provision for bonus payments(*1,2)	~~W~~	9,028	35,980	9,786	26,963
Provision for restoration(*3)		7,609	18,601	9,379	20,324
Provision for legal contingencies and claims(*4)		236	40,738	—	46,432

	~~W~~	16,873	95,319	19,165	93,719

(*1)	Represents the provision for bonuses limited to 33~67% of annual salaries for executives.
(*2)	The Company estimated the present value of estimated future cash payments about the long-term service reward, based on actuarial measurement.
(*3)

Due to contamination of land near the Company’s magnesium smelting plant located in Gangneung province and others, the Company recognized present values of estimated costs for recovery as provisions for restoration as of June 30, 2019. In order to determine the estimated costs, the Company has assumed that it would use all of technologies and materials available for now to recover the land. In addition, the Company has applied discount rates of 1.75~1.84% to assess present value of these costs.

(*4)	The Company has recognized provisions for certain litigations and other contingencies as of June 30, 2019.

(b)	Changes in provisions for the six-month period ended June 30, 2019 and the year ended December 31, 2018 were as follows:

1)	For the six-month period ended June 30, 2019

(in millions of Won)	Beginning		Increase	Reversal	Utilization	Transfer	Ending
Provision for bonus payments	~~W~~	36,749	8,924	—	(8,267)	7,602	45,008
Provision for restoration		29,703	752	(236)	(4,009)	—	26,210
Provision for legal contingencies and claims		46,432	537	—	(5,995)	—	40,974

	~~W~~	112,884	10,213	(236)	(18,271)	7,602	112,192

2)	For the year ended December 31, 2018

(in millions of Won)	Beginning		Increase	Utilization	Ending
Provision for bonus payments	~~W~~	5,893	45,827	(14,971)	36,749
Provision for restoration		29,471	9,097	(8,865)	29,703
Provision for legal contingencies and claims		2,052	44,380	—	46,432

	~~W~~	37,416	99,304	(23,836)	112,884

26

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2019

(Unaudited)

18. Employee Benefits

(a)	Defined contribution plans

The expense related to post-employment benefit plans under defined contribution plans for the three-month and the six-month periods ended June 30, 2019 and 2018 were as follows:

(in millions of Won)	For the three-month periods ended June 30			For the six-month periods ended June 30
	2019		2018	2019	2018
Expense related to post-employment benefit plans under defined contribution plans	~~W~~	8,515	7,682	17,621	14,967

(b)	Defined benefit plans

1)	The amounts recognized in relation to net defined benefit liabilities in the statements of financial position as of June 30, 2019 and December 31, 2018 are as follows:

(in millions of Won)	June 30, 2019		December 31, 2018
Present value of funded obligations	~~W~~	1,289,851	1,265,675
Fair value of plan assets		(1,249,256)	(1,264,812)

Net defined benefit liabilities	~~W~~	40,595	863

2)	Changes in present value of defined benefit obligations for the six-month period ended June 30, 2019 and the year ended December 31, 2018 were as follows:

(in millions of Won)	June 30, 2019		December 31, 2018
Defined benefit obligation at the beginning of period	~~W~~	1,265,675	1,108,876
Current service costs		60,139	111,033
Interest costs		15,783	33,757
Remeasurement(*1)		—	132,868
Transfer-in		—	241
Reclassification to liabilities directly related to assets held for sale		(2,825)	—
Benefits paid		(48,921)	(121,100)

Defined benefit obligation at the end of period	~~W~~	1,289,851	1,265,675

(*1)	The Company do not remeasure the defined benefit plans for the purpose of interim reporting, and there are no remeasurements of the defined benefit plans.

27

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2019

(Unaudited)

3)	Changes in the fair value of plan assets for the six-month period ended June 30, 2019 and the year ended December 31, 2018 were as follows:

(in millions of Won)	June 30, 2019		December 31, 2018
Fair value of plan assets at the beginning of period	~~W~~	1,264,812	1,108,833
Interest on plan assets		16,173	33,756
Remeasurement of plan assets		(2,595)	(13,416)
Contributions to plan assets		—	240,440
Business combination		353	—
Benefits paid		(29,487)	(104,801)

Fair value of plan assets at the end of period	~~W~~	1,249,256	1,264,812

4)	The amounts recognized in the statements of comprehensive income for the three-month and the six-month periods ended June 30, 2019 and 2018 were as follows:

(in millions of Won)	For the three-month periods ended June 30			For the six-month periods ended June 30
	2019		2018	2019	2018
Current service costs	~~W~~	28,775	27,704	60,139	57,115
Net interest costs		(195)	464	(390)	1

	~~W~~	28,580	28,168	59,749	57,116

19. Other Liabilities

Other liabilities as of June 30, 2019 and December 31, 2018 are as follows:

(in millions of Won)	June 30, 2019		December 31, 2018
Current
Advances received	~~W~~	7,705	9,902
Withholdings		24,905	25,034
Unearned revenue		27,138	19,870

	~~W~~	59,748	54,806

Non-current
Unearned revenue	~~W~~	9,946	15,264

28

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2019

(Unaudited)

20. Financial Instruments

(a)	Classification and fair value of financial instruments

1)	The carrying amount and the fair values of financial assets and financial liabilities by fair value hierarchy as of June 30, 2019 and December 31, 2018 are as follows:

①	June 30, 2019

			Fair value
(in millions of Won)	Book value		Level 1	Level 2	Level 3	Total
Financial assets
Fair value through profit or loss
Derivative assets held for trading	~~W~~	64,814	—	64,814	—	64,814
Short-term financial instruments		5,020,816	—	5,020,816	—	5,020,816
Debt securities		8,050	—	—	8,050	8,050
Other marketable securities		60,001	—	—	60,001	60,001
Other receivables		2,000	—	—	2,000	2,000
Fair value through other comprehensive income
Equity securities		1,134,440	849,552	—	284,888	1,134,440
Debt securities		1,647	—	—	1,647	1,647
Financial assets measured at amortized cost(*1)
Cash and cash equivalents		556,441	—	—	—	—
Trade accounts and notes receivable		4,283,008	—	—	—	—
Debt securities		235,000	—	—	—	—
Other receivables		200,015	—	—	—	—
Cash deposits		1,297,415	—	—	—	—

	~~W~~	12,863,647	849,552	5,085,630	356,586	6,291,768

Financial liabilities
Financial liabilities measured at amortized cost(*1)
Trade accounts and notes payable	~~W~~	1,072,946	—	—	—	—
Borrowings		3,990,724	—	4,173,621	—	4,173,621
Financial guarantee liabilities		48,919	—	—	—	—
Others		1,132,834	—	—	—	—

	~~W~~	6,245,423	—	4,173,621	—	4,173,621

(*1)	Fair value of financial assets and liabilities measured at amortized cost except borrowings approximates carrying amounts.

②	December 31, 2018

			Fair value
(in millions of Won)	Book value		Level 1	Level 2	Level 3	Total
Financial assets
Fair value through profit or loss
Derivative assets held for trading	~~W~~	1,265	—	1,265	—	1,265
Short-term financial instruments		5,776,407	—	5,776,407	—	5,776,407
Debt securities		8,050	—	—	8,050	8,050
Other marketable securities		61,701	—	—	61,701	61,701
Other receivables		2,000	—	—	2,000	2,000
Fair value through other comprehensive income
Equity securities		1,104,092	874,772	—	229,320	1,104,092
Debt securities		1,638	—	—	1,638	1,638
Financial assets measured at amortized cost(*1)
Cash and cash equivalents		259,219	—	—	—	—
Trade accounts and notes receivable		3,967,091	—	—	—	—
Other receivables		158,256	—	—	—	—
Cash deposits		1,248,747	—	—	—	—

	~~W~~	12,588,466	874,772	5,777,672	302,709	6,955,153

Financial liabilities
Fair value through profit or loss
Derivative liabilities	~~W~~	34,743	—	34,743	—	34,743
Financial liabilities measured at amortized cost(*1)
Trade accounts and notes payable		1,106,226	—	—	—	—
Borrowings		4,270,970	—	4,398,178	—	4,398,178
Financial guarantee liabilities		57,831	—	—	—	—
Others		1,206,529	—	—	—	—

	~~W~~	6,676,299	—	4,432,921	—	4,432,921

(*1)	Fair value of financial assets and liabilities measured at amortized cost except borrowings approximates carrying amounts.

29

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2019

(Unaudited)

2)	Financial liabilities were recognized in connection with financial guarantee contracts as of June 30, 2019. The details of the amount of guarantees provided are as follows:

(in millions of Won)		Guarantee limit			Guarantee amount
Guarantee beneficiary	Financial institution	Foreign currency		Won equivalent	Foreign currency	Won equivalent
POSCO Maharashtra	Export-Import Bank of Korea	USD	180,000,000	208,224	18,000,000	20,822
Steel Private Limited	HSBC	USD	80,000,000	92,544	8,000,000	9,254
	DBS	USD	100,000,000	115,680	10,000,000	11,568
	SCB	USD	66,853,000	77,335	37,090,900	42,906
	ING	USD	50,000,000	57,840	50,000,000	57,840
	Citi	USD	30,000,000	34,704	3,000,000	3,470
POSCO ASSAN TST	SMBC	USD	62,527,500	72,332	56,274,750	65,099
STEEL INDUSTRY	ING	USD	60,000,000	69,408	54,000,000	62,467
	BNP	USD	24,000,000	27,763	21,600,000	24,987
POSCO Asia Co., Ltd.	BOC	USD	50,000,000	57,840	50,000,000	57,840
	Credit Agricole	USD	50,000,000	57,840	50,000,000	57,840
POSCO MEXICO S.A. DE C.V	SMBC	USD	40,000,000	46,272	40,000,000	46,272
	CITI BANAMEX	USD	40,000,000	46,272	40,000,000	46,272
	BOA	USD	30,000,000	34,704	30,000,000	34,704
	BTMU	USD	30,000,000	34,704	30,000,000	34,704
	ING	USD	20,000,000	23,136	20,000,000	23,136
POSCO SS VINA Co., Ltd.	HSBC	USD	100,000,000	115,680	100,000,000	115,680
	ANZ	USD	100,000,000	115,680	100,000,000	115,680
	Credit Agricole	USD	50,000,000	57,840	50,000,000	57,840
	SMBC	USD	48,000,000	55,526	48,000,000	55,526
	Export-Import Bank of Korea	USD	1,941,250	2,246	1,663,928	1,925
POSCO-VIETNAM Co., Ltd.	SMBC	USD	50,000,000	57,840	50,000,000	57,840
	Credit Agricole	USD	40,000,000	46,272	40,000,000	46,272
	BTMU	USD	26,000,000	30,077	26,000,000	30,077
	Citi	USD	20,000,000	23,136	20,000,000	23,136
	MIZUHO	USD	20,000,000	23,136	20,000,000	23,136
PT. KRAKATAU POSCO	Export-Import Bank of Korea	USD	567,000,000	655,906	429,312,942	496,629
	SMBC	USD	140,000,000	161,952	106,165,348	122,812
	BTMU	USD	119,000,000	137,659	88,784,348	102,706
	SCB	USD	107,800,000	124,703	82,141,348	95,021
	MIZUHO	USD	105,000,000	121,464	78,339,130	90,623
	Credit Suisse AG	USD	91,000,000	105,269	67,893,913	78,540
	HSBC	USD	91,000,000	105,269	67,893,913	78,540
	ANZ	USD	73,500,000	85,025	56,550,565	65,417
	BOA	USD	35,000,000	40,488	26,113,043	30,208
	The Tokyo Star Bank, Ltd	USD	21,000,000	24,293	15,667,826	18,125
POSCO COATED STEEL (THAILAND) CO., LTD.	The Great & Co.	THB	5,501,000,000	206,618	5,501,000,000	206,618
LLP POSUK Titanium	SMBC	USD	15,000,000	17,352	15,000,000	17,352
CSP - Compania	Export-Import Bank of Korea	USD	182,000,000	210,538	164,019,493	189,738
Siderurgica do Pecem	Santander	USD	47,600,000	55,064	42,194,220	48,810
	BNP	USD	47,600,000	55,064	42,194,220	48,810
	MIZUHO	USD	47,600,000	55,064	42,194,220	48,810
	Credit Agricole	USD	20,000,000	23,136	17,728,671	20,509
	SOCIETE GENERALE	USD	20,000,000	23,136	17,728,671	20,509
	KfW	USD	20,000,000	23,136	17,728,671	20,509
	BBVA Seoul	USD	17,600,000	20,360	15,601,214	18,047
	ING	USD	17,600,000	20,360	15,601,214	18,047
	BNDES	BRL	464,060,000	140,550	464,060,000	140,550
Nickel Mining Company SAS	SMBC	EUR	46,000,000	60,495	46,000,000	60,495

		USD	3,154,621,750	3,649,269	2,382,482,548	2,756,055
		EUR	46,000,000	60,495	46,000,000	60,495
		THB	5,501,000,000	206,618	5,501,000,000	206,618
		BRL	464,060,000	140,550	464,060,000	140,550

30

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2019

(Unaudited)

3)	Finance income and costs by category of financial instrument for the six-month periods ended June 30, 2019 and 2018 were as follows:

①	For the six-month period ended June 30, 2019

(in millions of Won)	Finance income and costs
	Interest income (expense)		Dividend income(*1)	Gain and loss on foreign currency	Gain and loss on disposal	Gain and loss on valuation	Others	Total	Other comprehensive income (loss)
Financial assets at fair value through profit or loss	~~W~~	64,673	—	—	461	68,545	—	133,679	—
Financial assets at fair value through other comprehensive income		—	41,088	—	—	—	—	41,088	25,590
Financial assets measured at amortized cost		16,948	—	84,249	—	—	—	101,197	—
Financial liabilities at fair value through profit or loss		—	—	—	19	34,744	—	34,763	—
Financial liabilities measured at amortized cost		(73,589)	—	(122,843)	—	—	4,666	(191,766)	—

	~~W~~	8,032	41,088	(38,594)	480	103,289	4,666	118,961	25,590

(*1)	Finance income in the statement of comprehensive income includes the dividends from subsidiaries, associates and joint ventures of ~~W~~187,941 million for the six-month period ended June 30, 2019.

②	For the six-month period ended June 30, 2018

(in millions of Won)	Finance income and costs
	Interest income (expense)		Dividend income(*1)	Gain and loss on foreign currency	Gain and loss on disposal	Gain and loss on valuation	Others	Total	Other comprehensive income (loss)
Financial assets at fair value through profit or loss	~~W~~	64,638	—	—	989	11,044	—	76,671	—
Financial assets at fair value through other comprehensive income		—	67,891	—	—	—	—	67,891	(56,278)
Financial assets measured at amortized cost		9,036	—	37,515	—	—	—	46,551	—
Financial liabilities at fair value through profit or loss		—	—	—	—	40,937	—	40,937	—
Financial liabilities measured at amortized cost		(63,621)	—	(130,417)	—	—	4,242	(189,796)	—

	~~W~~	10,053	67,891	(92,902)	989	51,981	4,242	42,254	(56,278)

(*1)	Finance income in the statement of comprehensive income includes the dividends from subsidiaries, associates and joint ventures of ~~W~~91,229 million for the six-month period ended June 30, 2018.

4)	Finance income and costs by category of financial instrument for the three-month periods ended June 30, 2019 and 2018 were as follows:

①	For the three-month period ended June 30, 2019

(in millions of Won)	Finance income and costs
	Interest income (expense)		Dividend income(*1)	Gain and loss on foreign currency	Gain and loss on disposal	Gain and loss on valuation	Others	Total	Other comprehensive income (loss)
Financial assets at fair value through profit or loss	~~W~~	31,220	—	—	461	17,190	—	48,871	—
Financial assets at fair value through other comprehensive income		—	13,301	—	—	—	—	13,301	37,713
Financial assets measured at amortized cost		9,415	—	33,449	—	—	—	42,864	—
Financial liabilities at fair value through profit or loss		—	—	—	—	31,109	—	31,109	—
Financial liabilities measured at amortized cost		(36,677)	—	(64,875)	—	—	2,356	(99,196)	—

	~~W~~	3,958	13,301	(31,426)	461	48,299	2,356	36,949	37,713

31

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2019

(Unaudited)

(*1)	Finance income in the statement of comprehensive income includes the dividends from subsidiaries, associates and joint ventures of ~~W~~88,506 million for the three-month period ended June 30, 2019.

②	For the three-month period ended June 30, 2018

(in millions of Won)	Finance income and costs
	Interest income (expense)		Dividend income(*1)	Gain and loss on foreign currency	Gain and loss on disposal	Impairment loss	Others	Total	Other comprehensive income (loss)
Financial assets at fair value through profit or loss	~~W~~	32,598	—	—	989	2,222	—	35,809	—
Financial assets at fair value through other comprehensive income		—	42,128	—	—	—	—	42,128	(16,126)
Financial assets measured at amortized cost		5,406	—	35,497	—	—	—	40,903	—
Financial liabilities at fair value through profit or loss		—	—	—	—	54,865	—	54,865	—
Financial liabilities measured at amortized cost		(33,260)	—	(114,385)	—	—	1,532	(146,113)	—

	~~W~~	4,744	42,128	(78,888)	989	57,087	1,532	27,592	(16,126)

(*1)	Finance income in the statement of comprehensive income includes the dividends from subsidiaries, associates and joint ventures of ~~W~~15,683 million for the three-month period ended June 30, 2018.

(b)	Financial risk management

The Company is exposed to credit risk, liquidity risk and market risk arising from financial assets and liabilities. The Company’s financial risk management objectives and policies are consistent with those disclosed in the separate financial statements as of and for the year ended December 31, 2018.

21. Share Capital and Capital Surplus

(a)	Share capital as of June 30, 2019 and December 31, 2018 are as follows:

(in Won, except per share information)	June 30, 2019		December 31, 2018
Authorized shares		200,000,000	200,000,000
Par value	~~W~~	5,000	5,000
Issued shares(*1)		87,186,835	87,186,835
Shared capital(*2)	~~W~~	482,403,125,000	482,403,125,000

(*1)	As of June 30, 2019, total number of ADRs of 34,955,408 are equivalent to 8,738,852 shares of common stock.
(*2)	As of June 30, 2019, the difference between the ending balance and the par value of issued common stock is ~~W~~46,469 million due to retirement of 9,293,790 treasury stocks.

32

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2019

(Unaudited)

(b)	Capital surplus as of June 30, 2019 and December 31, 2018 are as follows:

(in millions of Won)	June 30, 2019		December 31, 2018
Share premium	~~W~~	463,825	463,825
Gain on disposal of treasury shares		796,623	784,047
Loss from merger		317,180	(91,310)
Loss on disposals of hybrid bonds		(11,787)	(1,787)

	~~W~~	1,575,841	1,154,775

22. Hybrid Bonds

Hybrid bonds classified as equity as of June 30, 2019 and December 31, 2018 are as follows:

(in millions of Won)
	Date of issue	Date of maturity	Rate of Interest (%)	June 30, 2019		December 31, 2018
Hybrid bond 1-2(*1)	2013-06-13	2043-06-13	4.60	~~W~~	200,000	200,000
Issuance cost					(616)	(616)

				~~W~~	199,384	199,384

(*1)	Details of hybrid bonds as of June 30, 2019 are as follows:

Hybrid bond 1-2
Maturity date	30 years (The Company has a right to extend the maturity date)

Interest rate	Issue date ~ 2023-06-12 : 4.60% Reset every 10 years as follows;
• After 10 years : return on government bond (10 years) + 1.40% • After 10 years : additionally + 0.25% according to Step-up clauses • After 30 years : additionally + 0.75%

Interest payments condition	Quarterly (Optional deferral of interest payment is available to the Company)

Others	The Company can call the hybrid bond at year 10 and interest payment date afterwards

The interest accumulated but not paid on the hybrid bonds as of June 30, 2019 amounts to ~~W~~454 million.

33

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2019

(Unaudited)

23. Reserves

Reserves as of June 30, 2019 and December 31, 2018 are as follows:

(in millions of Won)	June 30, 2019		December 31, 2018
Changes in fair value of equity investments at fair value through other comprehensive income	~~W~~	(175,599)	(207,191)

24. Treasury Shares

As of June 30, 2019, the Company holds 7,071,194 shares of treasury stock for price stabilization and others in accordance with the Board of Director’s resolution.

25. Revenue

(a)	Details of revenue disaggregated by types of revenue and timing of revenue recognition for the three-month and six-month periods ended June 30, 2019 and 2018 were as follows:

(in millions of Won)	For the three-month periods ended June 30			For the six-month periods ended June 30
	2019		2018	2019	2018
Types of revenue
Sales of steel product	~~W~~	7,221,131	7,471,128	14,771,099	15,003,744
Transportation services		193,164	172,629	389,835	345,284
Others		61,559	61,088	131,391	116,707

	~~W~~	7,475,854	7,704,845	15,292,325	15,465,735

Timing of revenue recognition
Revenue recognized at a point in time	~~W~~	7,264,321	7,516,739	14,866,745	15,091,782
Revenue recognized over time		211,533	188,106	425,580	373,953

	~~W~~	7,475,854	7,704,845	15,292,325	15,465,735

(b)	Contract assets and liabilities

Details of contract assets and liabilities from contracts with customers as of June 30, 2019 and December 31, 2018 are as follows:

(in millions of Won)	June 30, 2019		December 31, 2018
Receivables
Account receivables	~~W~~	4,283,007	3,967,091
Contract assets
Account receivables		4,742	8,954
Contract liabilities
Advance received		7,705	9,902
Unearned income		37,084	34,480

34

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2019

(Unaudited)

26. Selling and Administrative Expenses

(a)	Other administrative expenses

Other administrative expenses for the three-month and six-month periods ended June 30, 2019 and 2018 were as follows:

(in millions of Won)	For the three-month period ended June 30			For the six-month period ended June 30
	2019		2018	2019	2018
Wages and salaries	~~W~~	56,073	57,080	113,307	125,015
Expenses related to post-employment benefits		5,906	6,274	15,193	15,851
Other employee benefits		13,167	17,060	26,493	32,380
Travel		3,780	3,337	6,814	5,965
Depreciation		6,451	3,661	12,928	7,496
Amortization		9,144	7,342	18,288	14,340
Rental		9,509	12,955	18,452	26,176
Repairs		3,345	4,628	5,817	7,686
Advertising		19,263	24,341	32,902	50,291
Research & development		19,267	17,853	42,276	34,280
Service fees		41,147	44,341	82,727	84,522
Supplies expense		585	192	3,091	1,103
Vehicles maintenance		1,816	2,244	3,117	2,269
Industry association fee		908	1,380	2,631	3,154
Training		6,228	6,076	11,763	10,143
Conference		1,496	1,304	2,991	2,628
Others		11,525	13,133	17,640	20,185

	~~W~~	209,610	223,201	416,430	443,484

(b)	Selling expenses

Selling expenses for the three-month and six-month periods ended June 30, 2019 and 2018 were as follows:

(in millions of Won)	For the three-month periods ended June 30			For the six-month periods ended June 30
	2019		2018	2019	2018
Freight and custody expenses (*1)	~~W~~	29,976	30,459	63,685	62,853
Operating expenses for distribution center		2,387	2,447	4,743	4,847
Sales commissions		21,865	15,902	37,431	31,490
Sales advertising		489	374	621	829
Sales promotion		1,257	1,375	2,261	2,425
Sample		331	356	545	759
Sales insurance premium		1,590	861	2,897	1,935

	~~W~~	57,895	51,774	112,183	105,138

(*1)

The Company identified the shipping services included in the contract with customers as a separate performance obligations, and as of December 31, 2018, expenses incurred for the delivery of shipping services had been reclassified from selling expenses to cost of sales. Meanwhile, in order to compare financial statements ended June 30, 2019 to ended June 30, 2018, the company reclassified ~~W~~356,435 million of expense of shipping service to cost of sales for the six-month period ended June 30, 2018. This reclassification does not affect the amount of net assets for the year ended December 31, 2018, and net income for the six-month period ended June 30, 2018.

35

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2019

(Unaudited)

27. Finance Income and Costs

Details of finance income and costs for the three-month and six-month periods ended June 30, 2019 and 2018 were as follows:

(in millions of Won)	For the three-month periods ended June 30			For the six-month periods ended June 30
	2019		2018	2019	2018
Finance income
Interest income(*1)	~~W~~	40,635	38,004	81,621	73,674
Dividend income		101,807	57,811	229,029	159,120
Gain on foreign currency transactions		83,938	35,297	118,877	85,403
Gain on foreign currency translations		3,276	29,045	35,939	44,086
Gain on valuation of derivatives		48,316	34,594	102,788	53,048
Others		3,513	3,016	6,940	6,101

	~~W~~	281,485	197,767	575,194	421,432

Finance costs
Interest expenses	~~W~~	36,677	33,260	73,589	63,621
Loss on foreign currency transactions		60,011	61,146	89,805	91,379
Loss on foreign currency translations		58,629	82,084	103,605	131,012
Loss on valuation of derivatives		—	(23,560)	—	—
Others		712	1,562	1,293	1,937

	~~W~~	156,029	154,492	268,292	287,949

(*1)	Interest income calculated using the effective interest method for the six-month period ended June 30, 2019 and 2018 were ~~W~~16,948 million and ~~W~~9,036 million, respectively.

28. Other Non-Operating Income and Expenses

Details of other non-operating income and expenses for the three-month and six-month periods ended June 30, 2019 and 2018 were as follows:

(in millions of Won)	For the three-month period ended June 30			For the six-month period ended June 30
	2019		2018	2019	2018
Other non-operating income
Gain on disposals of property, plant and equipment	~~W~~	3,196	16,824	14,685	20,402
Gain on disposals of intangible assets		1,011	70,761	1,011	99,361
Gain on valuation of emission rights		25,440	—	25,440	—
Others(*1)		6,268	49,265	15,704	61,451

	~~W~~	35,915	136,850	56,840	181,214

Other non-operating expenses
Loss on disposals of property, plant and equipment	~~W~~	25,422	46,985	38,537	60,528
Impairment loss on property, plant and equipment		88,681	—	161,496	16,264
Impairment loss on investment in subsidiaries, associates and joint ventures		3,987	—	10,422	34,207
Donations		1,000	7,429	8,400	21,750
Others(*2)		20,956	158,670	33,839	181,021

	~~W~~	140,046	213,084	252,694	313,770

(*1)

During the six-month period ended June 30, 2018, the Company recognized ~~W~~41,137 million of tax refund without corporate tax due to the consequences of appeal to tax tribunal against tax investigation as non-operating income.

(*2)	During the six-month period ended June 30, 2018, the Company recognized ~~W~~161,772 million of additional taxes imposed on value added tax related to imported LNG as non-operating expense.

36

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2019

(Unaudited)

29. Expenses by Nature

Expenses that are recorded by nature as cost of sales, selling and administrative expenses and other non-operating expenses in the statements of comprehensive income for the three-month and six-month periods ended June 30, 2019 and 2018 were as follows (excluding finance costs and income tax expenses):

(in millions of Won)	For the three-month period ended June 30			For the six-month period ended June 30
	2019		2018	2019	2018
Changes in inventories(*1)	~~W~~	(217,026)	2,474	1,681	182,988
Raw materials and consumables used		4,606,866	4,384,602	9,018,589	8,501,867
Employee benefits expenses		436,959	412,750	868,661	902,190
Outsourced processing cost		628,682	586,774	1,227,096	1,173,122
Depreciation(*2)		533,300	526,220	1,071,915	1,049,906
Amortization		19,336	16,638	38,426	32,857
Electricity and water expenses		135,567	167,327	288,587	335,648
Service fees		63,620	66,079	124,861	124,188
Rental		13,481	17,174	26,569	37,426
Advertising		19,263	24,341	32,902	50,291
Freight and custody expenses		212,431	207,449	440,291	419,288
Sales commissions		21,865	15,902	37,431	31,490
Loss on disposals of property, plant and equipment		25,422	46,985	38,537	60,528
Impairment loss on property, plant and equipment		88,681	—	161,496	16,264
Impairment loss on investments in subsidiaries, associates and joint ventures		3,987	—	10,422	34,207
Other expenses		299,332	621,532	601,086	992,550

	~~W~~	6,891,766	7,096,247	13,988,550	13,944,810

(*1)	Changes in inventories are the changes in product, semi-finished products and by-products.
(*2)	Includes depreciation of investment property.

30. Income Taxes

The effective tax rates of the Company for the six-month periods ended June 30, 2019 and 2018 were 27.05% and 26.76%, respectively.

37

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2019

(Unaudited)

31. Earnings per Share

Basic and diluted earnings per share for the three-month and six-month periods ended June 30, 2019 and 2018 were as follows:

(in Won, except share information)	For the three-month periods ended June 30			For the six-month periods ended June 30
	2019		2018	2019	2018
Profit for the period	~~W~~	545,381,748,420	580,290,733,901	1,216,554,712,849	1,349,027,466,410
Interests of hybrid bonds, net of tax		(1,662,931,506)	(6,650,931,505)	(3,307,589,040)	(14,358,575,340)
Weighted-average number of common shares outstanding(*1)		80,115,641	80,000,630	80,111,845	80,000,147
Basic and diluted earnings per share	~~W~~	6,787	7,170	15,144	16,683

(*1)	The weighted-average number of common shares used to calculate basic and diluted earnings per share are as follows:

(in share)	For the three-month periods ended June 30		For the six-month periods ended June 30
	2019	2018	2019	2018
Total number of common shares issued	87,186,835	87,186,835	87,186,835	87,186,835
Weighted-average number of treasury shares	(7,071,194)	(7,186,205)	(7,074,990)	(7,186,688)

Weighted-average number of common shares outstanding	80,115,641	80,000,630	80,111,845	80,000,147

Since there were no potential shares of common stock which had dilutive effects as of June 30, 2019 and 2018, diluted earnings per share is equal to basic earnings per share.

38

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2019

(Unaudited)

32. Related Party Transactions

(a)	Significant transactions with related companies for the six-month periods ended June 30, 2019 and 2018 were as follows:

1)	For the six-month period ended June 30, 2019

(in millions of Won)	Sales and others(*1)			Purchase and others(*2)
	Sales		Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
Subsidiaries(*3)
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	~~W~~	3,608	11,089	—	139,349	21	5,233
POSCO COATED & COLOR STEEL Co., Ltd.		233,408	1,707	—	—	7,684	491
POSCO ICT(*4)		1,509	4,989	—	148,817	17,055	88,838
eNtoB Corporation		7	60	159,576	16,936	59	13,431
POSCO CHEMICAL CO., LTD (Formerly, POSCO CHEMTECH)		197,793	25,129	255,299	7,578	156,383	2,010
POSCO ENERGY CO., LTD.		106,602	624	—	—	—	62
POSCO INTERNATIONAL Corporation (Formerly, POSCO DAEWOO Corporation)		2,841,376	46,572	330,044	—	26,037	2,569
POSCO Thainox Public Company Limited		120,032	13,675	3,733	—	—	3
POSCO America Corporation		184,517	—	—	—	—	39
POSCO Canada Ltd.		340	604	151,892	—	—	—
POSCO Asia Co., Ltd.		861,771	585	248,431	—	987	2,796
Qingdao Pohang Stainless Steel Co., Ltd.		59,410	—	—	—	—	—
POSCO JAPAN Co., Ltd.		756,357	—	21,553	3,021	—	1,487
POSCO-VIETNAM Co., Ltd.		141,535	181	—	—	—	37
POSCO MEXICO S.A. DE C.V.		153,766	31	—	—	—	5
POSCO Maharashtra Steel Private Limited		333,608	187	—	—	—	256
POSCO(Suzhou) Automotive Processing Center Co., Ltd.		43,313	—	1,481	—	—	—
POSCO VST CO., LTD.		137,025	—	—	—	—	62
POSCO INTERNATIONAL SINGAPORE PTE LTD.		—	180	322,210	—	—	—
Others		425,315	14,560	81,055	10,572	133,582	60,791

		6,601,292	120,173	1,575,274	326,273	341,808	178,110

Associates and joint ventures(*3)
POSCO PLANTEC Co., Ltd.		183	65	1,399	110,614	9,326	9,362
SNNC		2,747	3,380	244,626	—	—	10
POSCO-SAMSUNG-Slovakia Processing Center		31,764	—	—	—	—	—
Roy Hill Holdings Pty Ltd		—	—	482,848	—	—	—
Others		6,985	86,037	27,127	—	—	—

		41,679	89,482	756,000	110,614	9,326	9,372

	~~W~~	6,642,971	209,655	2,331,274	436,887	351,134	187,482

(*1)	Sales and others are mainly consist of sales of steel products to subsidiaries, associates and joint ventures.
(*2)	Purchases and others are mainly consist of subsidiaries’ purchases of construction services and purchases of raw materials to manufacture steel products.
(*3)	As of June 30, 2019, the Company provided guarantees to related companies (Note 20).
(*4)	Others (purchase) mainly consist of service fees related to maintenance and repair of ERP System.

39

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2019

(Unaudited)

2)	For the six-month period ended June 30, 2018

(in millions of Won)	Sales and others			Purchase and others
	Sales		Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	~~W~~	4,967	63	—	139,725	9	23,205
POSCO COATED & COLOR STEEL Co., Ltd.		227,199	2,724	—	—	4,218	664
POSCO ICT		1,319	7,475	—	137,368	16,173	95,168
eNtoB Corporation		5	60	175,914	8,347	58	12,292
POSCO CHEMICAL CO., LTD (Formerly, POSCO CHEMTECH)		200,582	23,081	259,624	15,978	155,550	601
POSCO ENERGY CO., LTD.		95,908	702	—	—	—	—
POSCO INTERNATIONAL Corporation (Formerly, POSCO DAEWOO Corporation)		2,892,020	38,859	343,617	—	29,378	675
POSCO Thainox Public Company Limited		140,624	5,249	5,452	—	—	—
POSCO America Corporation		135,136	—	—	—	—	947
POSCO Canada Ltd.		190	882	128,164	—	—	—
POSCO Asia Co., Ltd.		951,799	162	236,375	535	1,325	1,884
Qingdao Pohang Stainless Steel Co., Ltd.		87,177	7	—	—	—	5
POSCO JAPAN Co., Ltd.		693,432	6	11,717	1,709	—	1,493
POSCO-VIETNAM Co., Ltd.		163,916	21	—	—	—	8
POSCO MEXICO S.A. DE C.V.		146,389	37	—	—	—	—
POSCO Maharashtra Steel Private Limited		268,909	349	—	—	—	86
POSCO(Suzhou) Automotive Processing Center Co., Ltd.		112,256	—	—	—	—	5
POSCO VST CO., LTD.		150,076	—	—	—	—	—
POSCO INTERNATIONAL SINGAPORE PTE LTD.		—	43	100,242	—	—	—
Others		428,778	20,497	45,384	11,014	128,471	62,924

		6,700,682	100,217	1,306,489	314,676	335,182	199,957

Associates and joint ventures
POSCO PLANTEC Co., Ltd.		5,268	108	1,632	75,575	10,509	4,783
SNNC		2,467	602	243,010	—	—	5
POSCO-SAMSUNG-Slovakia Processing Center		28,513	—	—	—	—	—
Roy Hill Holdings Pty Ltd		—	—	408,815	—	—	—
Others		5,107	45,128	35,823	—	—	5

		41,355	45,838	689,280	75,575	10,509	4,793

	~~W~~	6,742,037	146,055	1,995,769	390,251	345,691	204,750

(b)	Significant transactions with related companies for the three-month periods ended June 30, 2019 and 2018 were as follows:

1)	For the three-month period ended June 30, 2019

(in millions of Won)	Sales and others			Purchase and others
	Sales		Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	~~W~~	2,198	16	—	72,852	—	2,519
POSCO COATED & COLOR STEEL Co., Ltd.		116,211	1	—	—	5,315	119
POSCO ICT		729	—	—	87,989	8,498	42,677
eNtoB Corporation		3	—	81,080	10,952	33	7,907
POSCO CHEMICAL CO., LTD (Formerly, POSCO CHEMTECH)		93,869	5,799	124,303	5,513	78,253	1,881
POSCO ENERGY CO., LTD.		49,714	310	—	—	—	42
POSCO INTERNATIONAL Corporation (Formerly, POSCO DAEWOO Corporation)		1,423,768	1	154,881	—	13,381	1,629
POSCO Thainox Public Company Limited		54,928	13,616	2,063	—	—	—
POSCO America Corporation		89,516	—	—	—	—	21
POSCO Canada Ltd.		340	529	75,279	—	—	—
POSCO Asia Co., Ltd.		445,133	498	100,397	—	429	2,235
Qingdao Pohang Stainless Steel Co., Ltd.		5,363	—	—	—	—	—
POSCO JAPAN Co., Ltd.		350,682	—	12,033	707	—	853
POSCO-VIETNAM Co., Ltd.		66,995	96	—	—	—	—
POSCO MEXICO S.A. DE C.V.		75,553	17	—	—	—	—
POSCO Maharashtra Steel Private Limited		142,945	92	—	—	—	256
POSCO(Suzhou) Automotive Processing Center Co., Ltd.		25,309	—	957	—	—	—
POSCO VST CO., LTD.		58,204	—	—	—	—	19
POSCO INTERNATIONAL SINGAPORE PTE LTD.		—	41	198,168	—	—	—
Others		204,728	3,439	25,317	4,790	66,424	34,354

		3,206,188	24,455	774,478	182,803	172,333	94,512

Associates and joint ventures
POSCO PLANTEC Co., Ltd.		67	5	648	59,868	4,411	6,651
SNNC		1,399	1,100	128,978	—	—	—
POSCO-SAMSUNG-Slovakia Processing Center		7,901	—	—	—	—	—
Roy Hill Holdings Pty Ltd		—	—	280,820	—	—	—
Others		2,993	74,784	13,962	—	—	—

		12,360	75,889	424,408	59,868	4,411	6,651

	~~W~~	3,218,548	100,344	1,198,886	242,671	176,744	101,163

40

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2019

(Unaudited)

2)	For the three-month period ended June 30, 2018

(in millions of Won)	Sales and others			Purchase and others
	Sales		Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	~~W~~	4,205	10	—	81,019	—	13,917
POSCO COATED & COLOR STEEL Co., Ltd.		116,447	164	—	—	2,626	475
POSCO ICT		671	1	—	66,547	8,086	46,321
eNtoB Corporation		4	—	90,057	5,001	13	6,479
POSCO CHEMICAL CO., LTD (Formerly, POSCO CHEMTECH)		102,349	5,406	127,033	10,291	78,268	453
POSCO ENERGY CO., LTD.		43,813	333	—	—	—	—
POSCO INTERNATIONAL Corporation (Formerly, POSCO DAEWOO Corporation)		1,429,416	7	155,339	—	15,483	353
POSCO Thainox Public Company Limited		74,649	5,249	2,255	—	—	—
POSCO America Corporation		71,770	—	—	—	—	61
POSCO Canada Ltd.		190	564	58,158	—	—	—
POSCO Asia Co., Ltd.		455,936	21	148,374	232	423	1,012
Qingdao Pohang Stainless Steel Co., Ltd.		43,146	—	—	—	—	—
POSCO JAPAN Co., Ltd.		343,676	6	5,743	984	—	499
POSCO-VIETNAM Co., Ltd.		75,630	8	—	—	—	—
POSCO MEXICO S.A. DE C.V.		81,299	20	—	—	—	—
POSCO Maharashtra Steel Private Limited		134,136	140	—	—	—	56
POSCO(Suzhou) Automotive Processing Center Co., Ltd.		45,102	—	—	—	—	—
POSCO VST CO., LTD.		77,396	—	—	—	—	—
POSCO INTERNATIONAL SINGAPORE PTE LTD.		—	34	63,389	—	—	—
Others		201,613	12,578	22,869	5,843	63,203	35,253

		3,301,448	24,541	673,217	169,917	168,102	104,879

Associates and joint ventures
POSCO PLANTEC Co., Ltd.		4,932	28	718	47,532	4,751	2,635
SNNC		1,259	180	109,397	—	—	—
POSCO-SAMSUNG-Slovakia Processing Center		10,275	—	—	—	—	—
Roy Hill Holdings Pty Ltd		—	—	217,358	—	—	—
Others		2,388	35,397	18,845	—	—	—

		18,854	35,605	346,318	47,532	4,751	2,635

	~~W~~	3,320,302	60,146	1,019,535	217,449	172,853	107,514

(c)	The related account balances of significant transactions with related companies as of June 30, 2019 and December 31, 2018 are as follows:

1)	June 30, 2019

(in millions of Won)	Receivables				Payables
	Trade accounts and notes receivable		Others	Total	Trade accounts and notes payable	Accounts payable	Others	Total
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	~~W~~	1	3,387	3,388	—	30,793	431	31,224
POSCO COATED & COLOR STEEL Co., Ltd.		55,363	190	55,553	—	5	2,878	2,883
POSCO ICT		—	111	111	1,117	65,547	41,116	107,780
eNtoB Corporation		—	—	—	7,022	36,011	—	43,033
POSCO CHEMICAL CO., LTD (Formerly, POSCO CHEMTECH)		61,753	3,858	65,611	17,126	52,799	18,134	88,059
POSCO ENERGY CO., LTD.		32,190	1,272	33,462	—	—	1,425	1,425
POSCO INTERNATIONAL Corporation (Formerly, POSCO DAEWOO Corporation)		561,369	27	561,396	2,089	2,089	4,942	9,120
POSCO Thainox Public Company Limited		66,865	290	67,155	—	—	—	—
POSCO America Corporation		18,228	—	18,228	—	—	—	—
POSCO Asia Co., Ltd.		475,451	1,314	476,765	7,957	10	—	7,967
Qingdao Pohang Stainless Steel Co., Ltd.		21,694	—	21,694	—	—	—	—
POSCO MEXICO S.A. DE C.V.		101,314	535	101,849	—	—	—	—
POSCO Maharashtra Steel Private Limited		327,848	1,419	329,267	—	—	—	—
Others(*1)		387,693	43,132	430,825	57,212	24,441	88,395	170,048

		2,109,769	55,535	2,165,304	92,523	211,695	157,321	461,539

Associates and joint ventures
POSCO PLANTEC Co., Ltd.		—	2	2	1,427	13,257	—	14,684
SNNC		534	214	748	14,994	—	—	14,994
Roy Hill Holdings Pty Ltd		—	—	—	27,159	—	—	27,159
Others		368	38,314	38,682	80	76	—	156

		902	38,530	39,432	43,660	13,333	—	56,993

	~~W~~	2,110,671	94,065	2,204,736	136,183	225,028	157,321	518,532

(*1)

During the year ended December 31, 2018, the Company made loans of ~~W~~2,950 million to Suncheon Eco Trans Co., Ltd., a subsidiary of the Company. As of June 30, 2019, corresponding amounts of those loans were recorded as allowance for doubtful accounts.

41

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2019

(Unaudited)

2)	December 31, 2018

(in millions of Won)	Receivables				Payables
	Trade accounts and notes receivable		Others	Total	Trade accounts and notes payable	Accounts payable	Others	Total
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	~~W~~	57	5,181	5,238	—	52,775	438	53,213
POSCO COATED & COLOR STEEL Co., Ltd.		55,598	317	55,915	—	25	1,194	1,219
POSCO ICT		—	229	229	1,572	112,960	8,717	123,249
eNtoB Corporation		—	—	—	10,860	22,072	11	32,943
POSCO CHEMICAL CO., LTD (Formerly, POSCO CHEMTECH)		40,258	3,883	44,141	19,911	58,725	19,012	97,648
POSCO ENERGY CO., LTD.		22,163	1,700	23,863	—	—	1,425	1,425
POSCO INTERNATIONAL Corporation (Formerly, POSCO DAEWOO Corporation)		437,554	1,056	438,610	161	1,881	5,304	7,346
POSCO Thainox Public Company Limited		71,189	—	71,189	467	71	—	538
POSCO America Corporation		14,338	—	14,338	—	221	—	221
POSCO Asia Co., Ltd.		480,205	1,047	481,252	7,839	—	—	7,839
Qingdao Pohang Stainless Steel Co., Ltd.		52,037	—	52,037	—	—	—	—
POSCO MEXICO S.A. DE C.V.		101,179	218	101,397	—	—	—	—
POSCO Maharashtra Steel Private Limited		390,413	1,428	391,841	—	—	—	—
Others		379,950	54,407	434,357	33,183	36,591	85,745	155,519

		2,044,941	69,466	2,114,407	73,993	285,321	121,846	481,160

Associates and joint ventures
POSCO PLANTEC Co., Ltd.		249	10	259	3,275	34,803	—	38,078
SNNC		541	61	602	22,188	—	—	22,188
Roy Hill Holdings Pty Ltd		—	—	—	22,997	—	—	22,997
Others		918	910	1,828	217	76	—	293

		1,708	981	2,689	48,677	34,879	—	83,556

	~~W~~	2,046,649	70,447	2,117,096	122,670	320,200	121,846	564,716

(d)	For the six-month periods ended June 30, 2019 and 2018, details of compensation to key management officers were as follows:

(in millions of Won)	June 30, 2019		June 30, 2018
Short-term benefits	~~W~~	23,896	23,674
Long-term benefits		3,123	2,769
Retirement benefits		6,173	7,753

	~~W~~	33,192	34,196

Key management officers include directors (including non-standing directors), executive officials and fellow officials who have significant influence and responsibilities in the Company’s business and operations.

33. Commitments and Contingencies

(a)	Commitments

1)

The Company entered into long-term contracts to purchase iron ore, coal, nickel and others. The contracts of iron ore and coal generally have terms of more than three years and the contracts of nickel have terms of more than one year. These contracts provide for periodic price adjustments based on the market price. As of June 30, 2019, 79 million tons of iron ore and 13 million tons of coal remained to be purchased under such long-term contracts.

2)

The Company entered into an agreement with Tangguh Liquefied Natural Gas (LNG) Consortium in Indonesia to purchase 550 thousand tons of LNG annually for 20 years commencing in August 2005. The purchase price is subject to change, based on changes of the monthly standard oil price (JCC) and with a price ceiling.

3)

The Company entered into consecutive voyage charter (CVC) contract for transportation of raw materials. As of June 30, 2019, there are 39 vessels under contract and the average remaining contract period is about 10 years.

42

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2019

(Unaudited)

4)

As of June 30, 2019, the Company entered into commitments with KOREA ENERGY AGENCY for long-term foreign currency borrowing, which is limited up to the amount of USD 4.12 million. The borrowing is related to the exploration of gas hydrates in Western Fergana-Chinabad. The repayment of the borrowing depends on the success of the project. The Company is not liable for the repayment of full or part of the money borrowed if the respective project fail. The Company has agreed to pay a certain portion of its profits under certain conditions, as defined by the borrowing agreements. As of June 30, 2019, the ending balance of the borrowing amounts to USD 1.02 million.

5)

The Company has provided a supplemental funding agreement, as the largest shareholder, as requested from the creditors, including Norddeutsche Landesbank, for seamless funding to the construction of new power plant by POSCO ENERGY CO., LTD.

6)	The Company provides a supplementary fund of up to ~~W~~9.8 billion to the Company’s subsidiary, Busan E&E Co,. Ltd., at the request of creditors such as the Korea Development Bank.

7)

The company provides a supplementary funding for the purpose of promoting the Suncheon Bay PRT business of Suncheon Eco Trans Co., Ltd., a subsidiary of the Company, at the request of creditors. On November 2018, creditors sued the Company for subrogation based on a supplemental funding agreement.

(b)	As of June 30, 2019, the Company has provided three blank checks to KOREA ENERGY AGENCY as collateral for long-term foreign currency borrowings.

(c)	Litigation in progress

The Company is involved in 27 lawsuits, including claim for employee right aggregating to ~~W~~170.1 billion as defendant as of June 30, 2019, which arise from the ordinary course of business. The Company has recognized provisions amounting to ~~W~~2.1 billion for one of 27 lawsuits based on its reliable estimate of outflow of resources. However, the Company has not recognized any provisions for the other lawsuits and claims since the Company does not believe it has a present obligation as of June 30, 2019.

43

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2019

(Unaudited)

34. Cash Flows from Operating Activities

Changes in operating assets and liabilities for the six-month periods ended June 30, 2019 and 2018 were as follows:

(in millions of Won)	June 30, 2019		June 30, 2018
Trade accounts and notes receivable, net	~~W~~	(307,715)	(521,816)
Other accounts receivable		(25,342)	(27,098)
Inventories		(139,320)	84,623
Prepaid expenses		(24,988)	(19,337)
Other current assets		152	641
Long-term guarantee deposits		58	199
Other non-current assets		548	(637)
Trade accounts and notes payable		(25,513)	(135,941)
Other accounts payable		(92,763)	(24,558)
Accrued expenses		22,413	14,514
Advances received		82	7,383
Withholdings		(251)	(618)
Unearned revenue		2,876	3,744
Other current liabilities		(4,835)	8,952
Payments of severance benefits		(48,921)	(86,346)
Plan assets		29,487	24,870
Other non-current liabilities		(4,511)	(2)

	~~W~~	(618,543)	(671,427)

35. Business combination

(a)	Overview of the business combination

The Company merged with POSCO Processing&Service for the six-month period ended June 30, 2019. The purpose of the business combination is to promote management rationalization by streamlining fund management and operations of POSCO Processing&Service and subsidiaries, and enhancing shareholder value based on merger synergies.

Date
Decision date of Board of Directors	2018.11.03
Acquisition date	2019.01.01

44

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2019

(Unaudited)

(b)	Accounting policies for business combinations

Since the merger between the controlling company and its subsidiaries, the assets acquired and liabilities assumed through the merger are measured at book value in the consolidated financial statements of the Company. The difference between considerations transferred and the book value of net assets recognized is reflected in capital surplus.

(in millions of Won)	Amount
Transfer price
Book value of existing ownership interest	~~W~~	385,995
Treasury stock		37,001
Cash		36

		423,032

Identifiable assets, acquired liabilities
Cash and cash equivalents		2,207
Other financial assets		39,670
Investment properties		41,220
Investments in subsidiaries, associates and joint ventures		740,211
Other assets		9,962
Other liabilities		(1,748)

Identifiable net assets		831,522

Capital surplus arising from business combination
Increase in capital surplus	~~W~~	408,490

36. Events after the reporting period

(a)	Pursuant to the resolution of the Board of Directors on July 29, 2019, the Company decided to pay interim cash dividends of ~~W~~2,000 per common share (total dividend: ~~W~~160.2 billion).

(b)

On July 17, 2019, the Company issued unguaranteed bond 309-1, 309-2 and 309-3 with issue price of ~~W~~200,000 million, ~~W~~130,000 million and ~~W~~170,000 million, respectively. Maturity of the bonds is July 17, 2022 and July 17, 2024 and July 17, 2026, respectively. Also, the Company issued a non-guaranteed senior dollar bond with issue price of USD 500 million on July 15, 2019. Maturity of the bond is July 15, 2024.

45